Exhibit 99.2
Annual Report NYSE: SAND TSX: SSL Q4 2022 SANDSTORM GOLD ROYALTIES

Hundreds of Royalties. One Investment. Corporate & Shareholder Information Stock Exchange Listings Toronto Stock Exchange TSX: SSL New York Stock Exchange NYSE: SAND Transfer Agent Computershare Investor Services 2nd Floor, 510 Burrard Street Vancouver, British Columbia V6C 3B9 T 604 661 9400 Corporate Secretary Christine Gregory Auditors PricewaterhouseCoopers LLP PricewaterhouseCoopers Place Suite 1400, 250 Howe Street Vancouver, British Columbia V6C 3S7 T 604 806 7000 F 604 806 7806 Board of Directors Andrew T. Swarthout David Awram David E. De Witt John P. A. Budreski Mary L. Little Nolan Watson Vera Kobalia Corporate Offices Vancouver Head Office Suite 1400, 400 Burrard Street Vancouver, British Columbia V6C 3A6 T 604 689 0234 F 604 689 7317 info@sandstormgold.com www.sandstormgold.com Toronto Office Suite 503, 36 Lombard Street Toronto, Ontario M5C 2X3 SECTION 1 Company Profile 2022 Q4 02

Section 1 Corporate Profile Message to Our Shareholders 05 Management Team 12 Board of Directors 13 Section 2 Management’s Discussion & Analysis Company Highlights 18 Overview and Outlook 21 Key Producing Assets 25 Other Producing Assets 29 Development Assets 38 Summary of Annual Results 44 Summary of Quarterly Results 47 Quarterly Commentary 50 Section 3 Consolidated Financial Statements Financial Position 88 Income (Loss) 89 Comprehensive Income (Loss) 90 Cash Flow 91 Changes in Equity 92 Notes to the Consolidated Financial Statements 93 Q4 2022 SECTION 1 Company Profile Q4 2022 03

Sandstorm has transformed into the
go-to
mid-tier
precious metals royalty company with portfolio diversification, liquidity, and a near-term growth profile that far outpaces its peers. President & CEO Nolan Watson SECTION 1 Company Profile 2022 Q4 04

A Message from President and CEO Nolan Watson Transformational. That’s how I sum up 2022. For over a decade, Sandstorm has been steadily growing its royalty portfolio of cash-flowing and development assets. With every incremental addition, we have strengthened the portfolio’s diversification and growth profile while increasing cash flows and the Company’s available capital. With this solid foundation established, Sandstorm’s management has been actively and methodically seeking opportunities that we believe will propel the Company forward in meaningful and accretive ways—a truly transformational opportunity. I’m proud to say that I believe 2022 was the year we saw this come to fruition. Over the last 12 months, Sandstorm has achieved several transformative milestones. In February we announced the creation of Horizon Copper—a new strategic growth partner that we expect to create new deal opportunities for Sandstorm. One of our flagship assets, the Hod Maden gold-copper project, was further de-risked
with the granting of its final permits and commencement of early works construction projects at the site. In May we announced two transactions totalling over US$1 billion in royalty and stream acquisitions—a new record in capital deployment—which included the acquisition of Nomad Royalty Company and a portfolio of assets from BaseCore LP. Through these transactions, Sandstorm has transformed into the go-to
mid-tier
precious metals royalty company with portfolio diversification, liquidity, and a near-term growth profile that far outpaces its peers. +1B$ In May Sandstorm announced two transactions totaling over US$1 billion in royalty and stream acquisitions. SECTION 1 Company Profile Q4 2022 05

Building a Portfolio of Low Cost Mines
ALL-IN
SUSTAINING COST PROFILE Top 10 Assets by Quartile 1st Quartile 2nd Quartile 3rd Quartile 4th Quartile 54% 42% Industry Leading Diversification MINERAL PROPERTY VALUE CONTRIBUTION Top 5 Assets Assets
6-10
Other Source: BMO Capital Markets Equity Research, S&P Global Market Intelligence, Wood Mackenzie. AISC profile weighted by BMO Capital Markets Equity Research model NPV estimates and broker data at street consensus pricing and excludes oil & gas and diamond assets. Mineral property value diversification analysis combines total contractual exposure to a given asset (e.g. Hod Maden gold stream + 2.0% royalty). SECTION 1 Company Profile 2022 Q4 06

Company’s high-growth royalty portfolio of precious metal assets was the perfect complement to Sandstorm’s existing portfolio. With 91% of the portfolio comprised of gold and silver assets1, Nomad’s portfolio is expected to add an additional 60,000–80,000 gold equivalent ounces to Sandstorm’s portfolio in the long term2. The acquisition of Nomad also introduced several key development assets to Sandstorm’s near-term growth profile. Notably, Sandstorm now holds a 2.375% gold stream on the Greenstone project located in Northern Ontario. According to Equinox Gold, construction at Greenstone is 66% complete and is expected to pour first gold in the first half of 2024. Once in production, Greenstone is expected to be one of Sandstorm’s top five producing assets within the portfolio on a gold equivalent basis. The Nomad acquisition also included a gold stream on Ivanhoe Mines’ Platreef devel- opment project in South Africa. The project currently ranks as the largest precious metals deposit under development3 and has the potential to be the industry’s largest and lowest-cost primary platinum group metals producer. Ivanhoe expects the first phase of production to begin in 2024, making this a key growth asset for Sandstorm. In addition to Platreef and Greenstone, the Nomad portfolio contained several fantastic producing and development royalty assets including the Blyvoor gold mine in South Africa, the Caserones copper mine in Chile, and the Robertson deposit, part of the Nevada Gold Mines’ renowned Cortez Complex. I want to take a moment to give credit to the Nomad management team. Throughout the transaction process, it was clear how deeply management and the board of directors cared about their shareholders. I have been a part of the mining industry and the capital markets for over 20 years, and it is increasingly uncommon to see a senior management team take a genuine interest in the way Nomad did towards their shareholders’ interests. We were thrilled to have the overwhelming support of Nomad shareholders for the merger, and I want to personally welcome all of you as Sandstorm shareholders. We’re glad you’re here. It’s rare to come across such a high-quality portfolio like Nomad’s that enhances Sandstorm’s existing portfolio in meaningful and accretive ways. It’s rarer to come across two high-quality royalty portfolios like this. So, we were very pleased to co-announce
the acquisition of the BaseCore portfolio alongside the Nomad transaction. 1 Based on analyst consensus. See press release dated May 2, 2022 for more details. 2 See press relates dated May 2, 2022 for more details. 3 According to the Ivanhoe Mines Feasibility Study Results press release dated February 28, 2022. 4 Based on 29 producing asset in January 2022 versus 39 producing assets in December 2022. 34% Including the transactions completed in 2022, Sandstorm increased its number of cash flowing assets by 34% in the last 12 months.4 SECTION 1 Company Profile Q4 2022 07

BaseCore was a portfolio of 10 streams and royalties jointly owned by Glencore plc and the Ontario Teachers’ Pension Plan. The portfolio included several high-quality and long-life assets including Teck Resources’ Highland Valley project, Southern Copper’s El Pilar development asset and Glencore’s CEZinc smelter project. The crown jewel of this portfolio was a 1.66% net profits interest (NPI) on the world’s third-largest copper mine5, Antamina. The Antamina copper mine has been in consistent production since 2001, producing approximately 560,000 copper equivalent tonnes per year. This low-cost
copper operation contains Resources that support a multi-decade mine life producing high-grade copper6, making it another cornerstone asset in Sandstorm’s portfolio. This extraordinary opportunity to acquire exposure to a tier 1 asset like Antamina was serendipitous to the timing and creation of Horizon Copper—Sandstorm’s new strategic partner that holds interests in two world-class development copper assets. Antamina The Nomad and BaseCore acquisitions represent what I believe is an inflection point for Sandstorm as a company. is an ideal asset to showcase the Sandstorm-Horizon model whereby Horizon will purchase the Antamina NPI, receiving the majority of the copper and Sandstorm will receive a silver stream on the asset, maintaining its precious metals focus. The Nomad and BaseCore acquisitions represent what I believe is an inflection point for Sandstorm as a company. It wasn’t long ago that Sandstorm’s largest deal was less than $200 million. These transactions in 2022 prove that Sandstorm is able to be competitive on large, accretive acquisitions that materially move the needle for Sandstorm shareholders. In our Annual Report last year, I wrote that if Sandstorm is to continue to grow, we need to think big. Sandstorm’s corporate development activities and record-breaking financial results in 2022 were indicative of “big thinking” and I expect this to continue throughout the rest of this decade and beyond. As we continue to scale the business and break new records year after year, I am looking forward to the natural re-rating
that will be of great value to shareholders. 5 On a copper equivalent basis 6 Refer to Sandstorm’s press release dated May 2, 2022 for further details Antamina Copper Mine 1.66% Net Profits Interest on the world’s third-largest copper mine.5 SECTION 1 Company Profile 2022 Q4 08

Beyond the transformative deals we’ve made at the Company level, there is also a fundamental transformation happening on a global scale. We are in the midst of a global energy transformation that will require an incredible amount of natural resource production. The go-to
precious metals financing partner that will help facilitate the green energy transition. I have always believed that the mining industry is at the centre of modern economies. Our technology, housing, workplaces, transportation—nearly every physical thing we interact with daily—was once an unrefined mineral found deep in the ground. However, with the green energy transition underway, mining is evermore integral to our economies’
net-neutral
carbon objectives. For Sandstorm, this creates a unique opportunity to become the go-to
precious metals financing partner that will help facilitate this energy transition. One of the ways in which we are acting on this opportunity is through our partnership with Horizon Copper. Sandstorm has been and will continue to be a precious metals investment, but we have maintained some copper exposure in the portfolio. As a management team, we are bullish on the outlook for copper and that sentiment has intensified over the last few years. Copper is an essential metal to the world’s electrification efforts, and copper demand is set to outpace supply rapidly over the next decade. Gold and silver are common by-products
of copper mining, so it’s a natural opportunity (in both the geological and financial sense) for a gold royalty company to help fund the desperately needed copper mines in development through precious metals streams. Going forward, as Horizon Copper builds its portfolio of direct investments in top-tier
copper assets, Sandstorm will have the right to participate in precious metal streaming agreements that may not otherwise be available to other royalty companies. The Horizon Copper partnership is an important part of Sandstorm’s growth strategy, and we are looking forward to seeing this proof-of-concept
roll out over the coming months and years. SECTION 1 Company Profile Q4 2022 09

2022 Q4 A BRIGHTER WAY TO INVEST IN GOLD TSX: SSL NYSE: SAND SECTION 1 Company Profile 2022 Q4 10

With any meaningful transformation, there is a tremendous amount of work involved—perhaps even some growing pains. A newly formed butterfly breaking free from its cocoon, a seedling bursting forth from the hardpacked earth—the fortitude required is not always easy but the resulting form is worth it. I am very proud of the company that Sandstorm has become and is becoming. I am proud to lead a team of some of the brightest minds in the industry. But more importantly, I am proud to have you as a shareholder. I appreciate your support, and I am looking forward to being a part of the continuing transformation that results in a bigger and better Sandstorm that we can all be proud to own. NOLAN WATSON SECTION 1 Company Profile Q4 2022 11

1 Management Team 2 3 4 5 6 7 8 9 10 11 1 Nolan Watson FCPA, FCA, CFA PRESIDENT & CEO 2 David Awram B.Sc, Geologist SENIOR EXECUTIVE VP 3 Erfan Kazemi CPA, CA, CFA CFO 4 Tom Bruington P.E., M.Sc. EXECUTIVE VP, PROJECT EVALUATION 5 Ian Grundy CPA, CA, CFA EXECUTIVE VP, CORPORATE DEVELOPMENT 6 Ron Ho CPA, CA, CFA SENIOR VP, FINANCE 7 Imola Götz M.Sc., P.Eng. VP, MINING & ENGINEERING 8 Keith Laskowski Mining Geologist, MSc, QP VP, GEOLOGY 9 Livia Danila CPA, CA VP, CORPORATE CONTROLLER 10 Sarah Ford CPA, CA, CFA VP, FINANCIAL PLANNING & ANALYSIS 11 Kim Bergen CFA VP, CAPITAL MARKETS SECTION 1 Company Profile 2022 Q4 12

1 Board of Directors 2 4 3 5 6 7 1 David E. De Witt CHAIRMAN 2 Mary L. Little DIRECTOR 3 John P. A. Budreski DIRECTOR 4 Vera Kobalia DIRECTOR 5 Andrew T. Swarthout DIRECTOR 6 Nolan Watson DIRECTOR 7 David Awram DIRECTOR SECTION 1 Company Profile Q4 2022 13

2022 Q4 THIS PAGE INTENTIONALLY LEFT BLANK 14

FINANCIAL REPORTS Q4 Annual Report 2022 SANDSTORM GOLD LTD. DECEMBER 31ST, 2022

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Q4	2022
Management’s Discussion and Analysis
FOR THE YEAR ENDED DECEMBER 31, 2022
This management’s discussion and analysis (“MD&A”) for Sandstorm Gold Ltd. and its subsidiary entities (collectively “Sandstorm”, “Sandstorm Gold” or the “Company”) should be read in conjunction with the audited consolidated financial statements of Sandstorm for the year ended December 31, 2022 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The information contained within this MD&A is current to February 21, 2023 and all figures are stated in U.S. dollars unless otherwise noted.

Company Highlights.
Record Operating Results
Another record year in terms of Revenue, Operating Cash Flow, Net Income and Attributable Gold Equivalent ounces
1
.

•
Revenue for the three months and year ended December 31, 2022 was $38.4 million and $148.7 million, respectively, compared with $29.8 million and $114.9 million for the comparable periods in 2021. Revenue for the most recently completed year represented a record for the Company.

•
Attributable Gold Equivalent ounces
1
(as defined hereinafter), for the three months and year ended December 31, 2022 were 21,753 ounces and 82,376 ounces, respectively, compared with 16,586 ounces and 67,548 ounces for the comparable periods in 2021. Attributable Gold Equivalent ounces
1
for the most recently completed year represented a record for the Company.

•
Net loss for the three months ended December 31, 2022 was $2.1 million and net income for the year ended December 31, 2022 was $78.5 million, compared with net income of $7.4 million and $27.6 million, respectively, for the comparable periods in 2021. Net income for the most recently completed year represented a record for the Company.

•
Cash flows from operating activities, excluding changes in
non-cash
working capital
1
, for the three months and year ended December 31, 2022 were $29.9 million and $109.8 million, respectively, compared with $22.1 million and $83.5 million for the comparable periods in 2021. Cash flow from operating activities, excluding changes in non-cash working capital
1
, for the most recently completed year represented a record for the Company.

•
Cost of sales, excluding depletion, for the three months and year ended December 31, 2022 were $5.5 million and $23.4 million, respectively, compared with $3.7 million and $16.8 million for the comparable periods in 2021.

•
Average cash costs
1
for the three months and year ended December 31, 2022 of $253 and $284 per Attributable Gold Equivalent ounce
1
, respectively, compared with $224 and $249 per Attributable Gold Equivalent ounce
1
for the comparable periods in 2021.

•
Cash operating margins
1
for the three months and year ended December 31, 2022 were $1,493 and $1,511 per Attributable Gold Equivalent ounce
1
, respectively, compared with $1,574 and $1,539 per Attributable Gold Equivalent ounce for the comparable periods in 2021.

1	Refer to section on non-IFRS and other measures of this MD&A.

Closing Of Transformative Acquisitions
The Nomad and BaseCore acquisitions propel the Company forward in both size and scale while solidifying Sandstorm’s position amongst its peers as the go-to
mid-tier
streaming and royalty company.

•
In July 2022, the Company closed its previously announced agreement to acquire nine royalties and one stream from BaseCore Metals LP. The royalty package includes exposure to high quality, long-life assets of which three are on currently producing interests.

•
In August 2022, the Company closed its previously announced agreement to acquire all of the issued and outstanding common shares of Nomad Royalty Company Ltd. Nomad is a high-growth precious metals-focused royalty company with a portfolio of 20 royalty and stream assets, of which seven are on currently producing mines. Through the Nomad acquisition, Sandstorm adds several high-quality and low-cost
assets. With several assets in active development, Nomad’s portfolio adds meaningful increases to Sandstorm’s production in both the near and long-term.

•	Key highlights of the transactions include:

o	Considerable upsize to Sandstorm’s scale: The transactions are expected to substantially increase the Company’s scale and size.

o
Precious metals focused with exceptional assets:
The addition of several high quality and
low-cost
assets fortifies Sandstorm’s focus on gold, silver, and copper exposure. By 2025, Sandstorm’s revenue is expected to be over 90% from precious metals and copper.

o
Significant growth:
Sandstorm expects its production to grow more than 85% between 2022 and 2025. The transactions add several development stage assets contributing to this growth including Greenstone and Platreef.

o	Portfolio diversification: Sandstorm’s resulting portfolio totals 250 streams and royalties, of which 39 of the underlying assets are cash-flowing.

o	Increase to long-term guidance: The transactions significantly increase Sandstorm’s long-term production guidance by approximately 40%.

o
Strengthening Sandstorm’s partnership with Horizon Copper:
Furthering Sandstorm’s strategy to acquire precious metal streams on high-quality copper assets, Sandstorm plans on selling a portion of the Antamina NPI to Horizon and retaining a silver stream, adding diversification and size to Horizon’s growing copper portfolio, while increasing Sandstorm’s precious metal exposure.

Horizon Copper
Horizon Copper becomes key strategic partner with multiple high-quality assets.

•
In August 2022, the Company closed a component of its arrangement with Horizon Copper Corp. to spin out a number of its assets and retain a precious metal stream along with a portion of debt and equity interest in Horizon. These transactions further reposition Sandstorm as a pure-play precious metals royalty and streaming company.

•
Horizon Copper’s business intent is to become an aggressive consolidator of quality copper assets. Horizon Copper’s newly formed portfolio will have exposure to multiple high-quality and low-cost
copper assets. Key transaction highlights include:

o
Hod Maden and Entrée Resources
: In consideration for transferring Sandstorm’s 30% interest in Hod Maden and its equity interest in Entrée Resources, Sandstorm received a flagship Gold Stream on Hod Maden and a portion of debt and equity in Horizon Copper.

o
Antamina:
Sandstorm has entered into an agreement with Horizon Copper to sell a portion of the Antamina royalty acquired in the BaseCore acquisition and in consideration will receive a combination of a silver stream, debt, equity, and cash. Closing of this second portion of the Horizon transaction is expected in the first half of 2023.

•
Horizon Copper is positioned as a competitive copper company with a portfolio of high-quality cash-flowing and development stage copper assets. This transformative transaction provides Horizon Copper with the size and scale required to grow and diversify the company, further strengthening the strategic partnership opportunities with Sandstorm.

Financing and Other
Mercedes stream, upsized credit facility, dividends and financing.

•
In April 2022, the Company closed its previously announced $60 million financing package with Bear Creek Mining to facilitate the acquisition of the producing Mercedes gold-silver mine in Mexico from Equinox Gold Corp. The financing package included a $37.5 million Gold Stream and a $22.5 million convertible debenture.

•	In August 2022, Sandstorm amended its revolving credit agreement allowing the Company to borrow up to $625 million. The facility maintains its sustainability-linked performance targets.

•
On October 4, 2022, the Company completed an equity financing for aggregate gross proceeds of $92.1 million. Upon closing of the financing, the majority of the net proceeds were used to reduce amounts drawn under the Company’s revolving credit facility.

•	In December 2022, the Company declared its fifth dividend of CAD0.02 per share, which was paid on January 27, 2023.

Overview
Sandstorm is a growth-focused company that seeks to acquire royalties and gold and other metals purchase agreements (“Gold Streams” or “Streams”) from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Stream, Sandstorm receives the right to purchase, at a fixed price per ounce or at a fixed percentage of the spot price, a percentage of a mine’s gold, silver, or other commodity (“Gold Equivalent” as further defined herein)
1
production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Streams and royalties from mines with low production costs, significant exploration potential and strong management teams. The Company currently has 250 Streams and royalties, of which 39 of the underlying mines are producing.

1	Refer to section on non-IFRS and other measures of this MD&A.
Outlook
Based on the Company’s existing Streams and royalties, Attributable Gold Equivalent ounces (individually and collectively referred to as “Attributable Gold Equivalent”)
1
are forecasted to be between 85,000–100,000 ounces in 2023. The Company is forecasting Attributable Gold Equivalent production to be approximately 140,000 ounces in 2025.

1	Refer to section on non-IFRS and other measures of this MD&A.

Recently Closed Transactions
Nomad Royalty Company
On August 15, 2022, the Company closed its previously announced acquisition of Nomad Royalty Company Ltd. (“Nomad”) whereby Sandstorm agreed to acquire all of the issued and outstanding common shares of Nomad pursuant to a plan of arrangement under the Canada Business Corporations Act (the “Nomad Acquisition”). Pursuant to the terms of the Nomad Acquisition, Sandstorm issued 74.4 million common shares of the Company to former Nomad shareholders equal to an exchange ratio of 1.21 Sandstorm common shares for each Nomad common share held.
Nomad has a high-growth precious metals-focused royalty portfolio of 20 royalty and Stream assets, of which seven are on currently producing mines. Through the Nomad Acquisition, Sandstorm added several high-quality and low-cost
assets. With several assets in active development, Nomad’s portfolio adds meaningful increases to Sandstorm’s production in both the near and long-term. Nomad’s portfolio further diversifies Sandstorm portfolio while increasing exposure to gold and silver. Sandstorm expects Nomad’s production to grow to over 30,000 Attributable Gold Equivalent ounces
1
by 2025.

1	Refer to section on non-IFRS and other measures of this MD&A
BaseCore Royalty Package
On July 11, 2022, the Company acquired nine royalties and one Stream from BaseCore Metals LP (“BaseCore”) for $425 million in cash and approximately 13.5 million common shares of Sandstorm (the “BaseCore Transaction”). The royalty package includes exposure to high quality, long-life assets of which three are on currently producing assets. The addition of these royalties will contribute meaningful immediate and long-term growth to the Company’s portfolio and help position Sandstorm as the go-to
mid-tier
royalty company.
Horizon Copper
In August 2022, the Company closed a portion of its previously announced transaction with Horizon Copper Corp. (“Horizon” or “Horizon Copper”). The transactions, which are a continuation of the definitive agreements signed in July 2022, further advance Sandstorm’s position as a pure-play precious metals streaming and royalty company. Additionally, Horizon Copper is positioned as a competitive copper company with a portfolio of high-quality cash-flowing and development stage copper assets. Key highlights of the transaction include:

HOD MADEN AND ENTRÉE RESOURCES
In consideration for Sandstorm’s 30% interest in Hod Maden, its equity interest in Entrée Resources Ltd. (“Entrée” or “Entrée Resources”) and the contribution of $10 million in cash, Sandstorm received a flagship Gold Stream on Hod Maden, a $95 million debenture and an equity interest in Horizon Copper. With the closing of the transaction, Sandstorm intends to unlock additional value in Hod Maden through the re-rating
of the asset as a Gold Stream in its portfolio. Highlights include:

•
Gold Stream:
Sandstorm will receive 20% of all gold produced from Hod Maden (on a 100% basis) and will make ongoing payments of 50% of the gold spot price until 405,000 ounces of gold are delivered (the “Delivery Threshold”). Once the Delivery Threshold has been reached, Sandstorm will receive 12% of the gold produced for the life of the mine for ongoing payments of 60% of the gold spot price.

•
Debenture:
The debenture bears an interest rate of SOFR plus 2% over a
10-year
term, with a
3-year
interest holiday. Principal repayments begin once Horizon Copper begins receiving cash flows from its 30% interest in the Hod Maden project. Prepayment of the debenture can occur at any time prior to maturity without penalty. Under the terms of the debenture, certain additional principal amounts may be made available under limited circumstances.

Upon closing of this part of the transaction, Sandstorm’s equity position in Horizon on a fully diluted basis was greater than 20%. As a result of the ownership position, the Company concluded that it has significant influence over Horizon and as such the investment is accounted for under the equity method. As at December 31, 2022, this position represents approximately 34% of the common shares of Horizon on a non-diluted
basis. The initial cost of the associate includes the fair value of the common shares held. The Company records its share of Horizon’s profit or loss including adjustments, where appropriate, to give effect to uniform accounting policies.
ANTAMINA NPI
In July 2022, Sandstorm entered into an agreement with Horizon Copper to sell a portion of the Antamina royalty acquired in the BaseCore acquisition and in consideration will receive a combination of a silver stream, debt, equity, and cash (“Horizon Antamina Agreement”). The full consideration that Horizon will issue to Sandstorm under the agreement includes:

•	1.66% Antamina Silver Stream: Sandstorm will receive 1.66% of silver based on production from the Antamina mine with ongoing payments equal to 2.5% of the silver spot price.

•	0.55% Antamina Royalty: Sandstorm will retain approximately one-third of the Antamina net profits interest (“NPI”), paid net of the Antamina silver stream servicing commitments.

•
Debenture and Cash Payment:
Sandstorm will be issued a debenture of between $105 million to $150 million (dependent on size of equity raise). The debenture is expected to bear an interest rate of approximately 3% over a
10-year
term. Principal repayments are subject to a 100% cash sweep of the excess cash flow Horizon receives from the 1.66% Antamina NPI after the Antamina silver stream and Antamina residual royalty obligations are paid. Prepayment of the debenture can occur at any time prior to maturity without penalty. Horizon will also raise $20 million–$50 million by way of a financing, which will then be payable to Sandstorm on closing of the Horizon Antamina Agreement.

•	Horizon Copper Shares: Sandstorm will be issued sufficient Horizon Copper shares to maintain its 34% equity interest.
The Horizon Antamina Agreement, which is subject to the completion of the financing described above, is expected to close in the first half of 2023.
Horizon Copper’s business intent is to actively grow its existing portfolio of assets, with a focus on copper assets. The two companies may partner together whereby Sandstorm purchases Streams on the precious metal by-products
from the base metal project acquisitions made by Horizon. This transformative transaction provides Horizon Copper with the size and scale required to grow and diversify the company, further strengthening the strategic partnership opportunities with Sandstorm.
Sandbox Royalties
In June 2022, Equinox Gold Corp. (“Equinox Gold”) and Sandstorm each closed their previously announced purchase and sale agreements with Sandbox Royalties Corp. (“Sandbox”) whereby Sandbox acquired a portfolio of royalties from both Equinox Gold and Sandstorm. Under the terms of the agreement, Sandstorm received total consideration of $65 million composed of 34 million common shares of Sandbox at a price of CAD0.70 per share, a $15 million cash payment and a $31.4 million
10-year
secured convertible promissory note. A gain of $22.7 million was recognized by Sandstorm on disposal of its royalties.
As a result of this transaction, Sandstorm’s position in Sandbox, on a fully diluted basis is greater than 20%. As a result of this ownership position, the Company concluded that it has significant influence over Sandbox and as such, it is accounted for under the equity method. As at December 31, 2022, this position represents approximately 20.1% of the common shares of Sandbox on a non-diluted
basis. The initial cost of the

associate includes the fair value of the common shares held. The Company records its share of Sandbox’s profit or loss including adjustments, where appropriate, to give effect to uniform accounting policies.
Sandbox will have exposure to a range of resource royalties including gold, silver, copper, zinc, graphite and uranium, immediate cash flow from producing royalties and significant leverage to strengthening metal prices and resource growth. Sandstorm and Equinox Gold both hold significant equity positions in Sandbox, providing the opportunity to participate in and facilitate the future growth of Sandbox.
Key Producing Assets
Yamana Silver Stream
Yamana Gold Inc.
The Company has a silver stream on Yamana Gold Inc.’s (“Yamana”) gold-silver Cerro Moro mine, located in Santa Cruz, Argentina (the “Cerro Moro Mine” or “Cerro Moro”). Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase for ongoing per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9% of the silver produced thereafter.
Based on the cumulative ounces of silver purchased
to-date,
the Company’s current silver entitlement is 20%.
The Cerro Moro Mine, which commenced commercial production in 2018, is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. Cerro Moro contains several high-grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining methods.
Chapada Copper Stream
Lundin Mining Corporation
The Company has a copper stream on Lundin Mining Corporation’s (“Lundin Mining”) open pit copper-gold Chapada mine located 270 kilometres northwest of Brasília in Goiás State, Brazil (“Chapada” or the “Chapada Mine”). Under the terms of the Lundin Mining copper stream, Sandstorm has agreed to purchase, for ongoing per pound cash payments equal to 30% of the spot price of copper, an amount of copper from the Chapada Mine equal to:

i.	4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then

ii.	3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then

iii.	1.5% of the copper produced thereafter, for the life of the mine.
Based on the cumulative pounds of copper purchased
to-date,
the Company’s current copper entitlement is 4.2%.
Chapada has been in production since 2007 and is a relatively low-cost
South American copper-gold operation. The ore is treated through a flotation plant with processing capacity of 24 million tonnes (“Mt”) of ore per annum. In October 2019, an updated technical report was filed which outlines production through 2050. For more information, visit the Lundin Mining website at www.lundinmining.com.
Antamina NPI
Compañia Minera Antamina S.A.
Antamina is an
open-pit
copper mine located in the Andes Mountain range of Peru, 270 kilometres north of Lima (“Antamina” or the “Antamina Mine”). It is the world’s third-largest copper mine on a copper equivalent (“CuEq”) basis, producing approximately 560,000 CuEq tonnes per annum. Antamina has been in consistent production since 2001, including a throughput expansion completed in 2012 to the mine’s current operating capacity of 145,000 tonnes per day. In addition to copper, Antamina is also a significant zinc and silver producer. The mine is operated by Compañia Minera Antamina S.A., a top-tier
operator jointly owned by the subsidiaries of major stakeholders BHP Billiton plc (33.75%), Glencore plc (33.75%), Teck Resources Limited (22.5%), and Mitsubishi Corporation (10%).
Antamina contains Resources that support a multi-decade mine life producing high-grade copper. The mine’s Measured and Indicated Mineral Resources, inclusive of Reserves, total 925 million tonnes at 0.87% copper, 0.69% zinc, and 11 grams per tonne silver. Mineral Reserves total 336 million tonnes at 0.94% copper, 0.81% zinc and 10 grams per tonne silver, which are constrained by current tailings capacity. Reserves are expected to be expanded once additional tailings capacity is confirmed. Both Mineral Reserves and Resources are effective as of December 31, 2021
(cut-off
grade unavailable). Sandstorm expects that significant Resource conversion is likely as Antamina completes its studies on additional tailings capacity. Several
Pre-Feasibility
level tailings studies are underway focused on potential long-term solutions.

As described earlier and subject to the sale of the Antamina NPI to Horizon Copper, Sandstorm will receive 1.66% of silver based on production from the Antamina Mine with ongoing payments equal to 2.5% of the silver spot price. In addition, Sandstorm will retain a 0.55% Antamina NPI (paid net of the Antamina silver stream servicing commitments).
The asset operates in the first cost quartile of copper mines. The NPI is paid by a Canadian affiliate of Teck Resources Limited (“Teck”) and is guaranteed by Teck. Since 2006, the 1.66% NPI has paid between $7–$42 million per year, with an average annual payment of approximately $19 million; the NPI payment was approximately $42 million in 2021 and $25 million in 2022. Since closing the BaseCore acquisition, Sandstorm has received total proceeds of $14 million from the Antamina royalty, in line with expectations. The difference between the cash received to date and the recorded revenue of $4 million primarily reflects timing differences between transaction announcement and closing, where such differences were netted against the carrying value, together with the estimate approach for Sandstorm’s royalty revenue.
Vale Royalties
Vale S.A.
Sandstorm holds a diverse package of royalties on several of Vale S.A.’s (“Vale”) assets located in Brazil. These royalties provide holders with life of mine net sales royalties on seven producing mines and several exploration properties covering a total area of interest of 15,159 square kilometres (the “Vale Royalties” or the “Vale Royalty Package”). Sandstorm’s attributable portion of the Vale Royalty Package is approximately as follows:
Copper and Gold

•	0.03% net sales royalty on the Sossego copper-gold mine; and

•	0.06% net sales royalty on copper and gold and a 0.03% net sales royalty on all other minerals from certain assets.
Iron Ore

•	0.05% net sales royalty on iron ore sales from the Northern System; and

•	0.05% net sales royalty on iron ore sales from a portion of the Southeastern System (subject to certain thresholds described below).
Other

•	0.03% of net sales proceeds in the event of an underlying asset sale on certain assets.

Vale is one of the world’s largest
low-cost
iron mining companies, contributing approximately 15% of global iron ore supply. Vale’s iron ore production is in the first quartile of the cost curve and the Northern and Southeastern Systems have reserve weighted mine lives of 30 years.
NORTHERN SYSTEM
The Northern System is comprised of three mining complexes: Serra Sul, Serra Norte, and Serra Leste located in the Carajas District. In 2020, the Northern System produced 192 Mt of iron ore. Production capacity was 206 Mt at the end of 2020. Vale is currently executing plans to increase the Northern System’s production capacity to a long-term target of 240 Mt per annum, which would be achieved via the approved expansion at Serra Sul and other growth projects. In addition, Vale continues to study a number of additional growth projects at the pre-feasibility
or definitive feasibility study level which could enhance production from Sandstorm’s royalty grounds.
Mining commenced in 1984 at Serra Norte and, based on current Mineral Reserves, is currently expected to run through the late-2030s. Mining at Serra Leste and Serra Sul began production in 2014 and 2016, respectively and both systems are expected to produce beyond the mid-2050s.
SOUTHEASTERN SYSTEM
The Southeastern System is comprised of three mining complexes: Itabira, Minas Centrais, and Mariana located in Minas Gerais. These complexes will start contributing to the Vale Royalties once a cumulative sales threshold of 1.7 billion tonnes of iron ore has been reached, which Vale most recently estimated would occur in 2024 or 2025. Sandstorm estimates that approximately 70% of iron sales from the Southeastern System are covered by the Vale Royalties.
Blyvoor Gold Stream
Blyvoor Gold (Pty) Ltd.
The Company has a Gold Stream on Blyvoor Gold (Pty) Ltd.’s underground Blyvoor gold mine located on the Witwatersrand gold belt, South Africa (“Blyvoor” or the “Blyvoor Mine”). Under the terms of the Gold Stream, until 300,000 ounces have been delivered (“Initial Blyvoor Delivery Threshold”), Blyvoor Gold (Pty) Ltd. will deliver 10% of gold production until 16,000 ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first 100,000 ounces in a calendar year until a cumulative 10.32 million ounces of gold have been produced. Under the agreement, Sandstorm will make ongoing cash payments of $572 per ounce of gold delivered.
The Blyvoor Mine, which commenced production in 1942, is situated in a prolific gold mining area within the Carletonville Goldfield. The region hosts a number of well-established gold mines and is well serviced by all amenities. The mine is located approximately 14 kilometres from the town of Carletonville, Gauteng Province, and about 80 kilometres from Johannesburg, a major metropolitan centre. In June 2021, an updated National Instrument
43-101
Technical Report was filed on the Blyvoor Mine outlining a
22-year
mine life with 5.5 million ounces of gold in Proven and Probable Mineral Reserves (18.84 million tonnes at 9.09 grams per tonne gold) and 11.37 million ounces of gold in Measured and Indicated Mineral Resources (50.08 million tonnes at 7.06 grams per tonne gold) inclusive of Mineral Reserves
(cut-off
grade of 479 centimetre-grams per tonne and 300 centimetre-grams per tonne, respectively). The current processing plant has a capacity of 1,300 tonnes per day.
Based on Sandstorm’s review of current operating plans at Blyvoor, the Company is budgeting for long-term production rates of 60,000 to 80,000 ounces of gold per annum, based on conventional mining methods.
Other Producing Assets
Houndé Royalty
Endeavour Mining Corporation
The Company has a 2% net smelter returns royalty (“NSR”) based on the production from the Houndé gold mine located in Burkina Faso, West Africa (“Houndé” or the “Houndé Mine”) which is owned and operated by Endeavour Mining Corporation (“Endeavour”).
The royalty covers the Kari North and Kari South tenements (the “Houndé Tenements”), representing approximately 500 square kilometres of the Houndé property package. The Houndé Tenements host a Proven and Probable Mineral Reserve containing 2.1 million ounces of gold within 39.2 million tonnes of ore with an average grade of 1.7 grams per tonne gold. This Reserve is based on an economic cut-off
grade of 0.5 grams per tonne gold. The Reserve Estimate is effective as of December 31, 2019 and includes the Vindaloo deposit, Kari West, stockpiles and the Bouéré deposit.
Houndé is an open pit gold mine with a 4.0 million tonne per year processing plant using a gravity circuit and a carbon-in-leach
plant. Endeavour announced an updated Inclusive Resource on November 12, 2020, which includes 3.3 million ounces of Measured and Indicated Resources contained in 61.6 million tonnes of ore with an average grade of

1.75 grams per tonne gold and 0.45 million ounces of Inferred Resources contained in 7.6 million tonnes of ore with an average grade of 1.9 grams per tonne gold at the Vindaloo, Kari Center, Kari Gap, Kari South, Kari West, Bouéré and stockpile areas combined, all of which are included within the Houndé Tenements (based on a 0.5 grams per tonne cut-off
grade). On January 17, 2022, Endeavour announced Mineral Resource additions at Kari
Center-Gap-South
of 262,000 ounces of Measured and Indicated Resources contained in 18.9 million tonnes of ore with an average grade of 1.28 grams per tonne gold and at Vindaloo South of 11,000 ounces of Indicated Resources contained in 0.2 million tonnes of ore with an average grade of 1.41 grams per tonne gold (based on a 0.5 grams per tonne gold cut-off
grade). See www.endeavourmining.com for more information.
Aurizona Gold Royalty
Equinox Gold Corp.
The Company has a 3%–5% sliding scale NSR on the production from Equinox Gold’s open pit Aurizona mine, located in Brazil (“Aurizona” or the “Aurizona Mine”) which achieved commercial production in 2019. At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. At gold prices between $1,500 and $2,000 per ounce, the royalty is a 4% NSR. At gold prices above $2,000 per ounce, the royalty is a 5% NSR. The royalty is calculated based on sales for the month and the average monthly gold price. In addition, Sandstorm holds a 2% NSR on Equinox Gold’s greenfields exploration ground. At any time prior to the commencement of commercial production at the greenfields exploration ground, Equinox Gold can purchase one-half
of the greenfields NSR for a cash payment of $10 million.
On September 20, 2021, Equinox Gold announced a positive
Pre-Feasibility
Study for an expansion to the Aurizona mine through the development of an underground mine which could be operated concurrently with the existing open-pit
mine and is subject to the Company’s 3%–5% sliding scale NSR. The assessment outlines total production of 1.5 million ounces of gold over an
11-year
mine life and includes estimated Proven and Probable Mineral Reserves of 1.66 million ounces of gold (contained in 32.3 million tonnes at 1.6 grams per tonne gold with a cut-off
grade of 0.35–0.47 grams per tonne for
open-pit
and 1.8 grams per tonne gold for underground) with an expected average annual production of 137,000 ounces. The
Pre-Feasibility
Study also includes an updated Mineral Resource estimate whereby the total Measured and Indicated Resources (exclusive of Reserves) increased to an estimated 868,000 ounces contained in 18.1 million tonnes at 1.5 grams per tonne gold
(cut-off
grade of 0.3 grams per tonne for open pit and 1.0 grams per tonne for underground Resources). For more information refer to www.equinoxgold.com.

Fruta del Norte Royalty
Lundin Gold Inc.
The Company has a 0.9% NSR on the precious metals produced from Lundin Gold Inc.’s (“Lundin Gold”) Fruta del Norte gold mine located in Ecuador (“Fruta del Norte” or “Fruta del Norte Mine”), which commenced commercial production in February 2020.
The royalty covers approximately 646 square kilometres, including all 29 mining concessions held by Lundin Gold. The Fruta del Norte Mineral Reserve contains an estimated 4.92 million ounces of gold in 17.6 million tonnes of ore with an average grade of 8.7 grams per tonne, as of December 31, 2021, ranking it amongst the highest-grade gold projects in the world (based on cut-off
grade of 3.8 grams per tonne and 4.5 grams per tonne depending on mining method).
See www.lundingold.com for more information. Lundin Gold announced that it had completed a plant expansion which increased the mill’s throughput from 3,500 tonnes per day to 4,200 tonnes per day.
In 2022, Lundin Gold completed approximately 26,200 metres of near-mine and regional exploration drilling within the area of interest of the Company’s royalty with a focus on expanding the Fruta del Norte mineral resource envelope and testing several unexplored opportunities near the mine site. For 2023, Lundin Gold expects to drill at least 15,500 metres within its near-mine exploration program. Additionally, Lundin Gold has budgeted for 12,500 metres of regional exploration drilling in 2023, with the objective of identifying another Fruta del Norte deposit within the 16 kilometre-long Suarez Pull-Apart Basin.
Caserones Royalty
JX Nippon Mining and Metals Corporation
The Company holds an effective 0.63% NSR (at copper prices above $1.25 per pound) on the production from the Caserones open-pit
mine located in the Atacama region of Chile (the “Caserones Mine”), owned and operated by SCM Minera Lumina Copper Chile SpA, which is indirectly owned by JX Nippon Mining & Metals Corporation (“JX Nippon”).
The Caserones Mine has over five years of operational history. In 2020, the Caserones Mine produced 127,000 tonnes of copper and 2,453 tonnes of molybdenum. The mine benefits from a significant historical investment of $4.2 billion, well-established infrastructure and is expected to produce significant volumes of copper and molybdenum over the long-term.

Santa Elena Gold Stream
First Majestic Silver Corp.
The Company has a Gold Stream to purchase 20% of the life of mine gold produced from First Majestic Silver Corp.’s (“First Majestic”) open pit and underground Santa Elena mine, located in Mexico (the “Santa Elena Mine”), for a per ounce cash payment equal to the lesser of $473 and the then prevailing market price of gold.
The Santa Elena Mine was successfully transitioned from an open pit heap leach operation to an underground mining and milling operation and commercial production for the 3,000 tonne per day processing plant was declared in 2014. On November 24, 2021, First Majestic released an updated Technical Report for the Santa Elena Mine. The updated mine plan incorporates production from both the Santa Elena Mine and the nearby Ermitaño project, the latter of which is not subject to the Company’s Gold Stream.
Mercedes Precious Metal Streams
Bear Creek Mining Corporation
The Company holds a silver stream and a Gold Stream on Bear Creek Mining Corporation’s (“Bear Creek”) producing Mercedes gold-silver mine in Sonora, Mexico (“Mercedes” or the “Mercedes Mine”).
Gold Stream:
In April 2022, the Company closed its previously announced $60 million financing package with Bear Creek to facilitate Bear Creek’s acquisition of the Mercedes Mine from Equinox Gold. The financing package included a $37.5 million Gold Stream on the Mercedes Mine and a $22.5 million convertible debenture.
Under the terms of the Gold Stream, beginning in April 2022, Sandstorm agreed to purchase 25,200 ounces of gold over a 3.5 year period (the “Fixed Delivery Term”) and thereafter 4.4% of the gold produced from Mercedes Mine. During the Fixed Delivery Term, Sandstorm will make ongoing per ounce cash payment equal to 7.5% of the spot price of gold. After the receipt of the fixed deliveries, the ongoing per ounce cash payment will increase to 25% of the spot price of gold. In addition, and as part of the Nomad acquisition, the Company is entitled to receive, without any additional cash payment, approximately 1,000 gold ounces quarterly (subject to adjustment based on the prevailing gold price) through the third quarter of 2023.
The $22.5 million convertible debenture bears an interest rate of 6% per annum and has a term of three years.

Silver Stream:
As part of the Nomad acquisition, the Company also acquired a silver stream entitling it to receive 75,000 silver ounces per quarter until 1.2 million ounces have been delivered; after which, Sandstorm is entitled to receive 100% of the silver production from Mercedes until an additional 1.2 million ounces have been delivered, after which the entitlement declines to 30%. The deliveries under the stream are subject to ongoing per ounce cash payments of 20% of the spot price of silver.
The Mercedes district has been the focus of mining activities dating back to the 1880s. Commercial production commenced at the Mercedes Mine in 2011 and the mine has produced over 800,000 ounces of gold. The Mercedes mill has a current capacity of 2,000 tonnes per day, with gold recoveries averaging approximately 95% over the past five years. Proven and Probable Reserves as of December 2021 totaled 2.2 million tonnes grading 3.75 grams per tonne gold and 29.0 grams per tonne silver, containing 267,000 ounces of gold and 2.07 million ounces of silver (based on a 2.1 grams per tonne gold cut-off
grade, except Diluvio which is based on a 2.0 grams per tonne gold cut-off
grade). Mercedes has a strong track record of Reserve replacement.
Vatukoula Gold Stream
Vatukoula Gold Mines PTE Limited
In November 2022 for cash consideration of $15.9 million, Sandstorm agreed to decrease the deliveries owed under the gold purchase agreement by approximately 45%. Accordingly, under the amended Gold Stream, the Company has agreed to purchase 11,022 ounces of gold over a 4.5 year period beginning in January 2023 (the “Fixed Delivery Period”) and thereafter 1.2%–1.4% of the gold produced from Vatukoula Gold Mines PTE Limited’s (“VGML”) underground gold mine located in Fiji (“Vatukoula” or the “Vatukoula Mine”) for ongoing per ounce cash payment equal to 20% of the spot price of gold. In addition to the Gold Stream, Sandstorm holds an effective 0.21% NSR on certain prospecting licenses plus a five-kilometre area of interest.
Beginning in January 2023, during the first year of the Fixed Delivery Period, Sandstorm will receive 1,320 ounces of gold, increasing to 2,772 ounces of gold per year during the final 3.5 years of the Fixed Delivery Period. After which, Sandstorm will receive a variable proportion of gold produced from the Vatukoula Mine for the life of the mine.
The Vatukoula Mine has produced more than seven million ounces of gold over the last 85 years. Since 2013, annual mine production has averaged 30,000–40,000 ounces per year.

Relief Canyon Gold Stream
Americas Gold and Silver Corporation
The Company has a precious metal Stream on the Relief Canyon gold project in Nevada, U.S.A. (“Relief Canyon” or the “Relief Canyon Mine”), which is owned and operated by Americas Gold and Silver Corporation (“Americas Gold”). Under the terms of the Stream, Sandstorm is entitled to receive 32,022 ounces of gold over a 5.5 year period which began in the second quarter of 2020 (the “Fixed Deliveries”). After receipt of the Fixed Deliveries, the Company has agreed to purchase 4% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations. In addition, Sandstorm will also receive a 1.4%–2.8% NSR on the area surrounding the Relief Canyon mine.
Americas Gold may elect to reduce the 4% Stream and NSR on the Relief Canyon Mine by delivering 4,840 ounces of gold to Sandstorm (the “Purchase Option”). The Purchase Option may be exercised by Americas Gold at any time and is subject to a 10% annual premium. Upon exercising the Purchase Option, the 4% Stream will decrease to 2% and the NSR will decrease to 1%.
In January 2021, Americas Gold announced that it had achieved commercial production at the Relief Canyon Mine. Since then, the ramp up of operations has been challenging and the operation has proceeded with run-of-mine
heap leaching with continued efforts to resolve metallurgical challenges. The mine is located in Nevada, U.S.A. at the southern end of the Pershing Gold and Silver Trend, which hosts other projects such as Coeur Mining Inc.’s Rochester mine.
Diavik Diamond Royalty
Rio Tinto PLC
The Company has a 1% gross proceeds royalty based on the production from the Diavik mine located in Lac de Gras, Northwest Territories, Canada (“Diavik” or the “Diavik Mine”) which is owned and operated by Rio Tinto PLC (“Rio Tinto”).
The Diavik Mine is Canada’s largest diamond mine. The mine began producing diamonds in January 2003 and has since produced more than 100 million carats from four kimberlite pipes (A154 South, A154 North, A418 and A21).

Black Fox Gold Stream
McEwen Mining Inc.
The Company has a Gold Stream to purchase 8% of the life of mine gold produced from McEwen Mining Inc.’s (“McEwen”) open pit and underground Black Fox mine, located in Ontario, Canada (the “Black Fox Mine”), and 6.3% of the life of mine gold produced from McEwen’s Black Fox Extension, which includes a portion of McEwen’s Pike River concessions, for a per ounce cash payment equal to the lesser of $589 and the spot price of gold.
The Black Fox Mine began operating as an open pit mine in 2009 (depleted in 2015) and transitioned to underground operations in 2011. McEwen continues to invest in an exploration program which includes surface and underground drilling.
Bonikro Gold Stream
Allied Gold Corp.
The Company has a Gold Stream on Allied Gold Corp.’s (“Allied”) Bonikro gold mine located in Cotê d’Ivoire (“Bonikro” or the “Bonikro Mine”). Under the terms of the Gold Stream, Allied will deliver 6% of gold produced at the mine until 39,000 ounces of gold are delivered, then 3.5% of gold produced until a cumulative 61,750 ounces of gold have been delivered, then 2% thereafter. Under the agreement, Sandstorm will make ongoing cash payments of $400 per ounce of gold delivered.
The Bonikro Mine is a producing gold-silver mine located approximately 67 kilometres south of Yamassoukro, the political capital of Côte d’Ivoire, and approximately 240 kilometres northwest from Abidjan, the commercial capital of the country. The operation consists of two primary areas: the Bonikro mining license and the Hiré mining license. Gold has been produced from the Bonikro open-pit
and through the Bonikro
carbon-in-leach
plant since 2008 with over 1.0 million ounces having been produced.
CEZinc Stream
Noranda Income Fund
The Company has a zinc stream to purchase 1.0% of the zinc processed at the Canadian Electrolytic Zinc (“CEZinc”) smelter located in Quebec, Canada until the later of June 30, 2030 or delivery of 68 million pounds zinc, for ongoing per pound cash payments of 20% of the average quarterly spot price of zinc. The smelter is operated by Noranda Income Fund (“NIF”) and jointly owned by NIF and a wholly-owned subsidiary of Glencore Canada Corporation (“GCC”).
CEZinc is situated on the St. Lawrence Seaway along major transportation networks that connect the processing facility to its end markets in the United States and Canada. The required permits from the government of Quebec have been received. In 2022,

NIF completed a cellhouse maintenance shutdown of the smelter to proactively repair numerous cells and conduct a cell-by-cell
integrity assessment, with these efforts expected to stabilize near-term operating conditions. Longer-term, NIF is evaluating opportunities to replace all cells in the cellhouse to further stabilize and improve operating conditions. NIF recently announced that it had entered into an arrangement agreement with GCC pursuant to which GCC would acquire all of the issued and outstanding priority units of NIF. If completed, the transaction would result in GCC becoming the sole owner and operator of CEZinc.
Gualcamayo Royalty
Mineros S.A.
The Company has several royalties on the Gualcamayo gold mine (the “Gualcamayo Mine”) which is located in San Juan province, Argentina and is owned and operated by Mineros S.A. (“Mineros”). The Gualcamayo Mine is an open pit, heap leach operation. Mineros is a Latin American gold producer with operations in Argentina, Colombia, and Nicaragua. The Company holds the following royalties and contractual interests associated with the property: (i) a 1% NSR on the producing Gualcamayo Mine; (ii) a 2% NSR based on the production from the oxides, excluding the first 396,000 ounces of gold contained in product produced from the non-deep
carbonates component on certain surrounding ground; (iii) 1.5% NSR on production from the deep carbonates project, and (iv) a $30 million milestone payment due on commencement of commercial production from the deep carbonates project.
Highland Valley Copper NPI
Teck Resources Ltd.
The Company holds a 0.5% NPI on the Highland Valley Copper operations (“HVC”) located in British Columbia, Canada and owned and operated by Teck. HVC has been in production since 1962 and produces both copper and molybdenum concentrates. Teck has guided for 2023 to 2025 copper production of
110,000-170,000
tonnes per year, with 2023 expected to be at the lower end of the range followed by increased production in 2024 and 2025. Teck continues to evaluate the Highland Valley Copper 2040 Project, which would extend the mine life to at least 2040, through an extension of the existing site infrastructure.

Karma Gold Stream
Néré Mining
The Company has a Gold Stream which entitles it to purchase 1.625% of the gold produced from the open pit heap leach Karma gold mine located in Burkina Faso, West Africa (“Karma” or the “Karma Mine”) for ongoing per ounce cash payment equal to 20% of the spot price of gold. The Gold Stream is syndicated 75% and 25% between Franco-Nevada Corp. and Sandstorm, respectively.
Thunder Creek Royalty
Pan American Silver Corp.
The Company has a 1% NSR on the gold produced from the Thunder Creek and 144 properties (“Thunder Creek” or the “Thunder Creek Mine”) which are part of the Timmins West mine complex in Ontario, Canada which is owned and operated by Pan American Silver Corp. Thunder Creek is an underground mine that has been in production since 2010 and has produced more than 500,000 ounces of gold.
Mine Waste Solutions Royalty
Harmony Gold Mining Company Limited
The Company has a 1% NSR on the gold produced from Mine Waste Solutions tailings recovery operation (“MWS”) which is located near Stilfontein, South Africa, and is owned and operated by Harmony Gold Mining Company Limited. MWS is a gold and uranium tailings recovery operation. The operation re-processes
multiple tailings dumps in the area through three production modules, the last of which was commissioned in 2011.
HM Claim Royalty
Agnico Eagle Mines Limited
The Company has a 2% NSR on a part of the Macassa mine complex located in Kirkland Lake, Ontario, Canada (“HM Claim”), which is owned and operated by Agnico Eagle Mines Limited. The Kirkland Lake mining camp has been a prolific gold producer since mining began there in 1914. The HM Claim is an area that hosts the easterly extension of the south mine complex and is located southeast of the #2 shaft at the Macassa mine.

Development Assets
Hod Maden Gold Stream
Horizon Copper Corp.
The Company has a Gold Stream, payable by Horizon Copper Corp. (“Horizon Copper” or “Horizon”), on the Hod Maden gold-copper project, which is located in Artvin Province, northeastern Turkey (the “Hod Maden Project” or “Hod Maden”). The project is operated and 70% owned by a Turkish company, Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”), while the remaining 30% interest is held by Horizon Copper. Lidya is a strong local operator with experience exploring, developing, permitting, and operating projects in Turkey. Lidya is part of a large Turkish conglomerate called Çalik Holding and is currently involved in several projects in Turkey including a partnership with SSR Mining Inc. on the producing Çöpler mine. Under the terms of the Hod Maden Gold Stream, Sandstorm has agreed to purchase 20% of all gold produced from Hod Maden (on a 100% basis) for ongoing per ounce cash payments equal to 50% of the spot price of gold until 405,000 ounces of gold are delivered. Sandstorm will then receive 12% of the gold produced for the life of the mine for ongoing per ounce cash payments equal to 60% of the spot price of gold. In addition to the Gold Stream, Sandstorm also holds a 2% NSR on Hod Maden.
In November 2021, a Feasibility Study was released. The results demonstrate a Proven and Probable Mineral Reserve of 2.5 million ounces of gold and 129,000 tonnes of copper being mined over a
13-year
mine life (8.7 million tonnes at 8.8 grams per tonne gold and 1.5% copper or 11.1 grams per tonne gold equivalent using NSR base cut-off grades. The study projects a pre-tax
net present value (5% discount rate) of $1.3 billion and an internal rate of return of 41%. It is estimated that gold will be produced at an all-in
sustaining cost on a
by-product
basis
1
of $334 per ounce. For more information refer to www.horizoncopper.com.
With the approval of the Environmental Impact Assessment, the release of the Feasibility Study and the receipt of all major permits (with the award of the final permit from the Ministry of Forestry in 2022), Hod Maden has moved into the next stage of development including securing project debt financing and initiating long-lead construction items. Lidya has commenced a number of early works projects at site. The access road and pad preparation for the electrical substation is almost complete and the road upgrades in the Salicor Valley to the north are well underway. Once installed, the electrical substation will tie to the existing overhead high-voltage lines. Other early works projects that are permitted and set to begin are the access road upgrade and tunnel to the North Valley.

1	Refer to section on non-IFRS and other measures of this MD&A.

Platreef Gold Stream
Ivanhoe Mines Ltd.
The Company has a Gold Stream on the Platreef project located in South Africa (“Platreef”), which is majority owned and operated by Ivanhoe Mines Ltd. (“Ivanhoe”). Under the terms of the Stream, Sandstorm is entitled to purchase 37.5% of payable gold produced from Platreef until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered and 1.875% thereafter, as long as certain conditions are met. The Gold Stream will be based on all recovered gold from Platreef, subject to a fixed payability factor of 80% and is subject to ongoing cash payments of $100 per ounce of gold until 256,980 ounces have been delivered, and then 80% of the spot price of gold for each ounce delivered thereafter.
Platreef is a development stage project that contains an underground deposit of thick, high-grade platinum group elements and nickel-copper-gold mineralization. It currently ranks as one of the largest precious metal deposits under development and has the potential to be one of the industry’s largest and lowest-cost primary platinum group metals producers.
In September 2022, the Company remitted $56.3 million owed under the purchase agreement. This payment constituted the remaining up-front
cash deposit required to be paid under the Gold Stream.
Greenstone Gold Stream
Equinox Gold Corp.
The Company has a Gold Stream on the Greenstone gold project located in the Geraldton-Beardmore district of western Ontario, Canada (the “Greenstone Project” or “Greenstone”). The project is jointly owned by Equinox Gold (60%) and Orion Mine Finance (40%). Under the terms of the Gold Stream, Sandstorm has agreed to purchase 2.375% of the gold produced from the property, until 120,333 ounces of gold have been delivered, then 1.583% thereafter, for an ongoing per ounce cash payment of 20% of the spot price of gold. Additional ongoing payments of $30 per gold ounce will fund mine-level environmental and social programs.
A Feasibility Study was released in December 2020 outlining the design of an open-pit
mine producing more than five million ounces over an initial
14-year
mine life. In January 2023, Equinox Gold announced that the project was approximately 66% complete including detailed engineering (100% complete), procurement (77% complete), and construction (56% complete). Pre-production mining activities commenced ahead of schedule in September 2022 and the project remains on track to pour gold in the first half of 2024.
In October 2022, upon the satisfaction of certain condition precedents, the Company remitted $81.7 million owed under the Gold Stream agreement. This payment constituted the remaining up-front
cash deposit required to be paid under the Gold Stream.

Hugo North Extension & Heruga Stream
Entrée Resources Ltd.
The Company has a precious metals Stream with Entrée Resources Ltd. to purchase an amount equal to 5.62% and 4.26%, respectively, of the gold and silver produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the “Hugo North Extension” and “Heruga”, respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm has a copper stream to purchase an amount equal to 0.42% of the copper produced from Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper.
The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée Resources.
The Hugo North Extension is a copper-gold porphyry deposit and Heruga is a copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi Desert of Mongolia, approximately 570 kilometres south of the capital city of Ulaanbaatar and 80 kilometres north of the border with China. The Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are managed by Oyu Tolgoi LLC, a subsidiary of Rio Tinto PLC (the project manager) and the Government of Mongolia. Entrée Resources retains a 20% interest in the Hugo North Extension and Heruga.
In 2021, Entrée Resources announced the completion of an updated Feasibility Study on its interest in the Entrée/Oyu Tolgoi joint venture property. The updated report aligns Entrée Resource’s disclosure with that of other Oyu Tolgoi project stakeholders on development of the first lift of the underground mine. Entrée Resources further announced that optimization studies on Panel 1 are currently underway which have the potential to further improve Lift 1 economics for the Entrée/Oyu Tolgoi joint venture.
Robertson Royalty
Barrick Gold Corp.
The Company has a sliding scale NSR royalty on the Robertson development stage deposit part of the Cortez Mine Complex in Nevada (“Robertson”), jointly owned by Barrick (61.5%) and Newmont Corporation (“Newmont”) (38.5%). The NSR royalty ranges from 1.0% to 2.25% depending on the average quarterly gold price (within a range of $1,200 to $2,000 per ounce).
Robertson is currently being qualified by Barrick as an emerging tier two gold asset, defined by Barrick as an asset with a Reserve potential to deliver a minimum
10-year
life, annual production of at least 250,000 ounces of gold and total cash costs per ounce of gold over the mine life that are in the lower half of the industry cost curve.

El Pilar Royalty
Southern Copper Corporation
The Company has a sliding scale gross returns royalty (“GRR”) on the El Pilar copper project located in Sonora, Mexico, (“El Pilar”) approximately 45 kilometres from Southern Copper Corporation’s (“Southern Copper”) Buenavista mine. Under the terms of the GRR, after 85 million pounds of copper have been produced, the Company is entitled to 1.0% GRR, increasing to a 2.0% GRR if Southern Copper defines Measured and Indicated Resources (inclusive of Reserves) greater than 3 billion pounds CuEq. The royalty further increases to a 3.0% GRR if Measured and Indicated Resources (inclusive of Reserves) exceeds 5 billion pounds CuEq.
Estimated Proven and Probable Reserves as of December 31, 2021 at El Pilar are 317 million tonnes of ore with an average copper grade of 0.25%
(cut-off
grade was determined based on metallurgical recovery and operating costs). Southern Copper anticipates that the project will operate as a conventional open-pit
mine with annual production capacity of 36,000 tonnes of copper cathodes. Southern Copper currently anticipates production to start in 2024.
Horne 5 Royalty
Falco Resources Ltd.
The Company holds a 2% NSR royalty on the Horne 5 deposit located in Quebec, Canada, (“Horne 5”) owned by Falco Resources Ltd. (“Falco Resources”).
An updated Feasibility Study, released in April 2021, envisions an underground operation producing approximately 320,000 gold equivalent ounces annually over a
15-year
mine life. Proven and Probable Mineral Reserves are 80.9 million tonnes at an average grade of 1.44 grams per tonne gold, 14.14 grams per tonne silver, 0.17% copper, and 0.77% zinc with an effective date of August 26, 2017 (NSR cut-off
grade of CAD55 per tonne).
Lobo-Marte Royalty
Kinross Gold Corporation
The Company has a 1.05% NSR on production, subject to a $40 million cap, from the Lobo-Marte project located in the Maricunga gold district of Chile (the “Lobo-Marte Project”) which is owned by Kinross Gold Corporation (“Kinross”).
In the fourth quarter of 2021, Kinross announced the results of a Feasibility Study for the Lobo-Marte Project. The study estimates a Probable Mineral Reserve of 6.7 million ounces contained in 160.7 million tonnes at an average grade of 1.3 grams per tonne gold with additional Indicated Resources of 2.4 million ounces contained in 99.4 million tonnes at an average grade of 0.7 grams per tonne gold and Inferred Resources of 0.4 million ounces contained in 18.5 million tonnes at an average grade of 0.75 grams per tonne gold. Kinross estimates a total life of mine production of approximately 4.7 million gold ounces during a
16-year
mine life, which includes 14 years of mining followed by two years of residual processing. Reserves and Resources are estimated based on appropriate cut-off
grades calculated using $1,200 per ounce gold prices. For more information refer to www.kinross.com.
Agi Dagi & Kirazli Royalty
Alamos Gold Inc.
The Company has a $10 per ounce royalty based on the production from the Agi Dagi and the Kirazli gold development projects located in the Çanakkale Province of northwestern Turkey (“Agi Dagi” and “Kirazli”, respectively) which are both owned by Alamos Gold Inc. (“Alamos Gold”). The royalty is payable by Newmont and is subject to a maximum of 600,000 ounces from Agi Dagi and a maximum of 250,000 ounces from Kirazli.
A 2017 Feasibility Study on Agi Dagi and a 2017 Feasibility Study on Kirazli contemplated both projects as stand-alone open pit, heap leach operations. Under the respective studies, Agi Dagi is expected to produce an average of 177,600 ounces of gold per year over a
6-year
mine life while Kirazli is expected to produce an average of 104,000 ounces of gold per year over a five year mine life. For more information refer to www.alamosgold.com.
Mt. Hamilton Royalty
Waterton Precious Metals Fund II Cayman, LP
The Company has a 2.4% NSR on the Mt. Hamilton gold project (the “Mt. Hamilton Project”). The Mt. Hamilton Project is located in White Pine County, Nevada, U.S.A. and is owned by Waterton Precious Metals Fund II Cayman, LP.
Credit Facility and Other
Upsized Facility
In August 2022, Sandstorm amended its revolving credit agreement allowing the Company to borrow up to $625 million (the “Revolving Facility”). The amounts drawn on the Revolving Facility are subject to interest at SOFR plus 1.875%–3.5% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.422%–0.788% per annum, both of which are dependent on the Company’s leverage ratio. With the amendment, Sandstorm’s leverage ratio covenant was increased to 4.75x, with step downs to 4.00x after five quarters. The facility maintains its sustainability-linked incentive pricing terms that allow Sandstorm to reduce the borrowing costs from the interest rates described earlier as the Company’s performance targets are met. The facility matures in October 2025, subject to an extension based on mutual consent of the parties.
As of the date of this MD&A, $486 million remains drawn under the Revolving Facility.
Equity Financing
On October 4, 2022, the Company completed a public offering of 18,055,000 common shares at a price of $5.10 per common share, for gross proceeds of $92.1 million. In connection with the offering, the Company paid agent fees of $4.6 million, representing 5% of the gross proceeds. Upon closing of the equity financing, the majority of the net proceeds were used to reduce amounts drawn under the Company’s Revolving Facility.
Other
On April 4, 2022, Rambler Metals & Mining PLC exercised its option to repurchase the Ming Gold Stream in exchange for a payment of $6.7 million in cash and 1,150 ounces of gold (the delivery of which is over the course of 18 months).
In contemplation of the Horizon Copper agreements, on May 26, 2022, the Company sold its equity interest in Entrée Resources Ltd. to Horizon Copper in consideration for a $33.8 million promissory note. As a result, the Company recognized a gain of $12.5 million on the disposal of its investment in associate.
Under the Company’s normal course issuer bid (“NCIB”), the Company is able, until April 6, 2023, to purchase up to 18.9 million common shares. The NCIB provides the Company with the option to purchase its common shares from time to time. Under the Company’s current NCIB and during the year ended December 31, 2022, the Company purchased and cancelled approximately 0.2 million common shares for $0.9 million.

Summary of Annual Results
YEAR ENDED

In $000s (except for per share and per ounce amounts)	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2020

Total revenue	$148,732	$114,860	$93,025

Attributable Gold Equivalent ounces 1	82,376	67,548	52,176

Sales	$97,815	$71,722	$58,660

Royalty revenue	50,917	43,138	34,365

Average realized gold price per attributable ounce 1	1,795	1,788	1,783

Average cash cost per attributable ounce 1	284	249	269

Cash flows from operating activities	106,916	81,139	65,616

Net income	78,450	27,622	13,817

Net income attributable to Sandstorm shareholders	78,361	27,622	13,817

Basic income per share	0.34	0.14	0.07

Diluted income per share	0.33	0.14	0.07

Total assets	1,974,777	620,858	649,921

Total long-term liabilities	514,331	20,873	8,345

Dividends declared per share (CAD)	0.08	0.02	-

Dividends declared	15,009	3,004	-

1	Refer to section on non-IFRS and other measures of this MD&A.

Attributable Gold Equivalent ounces1 Sales & Royalty Revenue Total Sales, Royalties, and Income from other interests1 Average realized gold price per ounce from the Company’s gold streams $89.4M 63,829oz 2019 $93.OM 52,176oz 2020 $120.7M $114.9M 67,548oz 2021 $148.7M 82,376oz 2022 $1,401 2019 $1,783 2020 $1,788 2021 $1,795 2022 1 Refer to section on non-IFRS and other measures of this MD&A.

The Company’s operating segments for the year ended December 31, 2022 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces 1	Sales and royalty revenues	Cost of sales excluding depletion	Depletion expense	Stream, royalty and other interests impairments	Gain on disposal of Stream, royalty, and other interests and Other	Income (loss) before taxes	Cash flows from operating activities

Antamina 2	Various	2,492	$4,269	$-	$5,676	$-	$-	$(1,407)	$1,069

Aurizona	Gold	3,860	6,925	-	379	-	-	6,546	7,925

Blyvoor	Gold	1,502	2,589	1,199	787	-	-	603	2,083

Bonikro	Gold	3,033	5,243	2,422	3,106	-	-	(285)	3,742

Caserones	Copper	1,022	2,615	-	1,656	-	-	959	2,747

Chapada	Copper	8,777	16,016	4,828	3,060	-	-	8,128	11,188

Diavik	Diamonds	4,513	8,206	-	2,491	-	-	5,715	8,056

Fruta del Norte	Gold	3,625	6,546	-	2,416	-	-	4,130	4,757

Houndé	Gold	3,226	5,815	-	2,159	-	-	3,656	3,547

Mercedes 3	Various	8,563	14,934	2,001	8,144	-	-	4,789	11,669

Relief Canyon	Gold	6,046	10,891	-	5,121	-	-	5,770	10,891

Vale Royalties	Iron Ore	4,287	7,813	-	2,537	-	-	5,276	7,618

Vatukoula	Gold	2,455	4,503	899	2,348	-	(2,396)	3,652	3,604

Yamana silver stream	Silver	15,365	27,804	8,323	11,994	-	-	7,487	19,480

Other 4	Various	13,610	24,563	3,694	7,906	1,086	(23,437)	35,314	21,003

Corporate		-	-	-	-	-	(33,775)	(2,564)	(12,463)

Consolidated		82,376	$148,732	$23,366	$59,780	$1,086	$(59,608)	$87,769	$106,916

1	Refer to section on non-IFRS and other measures of this MD&A.

2	Royalty revenue from Antamina consists of $2.9 million from copper, $0.2 million from silver and $1.2 million from other base metals.

3	Revenue from Mercedes consists of $12.4 million from gold and $2.5 million from silver.

4	Includes revenue from gold of $17.7 million, other base metals of $5.6 million and copper of $1.3 million.
The Company’s operating segments for the year ended December 31, 2021 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces 1	Sales and royalty revenues	Cost of sales excluding depletion	Depletion expense	Stream, royalty and other interests Impairments	Gain on Vale Royalties financial instrument	Income (loss) before taxes	Cash flows from operating activities

Aurizona	Gold	5,506	$9,844	$-	$815	$-	$-	$9,029	$9,444

Chapada	Copper	8,465	15,118	4,541	2,963	-	-	7,614	10,577

Diavik	Diamonds	4,268	7,647	-	3,372	-	-	4,275	7,097

Fruta del Norte	Gold	3,562	6,367	-	2,304	-	-	4,063	4,465

Houndé	Gold	2,127	3,803	-	1,610	-	-	2,193	3,802

Relief Canyon	Gold	5,879	10,499	-	4,711	-	-	5,788	10,499

Vale Royalties	Iron Ore	5,740	4,398	-	1,444	-	(5,887)	8,841	198

Yamana silver stream	Silver	14,245	25,460	7,603	10,415	-	-	7,442	17,857

Other 2	Various	17,756	31,724	4,701	8,070	408	-	18,545	27,096

Corporate		-	-	-	-	-	-	(22,937)	(9,896)

Consolidated		67,548	$114,860	$16,845	$35,704	$408	$(5,887)	$44,853	$81,139

1	Refer to section on non-IFRS and other measures of this MD&A.

2
Includes revenue from gold of $25.7 million, other base metals of $3.3 million and copper of $2.7 million. Reportable segments that have not met the criteria for separate disclosure in the current period have been included in Other for the current and prior period.

Attributable Gold Equivalent Ounces Sold Q1 Q2 Q3 Q4 Yamana silver stream 15,365oz Chapada 8,777oz Mercedes 8,563oz Relief Canyon 6,046oz Diavik 4,513oz Vale Royalties 4,287oz Aurizona 3,860oz Fruta del Norte 3,625oz Hound 3,226oz Bonikro 3,033oz Antamina 2,492oz Vatukoula 2,455oz Blyvoor 1,502oz Caserones 1,022oz Other 13,610oz FY 2022 Attributable Gold Equivalent Ounces by Region North America Canada South America Other 14%16% 37% 49% FY 2022 Attributable Gold Equivalent Ounces by Metal Precious Metals Base Metals Diamonds 5% 25% 70%

Summary of Quarterly Results
QUARTERS ENDED

In $000s (except for per share and per ounce amounts)	Dec. 31, 2022	Sep. 30, 2022	Jun. 30, 2022	Mar. 31, 2022

Total revenue	$38,448	$38,951	$35,968	$35,365

Attributable Gold Equivalent ounces 1	21,753	22,606	19,276	18,741

Sales	$27,680	$24,315	$23,805	$22,015

Royalty revenue	10,768	14,636	12,163	13,350

Average realized gold price per ounce from the Company’s Gold Streams 1	1,746	1,706	1,866	1,887

Average cash cost per attributable ounce 1	253	323	273	283

Cash flows from operating activities	26,266	25,090	33,198	22,362

Net (loss) income	(2,068)	31,681	39,696	9,141

Net (loss) income attributable to Sandstorm shareholders	(2,358)	31,882	39,696	9,141

Basic (loss) income per share	(0.01)	0.13	0.21	0.05

Diluted (loss) income per share	(0.01)	0.13	0.20	0.05

Total assets	1,974,777	1,928,271	662,739	624,561

Total long-term liabilities	514,331	540,399	26,690	24,705

In $000s (except for per share and per ounce amounts)	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021

Total revenue	$29,821	$27,596	$26,446	$30,997

Attributable Gold Equivalent ounces 1	16,586	15,514	18,004	17,444

Sales	$15,772	$16,879	$17,487	$21,584

Royalty revenue	14,049	10,717	8,959	9,413

Average realized gold price per ounce from the Company’s Gold Streams 1	1,798	1,779	1,796	1,777

Average cash cost per attributable ounce 1	224	238	227	307

Cash flows from operating activities	19,505	17,914	19,998	23,722

Net income	7,395	6,622	8,636	4,969

Net income attributable to Sandstorm shareholders	7,395	6,622	8,636	4,969

Basic income per share	0.04	0.03	0.04	0.03

Diluted income per share	0.04	0.03	0.04	0.03

Total assets	620,858	640,920	648,741	638,659

Total long-term liabilities	20,873	17,425	14,342	10,723

1	Refer to section on non-IFRS and other measures of this MD&A.

Summary of Quarterly Results QUARTERS ENDED Attributable Gold Equivalent ounces1 Sales & Royalty Revenue Total Sales, Royalties, and Income from other interests1 Average realized gold price per ounce from the Company’s gold streams $35.4M $36.0M $39.0M $38.4M 18,741oz 19,276oz 22,606oz 21,753oz $1,887 $1,866 $1,746 $1,706 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2022 2022

1	Refer to section on non-IFRS and other measures of this MD&A.

Changes in sales, net income, and cash flows from operating activities from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Streams and royalty interests and the commencement of operations of mines under construction. During the three months ended March 31, 2022, the Company paid its first quarterly dividend of CAD0.02 per common share and has maintained that same dividend payment for each subsequent quarter. For more information refer to the quarterly commentary below.

The Company’s operating segments for the three months ended December 31, 2022 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces 1	Sales and royalty revenues	Cost of sales excluding depletion	Depletion expense	Gain on disposal of Stream, royalty and other interests and Other	Income (loss) before taxes	Cash flows from operating activities

Antamina 2	Various	446	$779	$-	$2,814	$-	$(2,035)	$1,069

Aurizona	Gold	990	1,729	-	98	-	1,631	1,729

Blyvoor	Gold	1,002	1,730	572	525	-	633	1,224

Bonikro	Gold	1,959	3,397	783	2,006	-	608	2,063

Caserones	Copper	553	1,430	-	1,164	-	266	438

Chapada	Copper	1,436	2,508	769	578	-	1,161	1,739

Diavik	Diamonds	782	1,364	-	723	-	641	1,414

Fruta del Norte	Gold	995	1,736	-	689	-	1,047	1,322

Houndé	Gold	816	1,424	-	577	-	847	1,285

Mercedes 3	Various	4,003	7,011	650	3,358	-	3,003	5,727

Relief Canyon	Gold	1,968	3,472	-	1,667	-	1,805	3,472

Vale Royalties	Iron Ore	831	1,450	-	572	-	878	3,089

Vatukoula	Gold	-	-	-	-	(2,396)	2,396	-

Yamana silver stream	Silver	3,479	6,075	1,824	2,778	-	1,473	4,249

Other 4	Various	2,493	4,343	906	2,094	-	1,343	3,824

Corporate		-	-	-	-	2,398	(14,547)	(6,378)

Consolidated		21,753	$38,448	$5,504	$19,643	$2	$1,150	$26,266

1	Refer to section on non-IFRS and other measures of this MD&A.

2	Royalty revenue from Antamina consists of $0.6 million from copper and $0.2 million from other base metals.

3	Revenue from Mercedes consists of $5.5 million from gold and $1.5 million from silver.

4	Includes revenue from gold of $3.0 million and other base metals of $1.3 million.
The Company’s operating segments for the three months ended December 31, 2021 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces 1	Sales and royalty revenues	Cost of sales excluding depletion	Depletion expense	Income (loss) before taxes	Cash flows from operating activities

Aurizona	Gold	1,833	$3,297	$-	$188	$3,109	$2,347

Chapada	Copper	2,183	3,924	1,179	747	1,998	2,745

Diavik	Diamonds	2,366	4,254	-	639	3,615	4,184

Fruta del Norte	Gold	872	1,567	-	569	998	1,152

Houndé	Gold	376	675	-	264	411	94

Relief Canyon	Gold	1,334	2,388	-	1,130	1,258	2,388

Vale Royalties	Iron Ore	890	1,600	-	666	934	198

Yamana silver stream	Silver	2,930	5,268	1,546	2,323	1,399	3,722

Other 2	Various	3,802	6,848	982	1,827	4,039	6,316

Corporate		-	-	-	-	(6,164)	(3,641)

Consolidated		16,586	$29,821	$3,707	$8,353	$11,597	$19,505

1	Refer to section on non-IFRS and other measures of this MD&A.

2
Includes revenue from gold of $5.5 million, other base metals of $0.7 million and copper of $0.6 million. Reportable segments that have not met the criteria for separate disclosure in the current period have been included in Other for the current and prior period.

Three Months Ended December 31, 2022 Compared to the
Three Months Ended December 31, 2021
For the three months ended December 31, 2022, net loss and cash flows from operating activities were $2.1 million and $26.3 million, respectively, compared with net income of $7.4 million and cash flows from operating activities of $19.5 million for the comparable period in 2021. The increase in cash flows from operating activities is primarily attributable to a $8.6 million increase in revenue (described in greater detail below). The decrease in net income during the period is primarily related to the following factors:

•	A $11.3 million increase in depletion expense largely driven by an increase in Attributable Gold Equivalent ounces 1 sold; and

•	An $8.8 million increase in finance expense, primarily related to interest paid on the Revolving Facility, which was drawn down to finance the various transactions described earlier;
Partially offset by:

•	A $2.4 million gain arising from the amendment to the Vatukoula Gold Stream;

•	A $1.0 million decrease in tax expense primarily driven by a decrease in net income;

•
A $0.7 million increase in the gains recognized on the revaluation of the Company’s investments; whereby, a gain of $0.5 million was recognized by the Company during the three months ended December 31, 2022; while during the three months ended December 31, 2021, the Company recognized a loss of $0.2 million.

For the three months ended December 31, 2022, revenue was $38.4 million compared with $29.8 million for the comparable period in 2021. The increase is attributable to a 31% increase in Attributable Gold Equivalent ounces
1
sold, partially offset by a 3% decrease in the average realized selling price of gold. In particular, the increase in revenue was driven by:

•
A $7.0 million increase in revenue attributable to the Mercedes mine which commenced making deliveries under the existing Stream in April 2022, with Sandstorm also receiving deliveries in the period from the newly acquired assets that were a part of the Nomad acquisition;

•	A $3.4 million increase in revenue attributable to the Bonikro Stream, which was acquired in August 2022;

•	A $1.7 million increase in revenue attributable to the Blyvoor Stream, which was acquired in August 2022;

•	A $1.6 million increase in revenue attributable to the CEZinc zinc stream, which was acquired in July 2022; and

•	A $1.1 million increase in revenue attributable to the Relief Canyon Stream, largely related to a 48% increase in the number of Attributable Gold Equivalent ounces 1 sold and the timing of sales.
Partially offset by:

•	A $2.9 million decrease in revenue attributable to the Diavik royalty, primarily related to timing of sales, production rates and diamond prices;

•	A $1.6 million decrease in revenue attributable to the Aurizona royalty, primarily related to a 46% decrease in the number of Attributable Gold Equivalent ounces 1 sold;

•
A $1.6 million decrease in revenue attributable to the Santa Elena Stream, primarily related to an 89% decrease in the number of Attributable Gold Equivalent ounces
1
sold. The decrease is largely due to mining activity on concessions not subject to the Gold Stream;

•
A $1.4 million decrease in revenue attributable to the Chapada copper stream primarily due to a decrease in the average realized selling price of copper which decreased from an average of $4.16 per pound during the three months ended December 31, 2021 to an average of $3.44 per pound during the equivalent period in 2022, as well as a 23% decrease in the number of copper pounds sold; and

•	A $1.3 million decrease in revenue attributable to the Bracemac McLeod royalty, which discontinued operations in the second half of 2022.

1	Refer to section on non-IFRS and other measures of this MD&A.

Year Ended December 31, 2022 Compared to the
Year Ended December 31, 2021
For the year ended December 31, 2022, net income and cash flows from operating activities were $78.5 million and $106.9 million, respectively, compared with $27.6 million and $81.1 million for the comparable period in 2021. The increase is attributable to a $33.9 million increase in revenue (described in greater detail below) as well as to a combination of factors including:

•	A $25.8 million gain on disposal of Streams, royalties and other interests recognized during the year ended December 31, 2022, primarily resulting from the sale of a portfolio of royalties to Sandbox;

•	A $24.9 million gain resulting from the sale of the Company’s equity interest in Hod Maden to Horizon Copper;

•	A $12.5 million gain resulting from the sale of the Company’s equity interest in Entrée Resources to Horizon Copper;

•	A $7.9 million decrease in tax expense largely driven by the recognition of previously unrecognized tax attributes arising from the sale of Hod Maden; and

•
A $3.4 million increase in the gains recognized on the revaluation of the Company’s investments; whereby, a gain of $1.8 million was recognized by the Company during the year ended December 31, 2022; while during the year ended December 31, 2021, the Company recognized a loss of $1.7 million;

Partially offset by:

•	A $24.1 million increase in depletion expense largely due to an increase in Attributable Gold Equivalent ounces 1 sold;

•	A $15.2 million increase in finance expense, related to interest paid on the Revolving Facility, which was drawn down in 2022 to finance the various transactions described earlier; and

•	A $5.9 million gain on the revaluation of the Company’s financial instrument related to the Vale Royalties which was both entered into and disposed of during the year ended December 31, 2021.

For the year ended December 31, 2022, revenue was $148.7 million compared with $114.9 million for the comparable period in 2021. The increase is attributable to a 22% increase in Attributable Gold Equivalent ounces
1
sold and a 0.4% increase in the average realized selling price of gold. In particular, the increase in revenue was driven by:

•
A $14.9 million increase in revenue attributable to the Mercedes mine which commenced making deliveries under the existing Stream in April 2022, with Sandstorm also receiving deliveries in the period from the newly acquired assets that were a part of the Nomad acquisition;

•	A $5.2 million increase in revenue attributable to the Bonikro Stream, which was acquired in August 2022;

•	A $4.5 million increase in revenue attributable to Vatukoula Gold Stream which commenced making deliveries under the Stream in December 2021;

•	A $4.3 million increase in revenue attributable to the Antamina royalty, which was acquired in July 2022;

•	A $3.8 million increase in revenue attributable to the CEZinc zinc stream, which was acquired in July 2022;

•	A $2.6 million increase in revenue attributable to the Blyvoor Stream, which was acquired in August 2022;

•
A $2.3 million increase in revenue attributable to the Yamana silver stream primarily due to a 24% increase in the number of silver ounces received and sold in the period, which was partially offset by a decrease in the average realized selling price of silver which decreased from an average of $24.84 per ounce during the year ended December 31, 2021 to an average of $21.72 per ounce during the equivalent period in 2022;

•	A $2.0 million increase in revenue attributable to the Houndé royalty, primarily related to a 52% increase in Attributable Gold Equivalent ounces 1 sold;

•	A $2.6 million increase in revenue attributable to the Company’s interest in the Caserones royalty, which was acquired in August 2022; and

•	A $1.3 million increase in revenue attributable to the Black Fox Stream, primarily due to a 31% increase in the number of Attributable Gold Equivalent ounces 1 sold.

Partially offset by:

•
$6.2 million decrease in revenue attributable to the Santa Elena Mine largely driven by a 64% decrease in the number of Attributable Gold Equivalent ounces
1
sold. The decrease is largely due to mining activity on concessions not subject to the Gold Stream;

•
A $3.0 million decrease in revenue attributable to the Karma Stream, primarily related to a 74% decrease in the number of Attributable Gold Equivalent ounces
1
sold. The decrease is primarily due to the conclusion of the five-year fixed delivery period in accordance with the terms of the Gold Stream in the first quarter of 2021, reducing Sandstorm’s Gold Stream entitlement to 1.625% of production. In contrast, in the first three months of 2021, Sandstorm’s entitlement was 1,250 ounces per quarter;

•	A $3.0 million decrease in revenue attributable to the Bracemac McLeod royalty, which discontinued operations in the second half of 2022; and

•	A $2.9 million decrease in revenue attributable to the Aurizona royalty, primarily related to a 30% decrease in Attributable Gold Equivalent ounces 1 sold.

1	Refer to section on non-IFRS and other measures of this MD&A.
Three Months Ended December 31, 2022 Compared to the
Other Quarters Presented
For the three months ended December 31, 2022, revenue was $38.4 million. With the exception of 2020, Attributable Gold Equivalent ounces
1
sold increased overall as a result of various assets acquired, including the royalties and Streams underlying the BaseCore Transaction and the Nomad Acquisition which closed during the three months ended September 30, 2022, the Vale Royalties which closed during the three months ended June 30, 2021, and the Houndé royalty acquisition during the three months ended March 31, 2018. In 2020, Attributable Gold Equivalent ounces
1
sold decreased as a result of COVID-19 related temporary suspensions at the mines from which Sandstorm receives royalty revenue or deliveries under its Streams. When comparing revenue for the three months ended December 31, 2022 with the other quarters presented, the following items impact comparability:

•
$7.0 million in revenue attributable to the Mercedes mine for the three months ended December 31, 2022 and $5.7 million in revenue for the three months ended September 30, 2022, which commenced making deliveries under the existing Stream in April 2022, with Sandstorm also receiving deliveries in the period from the newly acquired assets that were a part of the Nomad acquisition;

•
$3.4 million in revenue attributable to the Bonikro Stream for the three months ended December 31, 2022 and $1.8 million in revenue for the three months ended September 30, 2022, which was acquired in August 2022;

•
$1.7 million in revenue attributable to the Blyvoor Stream for the three months ended December 31, 2022 and $0.9 million in revenue for the three months ended September 30, 2022, which was acquired in August 2022;

•
$3.5 million in revenue attributable to the Antamina royalty for the three months ended September 30, 2022 and $0.8 million in revenue for the three months ended December 31, 2022, which was acquired in July 2022.

•	Vale Royalties which were purchased in June 2021, and have since provided revenue of:

•	During the three months ended December 31, 2022, revenue of $1.5 million was recognized;

•	During the three months ended September 30, 2022, revenue of $1.3 million was recognized;

•	During the three months ended June 30, 2022, revenue of $2.1 million was recognized;

•	During the three months ended March 31, 2022, revenue of $3.0 million was recognized;

•	During the three months ended December 31, 2021, revenue of $1.6 million was recognized;

•	During the three months ended September 30, 2021, revenue of $2.6 million was recognized; and

•	During the three months ended June 30, 2021, revenue of $0.2 million was recognized.
Partially offset by:

•	The Bracemac McLeod royalty discontinuing operations in the second half of 2022.

•
A decrease in revenue attributable to the Karma Mine, due primarily to the conclusion of the five-year fixed delivery period in accordance with the terms of the Gold Stream in the first quarter of 2021, reducing Sandstorm’s Gold Stream entitlement to 1.625% of production. In contrast, during the five-year fixed delivery period, Sandstorm’s entitlement was 1,250 ounces per quarter.

•
Temporary suspensions in 2020 reduced Attributable Gold Equivalent ounces
1
sold for the three months ended June 30, 2020, specifically related to the Santa Elena Mine, which has since fully resumed operations.

When comparing net loss of $2.1 million and cash flow from operating activities of $26.3 million for the three months ended December 31, 2022, with net income (loss) and cash flow from operating activities for the other quarters presented, the following items impact comparability:

•	Depletion expense has largely increased since 2020, partially due to the overall increase in Attributable Gold Equivalent ounces 1 sold. The depletion recognized is as follows:

•	During the three months ended December 31, 2022, depletion of $19.6 million was recognized;

•	During the three months ended September 30, 2022, depletion of $18.0 million was recognized;

•	During the three months ended June 30, 2022, depletion of $11.0 million was recognized;

•	During the three months ended March 31, 2022, depletion of $11.1 million was recognized;

•	During the three months ended December 31, 2021, depletion of $8.4 million was recognized;

•	During the three months ended September 30, 2021, depletion of $8.6 million was recognized;

•	During the three months ended June 30, 2021, depletion of $8.8 million was recognized;

•	During the three months ended March 31, 2021, depletion of $9.9 million was recognized;

•	During the three months ended December 31, 2020, depletion of $8.5 million was recognized;

•	During the three months ended September 30, 2020, depletion of $7.7 million was recognized;

•	During the three months ended June 30, 2020, depletion of $8.3 million was recognized; and

•	During the three months ended March 31, 2020, depletion of $8.6 million was recognized.

•
The recognition of $8.8 million in finance expense, primarily related to interest paid on the Revolving Facility during the three months ended December 31, 2022, which was drawn down in the third and fourth quarter periods to finance the various transactions described earlier.

•	A $24.9 million gain on disposal of the Hod Maden investment in associate recognized during the three months ended September 30, 2022.

•
A $22.9 million gain on disposal of Streams, royalties and other interests recognized during the three months ended June 30, 2022, primarily resulting from the sale of a portfolio of royalties to Sandbox.

•	A $12.5 million gain resulting from the sale of the Company’s equity interest in Entrée Resources to Horizon Copper during the three months ended June 30, 2022.

•	A $5.9 million gain on the revaluation of the Company’s financial instrument related to the Vale Royalties which was both entered into and disposed of during the three months ended June 30, 2021.

•	An $8.9 million non-cash impairment charge relating to the Company’s Diavik royalty and other certain roaylties within its Other segment was recognized during the three months ended March 31, 2020.

•
The Company recognized gains and losses with respect to the revaluation of its investments, which were partly driven by changes in the fair value of the Company’s debentures including the Americas Gold convertible debenture, and more recently, the Bear Creek and Horizon Copper convertible debentures. These gains/losses were recognized as follows:

•	During the three months ended December 31, 2022, a gain of $0.5 million was recognized.

•	During the three months ended September 30, 2022, a gain of $1.9 million was recognized;

•	During the three months ended June 30, 2022, a loss of $0.8 million was recognized;

•	During the three months ended March 31, 2022, a gain of $0.2 million was recognized;

•	During the three months ended December 31, 2021, a loss of $0.2 million was recognized;

•	During the three months ended September 30, 2021, a gain of $0.2 million was recognized;

•	During the three months ended June 30, 2021, a gain of $0.1 million was recognized; and

•	During the three months ended March 31, 2021, a loss of $1.8 million was recognized.

1	Refer to section on non-IFRS and other measures of this MD&A.
Change in Total Assets
Total assets increased by $46.5 million from September 30, 2022 to December 31, 2022 as a result of additions to the Company’s Stream, royalty and other interests primarily as a result of the final deposit paid for the Greenstone Gold Stream in the period; partially offset by depletion expense. Total assets increased by $1,265.5 million from June 30, 2022 to September 30, 2022 as a result of (i) the BaseCore Transaction; (ii) the Nomad Acquisition; (iii) the sale of the Hod Maden investment in associate to Horizon Copper for a Stream in Hod Maden and other assets; and (iv) cash flow from operating activities; partially offset by depletion expense. As a result of the disposal of the Hod Maden interest, the Company reclassified the related cumulative currency translation adjustments of $149.5 million, which were recognized within accumulated other comprehensive income, into the income statement. Total assets increased by $38.2 million from March 31, 2022 to June 30, 2022 as a result of (i) cash flow from operating activities; (ii) the Sandbox transaction; and (iii) the sale of the Entrée Resources investment in associate to Horizon Copper; partially offset by (i) depletion expense and (ii) a decrease in the valuation of investments. Effective April 1, 2022, the Company reassessed the functional currency of the associate which holds the Hod Maden Project. The assessment was triggered by the forecasted expenditures of the associate, the currency driving those expenditures and the underlying transactions, events, and conditions of the entity. As a result of that assessment, it was determined the functional currency had changed from Turkish Lira to U.S. dollars. As a consequence, the depreciation or appreciation of the Turkish Lira, which was the functional currency of the entity that holds the Hod Maden Project, relative to the U.S. dollar, which is the presentation currency of Sandstorm Gold Ltd. did not have a material impact on the recognition of currency translations adjustments in other comprehensive income during the three months ended June 30, 2022. Total assets increased by $3.7 million from December 31, 2021 to March 31, 2022 as a result of (i) cash flow from operating activities; and (ii) an increase in the valuation of investments; partially offset by (i) a decrease in the Hod Maden interest due to the depreciation of the Turkish Lira, which was the functional currency of the entity that holds the Hod Maden interest, relative to the U.S. dollar; and (ii) depletion expense. The depreciation of the Turkish Lira, partially offset by the increase in the valuation of investments, were largely responsible for the losses recognized through other comprehensive income for the three months ended March 31, 2022. Total assets decreased by $20.1 million from September 30, 2021 to December 31, 2021 as a result of (i) repurchases of the Company’s shares in accordance with its normal course issuer bid; (ii) depletion expense; and (iii) a decrease in the Hod Maden interest due to the depreciation of the Turkish Lira; partially offset by cash flow from operating activities. The depreciation in the Turkish Lira as well as a decrease in the valuation of investments were largely responsible for the losses recognized through other comprehensive income for the three months ended December 31, 2021. Total assets decreased by $7.8 million from June 30, 2021 to September 30, 2021 as a result of (i) repurchases of the Company’s shares in accordance with its normal course issuer bid; (ii) depletion expense; (iii) a decrease in the valuation of investments; and (iv) a decrease in the Hod Maden interest due to the depreciation of the Turkish Lira; partially offset by cash flow from operating activities. The depreciation in the Turkish Lira as well as a decrease in the valuation of investments were largely responsible for the losses recognized through other comprehensive income for the three months ended September 30, 2021. Total assets increased by $10.1 million from March 31, 2021 to June 30, 2021 as a result of cash flow from operating activities partially offset by (i) a decrease in the Hod Maden interest due to the depreciation of the Turkish Lira; and (ii) depletion expense. The depreciation in the Turkish Lira as well as a decrease in the valuation of investments were largely responsible for the losses recognized through other comprehensive income for the three months ended June 30, 2021. Total assets decreased by $11.3 million from December 31, 2020 to March 31, 2021 as a result of (i) a decrease in the valuation of investments; (ii) a decrease in the Hod Maden interest due to the depreciation of the Turkish Lira; (iii) depletion expense and (iv) repurchases of the Company’s shares in accordance with its normal course issuer bid; partially offset by cash flow from operating activities. The depreciation in the Turkish Lira as well as a decrease in the valuation of investments were largely responsible for the losses recognized through other comprehensive income for the three months ended March 31, 2021. Total assets increased by $41.2 million from September 30, 2020 to December 31, 2020 as a result of (i) cash flow from operating activities and (ii) an increase in the Hod

Maden interest due to the appreciation of the Turkish Lira; partially offset by depletion expense. The appreciation in the Turkish Lira as well as an increase in the valuation of investments were largely responsible for the gains recognized through other comprehensive income for the three months ended December 31, 2020. Total assets increased by $1.3 million from June 30, 2020 to September 30, 2020 as a result of cash flow from operating activities; partially offset by (i) a decrease in the Hod Maden interest due to a devaluation of the Turkish Lira; and (ii) depletion expense. The depreciation in the Turkish Lira was largely responsible for the loss recognized through other comprehensive income for the three months ended September 30, 2020. Total assets increased by $31.2 million from March 31, 2020 to June 30, 2020 as a result of (i) $50.3 million in cash received upon the exercise of warrants as a result of the early warrant exercise incentive program; and (ii) an increase in the valuation of investments; partially offset by (i) a decrease in the Hod Maden interest due to a devaluation of the Turkish Lira; and (ii) depletion expense. The depreciation in the Turkish Lira, partially offset by the increase in the valuation of investments, was largely responsible for the loss recognized through other comprehensive income for the three months ended June 30, 2020. Total assets decreased by $46.9 million from December 31, 2019 to March 31, 2020 as a result of (i) a decrease in the valuation of investments; (ii) a decrease in the Hod Maden interest due to a devaluation of the Turkish Lira; (iii) an impairment charge of $8.9 million primarily related to the Company’s royalty investments; and (iv) depletion expense. The decrease in the valuation of investments and the depreciation in the Turkish Lira were largely responsible for the loss recognized through other comprehensive income for the three months ended March 31, 2020.

Non-IFRS
and Other Measures
The Company has included, throughout this document, certain performance measures, including (i) Total Sales, Royalties and Income from other interests, (ii) Attributable Gold Equivalent ounce, (iii) average cash cost per Attributable Gold Equivalent ounce, (iv) cash operating margin, (v) cash flows from operating activities excluding changes in non-cash
working capital and
(vi) all-in
sustaining cost (“AISC”) per gold ounce on a
by-product
basis. The presentation of these
non-IFRS
measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS
measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

i.
Total Sales, Royalties and Income from other interests is a
non-IFRS
financial measure and is calculated by taking total revenue which includes Sales and Royalty Revenue, and adding contractual income relating to Streams, royalties and other interests excluding gains and losses on dispositions. The Company presents Total Sales, Royalties and Income from other interests as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry.
Figure 1.1
provides a reconciliation of Total Sales, Royalties and Income from other interests.

Figure 1.1 In $000s	3 Months Ended Dec. 31, 2022	3 Months Ended Dec. 31, 2021	Year Ended Dec. 31, 2022	Year Ended Dec. 31, 2021

Total Revenue	$38,448	$29,821	$148,732	$114,860

Add:

Gain on revaluation of Vale Royalties financial instrument	-	-	-	5,887

Equals:

Total Sales, Royalties, and Income from other interests	$38,448	$29,821	$148,732	$120,747

ii.
Attributable Gold Equivalent ounce is a
non-IFRS
financial ratio that uses Total Sales, Royalties, and Income from other Interests as a component. Attributable Gold Equivalent ounce is calculated by dividing the Company’s Total Sales, Royalties, and Income from other interests (described further in item i above), less revenue attributable to non-controlling
interests for the period, by the average realized gold price per ounce from the Company’s Gold Streams for the same respective period. The Company presents Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.
Figure 1.2
provides a reconciliation of Attributable Gold Equivalent ounce.

Figure 1.2 In $000s (except for ounces and per ounce amounts)	3 Months Ended Dec. 31, 2022	3 Months Ended Dec. 31, 2021	Year Ended Dec. 31, 2022	Year Ended Dec. 31, 2021

Total Sales, Royalties, and Income from other interests 1	$38,448	$29,821	$148,732	$120,747

Less:

Revenue attributable to non-controlling interest	(465)	-	(850)	-

Total Sales, Royalties, and Income from other interests attributable to Sandstorm Gold Ltd. shareholders	$37,983	$29,821	$147,882	$120,747

Divided by:

Average realized gold price per ounce from the Company’s Gold Streams	1,746	1,798	1,795	1,788

Equals:

Total Attributable Gold Equivalent ounces	21,753	16,586	82,376	67,548

1
Prior to March 31, 2022, total Attributable Gold Equivalent ounces was calculated by dividing the royalty and other commodity stream revenue, including adjustments for contractual payments received relating to those interests, for that period by the average realized gold price per ounce from the Company’s Gold Streams for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company’s Gold Streams equal total Attributable Gold Equivalent ounces sold. The change in the calculation of the measure did not result in a change to prior periods.

iii.
Average cash cost per Attributable Gold Equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of Attributable Gold Equivalent ounces (described further in item ii above). The Company presents average cash cost per Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.
Figure 1.3
provides a reconciliation of average cash cost of gold on a per ounce basis.

Figure 1.3 In $000s (except for ounces and per ounce amounts)	3 Months Ended Dec. 31, 2022	3 Months Ended Dec. 31, 2021	Year Ended Dec. 31, 2022	Year Ended Dec. 31, 2021

Cost of Sales, excluding depletion 1	$5,504	$3,707	$23,366	$16,845

Divided by:

Total Attributable Gold Equivalent ounces	21,753	16,586	82,376	67,548

Equals:

Average cash cost (per Attributable Gold Equivalent ounce)	$253	$224	$284	$249

1	Cost of Sales, excluding depletion, includes cash payments made for Gold Equivalent ounces associated with commodity streams.

iv.
Cash operating margin is calculated by subtracting the average cash cost per Attributable Gold Equivalent ounce from the average realized gold price per ounce from the Company’s Gold Streams. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

v.
Cash flows from operating activities excluding changes in
non-cash
working capital is a
non-IFRS
financial measure and is calculated by adding back the decrease or subtracting the increase in changes in non-cash
working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash
working capital as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.
Figure 1.4
provides a reconciliation of cash flows from operating activities excluding changes in non-cash
working capital.

Figure 1.4 In $000s	3 Months Ended Dec. 31, 2022	3 Months Ended Dec. 31, 2021	Year Ended Dec. 31, 2022	Year Ended Dec. 31, 2021

Cash flows from operating activities	$26,266	$19,505	$106,916	$81,139

Less:

Changes in non-cash working capital	(3,612)	(2,586)	(2,890)	(2,341)

Equals:

Cash flows from operating activities excluding changes in non-cash working capital	$29,878	$22,091	$109,806	$83,480

vi.
The Company has also used the
non-IFRS
measure of
all-in
sustaining cost (“AISC”) per gold ounce on a
by-product
basis. AISC per gold ounce on a
by-product
basis is a
non-IFRS
financial ratio that uses AISC on a
by-product
basis, a
non-IFRS
financial measure, as a component. With respect to the Hod Maden project, AISC on a by-product
basis is calculated by deducting copper revenue from the summation of certain costs (operating costs, royalties, treatment, refining & transport costs, sustaining capital, G&A, and other costs). AISC per gold ounce on a by-product
basis is calculated by dividing AISC on a
by-product
basis by the payable gold ounces produced. The Company presents AISC per gold ounce on a by-product
basis as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry that present results on a similar basis. The calculation of the measure is shown below in
Figure 1.5
.

Figure 1.5 In $ millions (except for ounces and per ounce amounts)	AISC on a by-product basis

Operating Costs	$678

Royalties	349

Treatment, Refining and Transport Costs	193

Sustaining Capital	116

G&A	96

Other Costs	57

Copper Revenue	(812)

All-in sustaining costs	$677

Divided by:

Payable Gold Ounces	2,027,000

Equals:

All-in sustaining cost per gold ounce	$334

Historical all-in sustaining cost per ounce	$-

Liquidity and Capital Resources
As of December 31, 2022, the Company had cash and cash equivalents of $7.0 million (December 31, 2021 — $16.2 million) and working capital (current assets less current liabilities) of $13.7 million (December 31, 2021 — $26.3 million). As of the date of the MD&A, $486 million remains outstanding under the Company’s Revolving Facility.
During the year ended December 31, 2022, the Company generated cash flows from operating activities of $106.9 million compared with $81.1 million during the comparable period in 2021. When comparing the change, the primary driver was an increase in the number of Attributable Gold Equivalent ounces sold.
During the year ended December 31, 2022, the Company had net cash outflows from investing activities of $612.7 million which were primarily the result of (i) the BaseCore Transaction described earlier; (ii) the acquisition of Stream, royalty and other interests including the Mercedes Gold Stream, the Vatukoula Gold Stream and other royalties; (iii) the $56.3 million payment owed under the Company’s Platreef Gold Stream; (iv) the $81.7 million payment owed under the Company’s Greenstone Gold Stream; (v) the acquisition of $33.4 million in investments and other; and (vi) a $3.8 million investment in the Company’s previously owned Hod Maden interest; partially offset by (i) $38.1 million of proceeds from the sale of certain Stream, royalty and other interests; and (ii) $7.3 million of proceeds from the sale and redemption of a portion of the Company’s debt and equity investments and other. During the year ended December 31, 2021, the Company had net cash outflows from investing activities of $143.9 million which were primarily the result of (i) the acquisition of Stream, royalty and other interests including the Vale Royalties, the Vatukoula Gold Stream, and other royalties; and (ii) the acquisition of $13.0 million in investments and other; partially offset by $22.4 million of proceeds from the sale and redemption of a portion of the Company’s debt and equity investments.
During the year ended December 31, 2022, the Company had net cash inflows from financing activities of $497.6 million primarily related to (i) $653.1 million drawn on its revolving credit facility; and (ii) $86.0 million proceeds from issuance of common shares net of financing costs; partially offset by (i) the repayment of $212.4 million on its revolving credit facility; (ii) interest expense payments of $15.2 million; and (iii) dividend payments of $13.6 million. During the year ended December 31, 2021, the Company had net cash outflows from financing activities of $34.2 million primarily related to the redemption of the Company’s common shares under the Company’s normal course issuer bid (“NCIB”).

Commitments and Contingencies
In connection with its Streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted) 1

Black Fox	8%	$589

Blyvoor 2	10%	$572

Bonikro 3	6%	$400

CEZinc 4	1%	20% of quarterly average zinc spot price

Chapada 5	4.2%	30% of copper spot price

Entrée 6,7	5.62% on Hugo North Extension and 4.26% on Heruga	Varies

Greenstone 8	2.375%	20% of gold spot price

Hod Maden 9	20%	50% of gold spot price until 405,000 ounces of gold have been delivered, then 60% of gold spot price thereafter

Karma	1.625%	20% of gold spot price

Mercedes 10	25,200 ounces of gold over 3.5 years and 4.4% thereafter 3,750,000 ounces of silver, and 30% of silver produced thereafter	Varies

Platreef 11	37.5%	Varies

Relief Canyon 12	32,022 ounces over 5.5 years and 4% thereafter	Varies

Santa Elena	20%	$473

South Arturo	40%	20% of silver spot price

Vatukoula 13	11,022 ounces over 4.5 years and 1.199% - 1.363% thereafter	20% of gold spot price

Woodlawn 14	Varies	20% of silver spot price

Yamana silver stream 15	20%	30% of silver spot price

1	Subject to an annual inflationary adjustment.
2
For the Blyvoor Gold Stream, until 300,000 ounces have been delivered, Blyvoor Gold (Pty) Ltd. will deliver 10% of gold production until 16,000 ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first 100,000 ounces in a calendar year until a cumulative 10.32 million ounces of gold have been produced. Under the Stream agreement Sandstorm will make ongoing payments at the lesser of $572 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.

3
For the Bonikro Gold Stream, Sandstorm will receive 6% of gold produced at the mine until 39,000 ounces of gold are delivered, then 3.5% of gold produced until 61,750 cumulative ounces of gold have been delivered, then 2% thereafter. Under the Stream agreement Sandstorm will make ongoing payments at the lesser of $400 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.

4	For the CEZinc zinc stream, the Company has committed to purchase 1.0% of the zinc produced until the later of June 30, 2030 or delivery of 68.0 million pounds of zinc under the contract.
5
For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.

6
For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases from $220 per gold ounce to $500 per gold ounce. For the Entrée silver stream, the purchase price is the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver. For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth. For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.

7
For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.

8
For Greenstone, the Gold Stream on the project is for 2.375% of gold production from the Greenstone joint venture (100% basis), until 120,333 ounces of gold have been delivered, then 1.583% thereafter. In addition to the ongoing payments of 20% of the spot price of gold and to the extent the costs are incurred by the Greenstone joint venture, Sandstorm will pay the joint venture $30 per ounce to fund mine-level environmental and social programs.

9
Under the Hod Maden Gold Stream, Sandstorm will receive 20% of all gold produced from Hod Maden (on a 100% basis) and will make ongoing payments of 50% of the gold spot price until 405,000 ounces of gold are delivered (the “Delivery Threshold”). Once the Delivery Threshold has been reached, Sandstorm will receive 12% of the gold produced for the life of the mine for ongoing payments of 60% of the gold spot price.

10
Under the terms of the Mercedes Gold Stream, after receipt of 25,200 gold ounces (the cost of which is 7.5% of the spot price), the Company is entitled to purchase 4.4% of the gold produced from the Mercedes Mine for ongoing per ounce cash payments equal to 25% of the spot price of gold. Under the terms of the Mercedes silver stream, until 3,750,000 ounces of silver have been delivered under the contract (the cost of which is 20% of the spot price of silver), the Company is entitled to purchase 100% of silver produced with a minimum annual delivery requirement of 300,000 ounces per annum. After 3,750,000 ounces of silver have been delivered under the contract, the Company is entitled to purchase 30% of silver produced (the cost of which is 20% of the spot price of silver).

11
Under the terms of the Platreef Gold Stream, the Company has the right to purchase 37.5% of gold produced until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered, and 1.875% thereafter if certain conditions are met. In calculating gold deliveries owing under the Stream, a fixed payability factor of 80% is applied to all gold production. Until 256,980 ounces have been delivered, Sandstorm will make ongoing payments equal to the lesser of $100 per ounce of gold and the gold market price on the business day immediately preceding the date of delivery. After 256,980 ounces have been delivered, Sandstorm will make ongoing payments of 80% of the spot price of gold for each ounce delivered.

12
For the Relief Canyon Stream, after receipt of 32,022 gold ounces (the cost of which is nil), the Company is entitled to purchase 4.0% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations.

13
Under the terms of the amended Vatukoula Gold Stream, the Company is entitled to fixed deliveries totalling 11,022 gold ounces (the cost of which is 20% of the spot price) after January 1, 2023 (the “Vatukoula Fixed Delivery Period”). Following the Vatukoula Fixed Delivery Period, the Company is entitled to purchase 1.363% for the first 100,000 ounces of gold produced in a calendar year, and 1.199% for the volume of production above 100,000 ounces, with both variable delivery rates subject to upward adjustment depending on the final scale of the Company’s investment in the Vatukoula Gold Stream.

14
For the Woodlawn silver stream, Sandstorm has agreed to purchase an amount of silver equal to 80% of payable silver produced. Deliveries under the Woodlawn silver stream are capped at A$27 million. In addition, the Company holds a second stream at Woodlawn under which the operator has agreed to pay Sandstorm A$1.0 million for each 1Mt of tailings ore processed at Woodlawn, subject to a cumulative cap of A$10 million.

15
Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter.

Contractual obligations related to bank debt and interest are as follows:

In $000s	Total	Less than one year	1 – 3 years

Bank debt 1	$486,000	$-	$486,000

Interest 2	87,171	30,784	56,387

	$573,171	$30,784	$542,387

1
As at February 21, 2023, the Company had $486 million drawn and outstanding on the Revolving Facility. The repayment date in the table above reflects the full term of the facility which matures on October 6, 2025, assuming no extension periods.

2
The amounts drawn on the Revolving Facility are subject to an interest rate of SOFR plus
1.875%-3.5%
per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.4219% - 0.7875% per annum, both of which are dependent on the terms of the Revolving Facility and the Company’s leverage ratio. The interest charges have been estimated based on assumptions of the Company’s future leverage ratio. The Revolving Facility incorporates sustainability-linked incentive pricing terms that allow the Company to reduce the borrowing costs from the interest rates described above as the Company’s targets are met. The interest charges have estimated based on the assumption that the Company will continue with the same pricing adjustment to the debt maturity date. As the applicable interest rate is floating in nature, the interest charges are estimated based on market forward interest rate curves at the ending of the reporting period combined with the assumption that the principal balance outstanding at February 21, 2023, does not change until the debt maturity date.

As previously disclosed, Sandstorm became aware that a third party commenced legal proceedings against it in a Brazilian court. The proceedings involve severance owed to former employees of Colossus Mineração Ltda., a Brazilian subsidiary company of Colossus Minerals Inc. (an entity with which Sandstorm entered into a Stream). Since these severance claims, estimated to be approximately $8 million, remain outstanding, the claimants are seeking to recoup their claims from Sandstorm. Sandstorm intends on defending itself as it believes the case is without merit.
As part of the Horizon Copper transaction, the Company agreed to make available certain additional funds to Horizon subject to certain conditions, including availability, use of proceeds and other customary conditions up to a maximum of $150 million. The facility will bear interest at the secured overnight financing rate plus a margin (currently 2.0% - 3.5% per annum). The maturity date of the Horizon facility is August 31, 2032 and is convertible to Horizon Shares at the option of the Company or Horizon (provided that no conversion will be effected if it would result in the Corporation holding a greater than 34% equity interest in Horizon). No amounts have been drawn to-date.
As of December 31, 2022, the Company had signed a 12 year lease for office space which commences in the second quarter of 2023. A portion of this space will be sublet. Under the terms of this agreement the minimum lease payments for the entire space, including the sublet areas, are $25 million over the lease term.

Share Capital
As of February 21, 2023, the Company had 298,858,328 common shares outstanding. As disclosed previously, the funds from the issuance of share capital have been used to finance the acquisition of Streams and royalties (recent acquisitions are described earlier in greater detail) and pay down debt.
In March 2022 the Company declared a dividend of CAD0.02 per share. The full amount of the dividend of $3.1 million was paid in cash in April 2022. In June 2022 the Company declared a dividend of CAD0.02 per share. The full amount of the dividend of $3.0 million was paid in cash in July 2022. In September 2022 the Company declared a dividend of CAD0.02 per share. The full amount of the dividend of $4.4 million was paid in cash in October 2022. In December 2022 the Company declared a dividend of CAD0.02 per share. The full amount of the dividend of $4.4 million was paid in cash in January 2023.
The Company’s
at-the-market
equity program expired in May 2022, without any shares being issued under the program.
A summary of the Company’s share purchase options as of February 21, 2023 is as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (range) (CAD) 1	Exercise price per share (CAD) 1

2023	3,156,999	3,156,999	5.92 - 7.44	6.04

2024	3,188,023	3,188,023	1.66 - 12.40	8.05

2025	2,812,000	1,874,672	9.43	9.43

2026	2,968,000	989,336	7.18	7.18

2027	4,231,000	-	7.12	-

	16,356,022	9,209,030		7.55

1	Weighted average exercise price of options that are exercisable.
As of February 21, 2023, the Company had 2,248,000 restricted share rights outstanding and 242,000 warrants outstanding with an exercise price of $8.97 and an expiry date of May 13, 2024.

Key Management Compensation
The remuneration of directors and those persons having authority and responsibility for planning, directing, and controlling activities of the Company is as follows:

In $000s	Year Ended Dec. 31, 2022	Year Ended Dec. 31, 2021

Salaries and benefits	$3,000	$2,588

Share-based payments	4,124	4,368

Total key management compensation expense	$7,124	$6,956
Financial Instruments
The Company’s financial instruments consist of cash and cash equivalents, trade receivables and other, short-term and long-term investments, loans receivable which are included in short and long-term investments, trade and other payables, and bank debt. The Company’s short and long-term investments, excluding loans receivable, are initially recorded at fair value, and subsequently revalued to their fair market value at each period end. Investments in common shares and warrants held that have direct listings on an exchange are valued based on quoted prices in active markets. The fair value of warrants, convertible debt instruments and related instruments are determined using discounted cash flow models and Black-Scholes models based on relevant assumptions including discount rate, risk free interest rate, expected dividend yield, expected volatility, and expected warrant life which are supported by observable current market conditions. Investments are acquired for strategic purposes and may be disposed of from time to time. The fair value of the Company’s other financial instruments, which include cash and cash equivalents, trade receivables and other, loans receivable which are included in investments, trade and other payables, and bank debt approximate their carrying values at December 31, 2022.
Credit Risk
The Company’s credit risk is limited to cash and cash equivalents, loans receivable which are included in short and long-term investments, trade and other receivables and the Company’s investments in convertible debentures. The Company’s trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.

The Company’s investments in debentures are subject to the counterparties’ credit risk. In particular, the Company’s convertible debenture due from Horizon Copper, Bear Creek and Sandbox Royalties are subject to their respective credit risk, the Company’s ability to realize on its security and the net proceeds available under that security.
Market Risk
Market risk is the risk that the fair value of cash flows of a financial instrument will fluctuate due to changes in interest rates, exchange rates or other prices such as equity prices and commodity prices
INTEREST RATE RISK
The Company is exposed to interest rate risk on its bank debt and its investments in debentures subject to floating interest rates. The Company’s bank debt is subject to a floating interest rate. The Company monitors its exposure to interest rates. During the year ended December 31, 2022, a 1% increase (decrease) in nominal interest rates would have increased (decreased) interest expense by approximately $2.4 million and would not have a material impact on the fair value of the Company’s investments in debentures. During the year ended December 31, 2021, a 1% increase (decrease) in nominal interest rates would not have had a material impact on interest expense or on the fair value of the Company’s investments in convertible debentures.
CURRENCY RISK
Financial instruments that impact the Company’s net income (loss) or other comprehensive income (loss) due to currency fluctuations include cash and cash equivalents, loans receivable which are included in investments, trade and other receivables and trade and other payables denominated in Canadian dollars. Based on the Company’s Canadian dollar denominated monetary assets and monetary liabilities at December 31, 2022 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would not have a material impact on net income or other comprehensive income.
OTHER RISKS
Sandstorm holds common shares, convertible debentures, loans receivable, warrants and investments of other companies with a combined fair market value as at December 31, 2022 of $129.9 million (December 31, 2021 — $29.1 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is subject to default risk with respect to any debt instruments. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. The Company does not actively trade these investments. Based on the Company’s investments held as at December 31, 2022, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $1.9 million and would not have a material impact on net income.
Other Risks to Sandstorm
The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company’s Annual Information Form dated March 31, 2022, which is available on www.sedar.com.
The Chapada Mine, the Cerro Moro Mine, the Diavik Mine, the Aurizona Mine, the Fruta del Norte Mine, the Relief Canyon Mine, the Santa Elena Mine, the Karma Mine, the Black Fox Mine, the Hugo North Extension and Heruga deposits, the Gualcamayo Mine, the Thunder Creek Mine, MWS, HM Claim, the Lobo-Marte Project, Agi Dagi and Kirazli, the Houndé Mine, Vatukoula Mine, the Vale Royalty Package, Antamina Mine, Blyvoor Mine, Caserones Mine, Mercedes Mine, Bonikro Mine, CEZinc, HVC, Hod Maden Project, Platreef, Greenstone Project, Robertson, El Pilar, Horne 5 and other royalties and commodity Streams in Sandstorm’s portfolio are hereafter referred to as the “Mines”.
Risks Relating to Mineral Projects
To the extent that they relate to the production of gold or an applicable commodity from, or the operation of, the Mines, the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade, and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings pond, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold, other commodities, receive royalties if no gold or applicable commodity is produced from the Mines or the underlying are expropriated or laws are enacted that effectively expropriate the economics of the Mines.

No Control Over Mining Operations
With respect to its Streams and royalties, the Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold or other production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold or other production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation, and other risks. There are no guarantees the Mines will achieve commercial production, ramp-up
targets, or complete expansion plans. These issues are common in the mining industry and can occur frequently.
Government Regulations
The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters. It is possible that the risks of expropriation, cancellation or dispute of licenses could result in substantial costs, losses, and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating, and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations, and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.

International Operations
The operations with respect to the Company’s gold, other precious metals and other interests are conducted in Canada, Mexico, the United States, Mongolia, Burkina Faso, Ecuador, South Africa, Ghana, Botswana, Cote D’Ivoire, Argentina, Brazil, Chile, Peru, Egypt, Ethiopia, Guyana, Paraguay, French Guiana, Turkey, Sweden, Fiji and Australia and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, international sanctions, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any adverse developments with respect to Lidya, its cooperation or in its exploration, development, permitting and operation of the Hod Maden Project in Turkey may adversely affect the Company’s related exposure to the project. There are no assurances that the Company will be able to realize on its investments related to the Hod Maden Project if sanctions are imposed on Turkey or Lidya and its related entities. Any changes or unfavorable assessments with respect to (i) the validity, ownership, or existence of the Entrée Resources’ concessions; as well as (ii) the validity or enforceability of Entrée Resources’ joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company’s profitability or profits realized under the Entrée Stream. The Serra Pelada royalty cash flow or profitability may be adversely impacted if the Cooperative de Mineração dos Garimpeiros de Serra Pelada, which hold a 25% interest in the Serra Pelada Mine, continue to take unfavorable actions. In addition, Colossus Minerals Inc.’s Brazilian subsidiary has payables in excess of $30 million and accordingly, there is a risk that they may be unable to repay their debts, resulting in insolvency and loss of any rights to the Serra Pelada mine. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.

Income Taxes
No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s past and future profits being subject to increased levels of income tax. The Company’s prior years’ Canadian tax returns may be audited by the Canada Revenue Agency and no assurances can be given that tax matters, if they so arise, will be resolved favorably.
Commodity Prices for Metals Produced from the Mines
The price of the Company’s common shares and the Company’s financial results may be significantly adversely affected by a decline in the price of gold, silver, copper, zinc and/or iron ore (collectively, the “Metals”). The price of the Metals fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of the Metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver, copper, zinc and iron ore producing countries throughout the world.
In the event that the prevailing market price of the Metals are at or below the price at which the Company can purchase such commodities pursuant to the terms of the Stream agreements associated with the metal interests, the Company will not generate positive cash flow or earnings. Declines in market prices could cause an operator to reduce, suspend or terminate production from an operating project or construction work at a development project, which may result in a temporary or permanent reduction or cessation of revenue from those projects, and the Company might not be able to recover the initial investment in Streams and royalties.
Diamond Prices and Demand for Diamonds
The price of the Company’s common shares and the Company’s financial results may be significantly adversely affected by a decline in the price and demand for diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.
Information Systems and Cyber Security
The Company’s information systems, and those of its counterparties under the precious metal purchase agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties.
The Company’s operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the commodity purchase and royalty agreements, protect networks, equipment, information technology systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.
Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.
Key Management
The Company is dependent upon the services of a small number of key management personnel who are highly skilled and experienced. The Company’s ability to manage its activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.

No Control Over Underlying Investments and Securities
With respect to the Company’s investments in debt and equity securities and its investments in associates, the Company has no contractual rights over the operations of those investees. The Company does not control the investees’ operations, their boards or management teams. The decisions of those entities could at times conflict with the interests of the Company. Any adverse developments with respect to those entities, its cooperation or in its exploration, development, permitting and operation of the underlying assets may adversely affect the Company’s interests in those securities and investments.
Environmental
All phases of mining and exploration operations are subject to environmental regulation pursuant to a variety of government laws and regulations. Environmental legislation is becoming stricter, with increased fines and penalties for non-compliance,
more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors, and employees. Continuing issues with tailings dam failures at other companies’ operations may increase the likelihood that these stricter standards and enforcement mechanisms will be implemented in the future. There can be no assurance that possible future changes in environmental regulation will not adversely affect the operations at the Mines, and consequently, the results of Sandstorm’s operations. Failure by the operators of the Mines to comply with these laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The occurrence of any environmental violation or enforcement action may have an adverse impact on the operations at the Mines, Sandstorm’s reputation and could adversely affect Sandstorm’s results of operations.
Government regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more prevalent and stringent. While some of the costs associated with reducing emissions may be offset by increased energy efficiency and technological innovation, Sandstorm expects that increased government regulation will result in increased costs at some operations at the Mines if the current regulatory trend continues. All of Sandstorm’s mining interests are exposed to climate-related risks through the operations at the Mines. Climate change could result in challenging conditions and extreme weather that may adversely affect the operations at the Mines and there can be no assurances that mining operations will be able to predict, respond to, measure, monitor or manage the risks posed as a result of climate change factors.

Solvency Risk of Counterparties
The price of the common shares and the Company’s financial results may be significantly affected by the Mines operators’ ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and as a result, Sandstorm may not be able to realize any value from its respective Streams or royalties.
As the Company’s revolving facility is secured against the Company’s assets, to the extent Sandstorm defaults on its debt or related covenants, the lenders may seize on their security interests. The realization of security or default could materially affect the price of the Company’s common shares and financial results.
The Company’s Vale Royalties are publicly traded on Brazil’s National Debenture System. The daily exchange traded volume of the Vale Royalties may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting their market value.
Health Crises and Other
Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions, or epidemic diseases, including currently, the novel
COVID-19.
A significant new outbreak or continued outbreaks of
COVID-19
could result in a widespread crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn which could adversely affect the Company’s business and the market price of the common shares. Many industries, including the mining industry, have been impacted by these market conditions. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities. In addition, there may not be an adequate response to emerging infectious diseases, or significant restrictions may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown but potentially significant impacts. At this time, the Company cannot accurately predict what effects these conditions will have on its operations or financial results, due to uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Company’s operations, the Company may not be able to accurately predict which operations will be impacted or if those impacted will resume operations. Any new outbreaks or the continuation of the existing outbreaks or threats of any additional outbreaks of a contagion or epidemic disease could have a material adverse effect on the Company, its business and operational results.
Other
Critical Accounting Estimates
The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the periods presented. Notes 2 and 3 of the Company’s 2022 annual consolidated financial statements describe all of the significant accounting policies as well as the significant judgments and estimates.
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, the Disclosure Policy, the Code of Conduct, the Stock Trading Policy, Corporate Governance, the effective functioning of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.
As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by National Instrument 52-109 in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2022, the disclosure controls and procedures (as defined in National Instrument 52-109- Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rules 13(a)-15(e) under the Securities Exchange Act of 1934, as amended) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control Over Financial Reporting
Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the National Instrument
52-109
in Canada and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.
The Company’s internal control over financial reporting includes:

•	Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	Providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS;

•	Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•
Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2022, the Company’s internal control over financial reporting is effective and no material weaknesses were identified.

Changes in Internal Controls
There were no changes in internal controls of the Company during the year ended December 31, 2022 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
New Accounting Policy
In conjunction with the Nomad acquisition, Sandstorm acquired a 67.5% interest in Compañia Minera Caserones (“CMC”), which holds the Caserones Royalty. The non-controlling
interest related to this entity has been recorded in equity. Sandstorm consolidates the results of CMC on a 100% basis, with the proportionate share of net income (loss) and comprehensive income (loss) attributable to owners of the Company and non-controlling
interest presented separately.
NON-CONTROLLING
INTERESTS
Non-controlling
interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity therein.
Non-controlling
interests consist of the amount of those interests at the date of the original acquisition and the non-controlling
interest’s share of changes in equity since the date of the acquisition.

Forward Looking Statements
This MD&A and any exhibits attached hereto and incorporated herein, if any, contain “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.
Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; Antamina Mine, Blyvoor Mine, Caserones Mine, Mercedes Mine, Bonikro Mine, CEZinc, HVC, Hod Maden Project, Platreef, Greenstone Project, Robertson, El Pilar, Horne 5, the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Santa Elena Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Mine, the Karma Mine, the Thunder Creek Mine, MWS, HM Claim, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Diavik Mine, the Lobo-Marte Project, Agi Dagi and Kirazli, the Vatukoula Mine, or the Vale Royalty Package; the absence of control over mining operations from which Sandstorm will purchase gold or other commodities, or receive royalties from and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; the number or aggregate value of common shares which may be purchased under the NCIB; audits being conducted by the CRA and available remedies; the expectations regarding whether the BaseCore Transaction, the Nomad Acquisition and Horizon transactions (collectively, the “Transactions”) will provide the potential benefits and synergies of the Transactions and the ability of Sandstorm post-completion of the Transactions to successfully achieve business objectives, including integrating the companies or assets or the effects of unexpected costs, liabilities or delays; the expectations regarding the growth potential of Sandstorm including in scale and production and the anticipated benefits of the Transactions; the expectations relating to the closing the arrangements contemplated under the definitive agreements related to the Horizon Antamina Agreement and the subsequent spin-out
of the Antamina NPI, including the anticipated terms and expected timing thereof; management’s expectations regarding Sandstorm’s growth; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” herein and those risks described in the section entitled “Risk Factors” contained in Sandstorm’s most recent Annual Information Form for the year ended December 31, 2021 available at www.sedar.com and www.sec.gov and incorporated by reference herein.
Forward-looking information in this MD&A includes, among other things, disclosure regarding: the impact of
COVID-19
on the business, audits being conducted by the CRA and available remedies, management’s expectations regarding Sandstorm’s growth, Sandstorm’s existing Gold Streams and royalties as well as its future outlook, the Mineral Reserve and Mineral Resource estimates for each of the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Santa Elena Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Mine, the Karma Mine, the Thunder Creek Mine, MWS, HM Claim, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Diavik Mine, the Lobo-Marte Project, Agi Dagi and Kirazli, the Vatukoula Mine, the Vale Royalty Package, Antamina Mine, Blyvoor Mine, Caserones Mine, Mercedes Mine, Bonikro Mine, CEZinc, HVC, Hod Maden Project, Platreef, Greenstone Project, Robertson, El Pilar and Horne 5. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.
Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Management’s Responsibility for Financial Reporting
The accompanying consolidated financial statements of Sandstorm Gold Ltd. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.
The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.
Sandstorm Gold Ltd. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.
The Audit Committee is appointed by the Board, and all of its members are independent directors. The Audit Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the financial statements and the external auditors’ report. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors. The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. PricewaterhouseCoopers LLP has full and free access to the Audit Committee.

“Nolan Watson”	“Erfan Kazemi”

President & Chief Executive Officer	Chief Financial Officer
February 21, 2023

Report of Independent Registered Public Accounting Firm
To the
Shareholders and Board of Directors of Sandstorm Gold Ltd.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Sandstorm Gold Ltd. and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flow for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control – Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated
financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021
,
and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control – Integrated Framework
(2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated
financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of impairment indicators of stream, royalty and other interests and of the investments in associates
As described in Notes 3, 5 and 6 to the consolidated financial statements, the Company’s stream, royalty and other interests carrying amount was $1,781.3 million and the investments in associates carrying amount was $27.3 million as of December 31, 2022. Management assesses whether any indication of impairment exists at the end of each reporting period for each stream, royalty and other interest and for the investments in associates, including assessing whether there are observable indications that the asset’s value has declined during the period. If such an indication exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). Management uses judgment when assessing whether there are indicators of impairment, such as significant changes in future commodity prices, discount rates, operator reserve and resource estimates or other relevant information received from the operators that indicates production from the interests will not likely occur or may be significantly reduced in the future.
The principal considerations for our determination that performing procedures relating to the assessment of impairment indicators of stream, royalty and other interests and of the investments in associates is a critical audit matter are (i) the judgment by management when assessing whether there were indicators of impairment related to significant changes in future commodity prices, discount rates, operator reserve and resource estimates or other relevant information received from the operators that indicates production from the interests will not likely occur or may be significantly reduced in the future and (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s assessment of impairment indicators of stream, royalty and other interests and of the investments in associates.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s review of the assessment of impairment indicators of stream, royalty and other interests and of the investments in associates.
These procedures also included, among others, evaluating the reasonableness of management’s assessment of indicators of impairment for a sample of stream, royalty and other interests and of the investments in associates, related to significant changes in future commodity prices, discount rates, operator reserve and resource estimates or other relevant information received from the operators that indicates production from the interests will not likely occur or may be significantly reduced in the future, by considering (i) the current and past performance of the underlying mining operation associated with the interest; (ii) external market and industry data; (iii) the publicly disclosed information by operators of the underlying mining operation associated with the interests; and (iv) consistency with evidence obtained in other areas of the audit.
Valuation of the Hod Maden Gold Stream consideration received from Horizon Copper Corp. (Horizon Copper)
As described in Notes 3, 5 and 6 to the consolidated financial statements, in August 2022, the Company closed a previously announced transaction with Horizon Copper where, in consideration for the Company’s 30% interest in the Hod Maden project, its 25% equity interest in Entrée Resources Ltd., $10 million in cash and a payable of $8.3 million owed to Horizon Copper for its deferred share of the 2022 Hod Maden budget, the Company received a Gold Stream with a fair value of $200 million (the Gold Stream), a convertible promissory note with a fair value of $68.3 million and common shares representing a 34% equity interest in Horizon Copper. As a result of this transaction the Company recognized a gain of $24.9 million. In determining the gain on the transaction, management estimated the fair value of the Gold Stream. To estimate the fair value of the Gold Stream, management utilized a discounted cash flow model. Key assumptions included the discount rate, long-term gold price and the mine life, which is based on estimated future production and mineral reserves of the Hod Maden project. Management estimates mineral reserves based on information compiled by appropriately qualified persons (management’s specialists).
The principal considerations for our determination that performing procedures relating to the valuation of the Hod Maden Gold Stream consideration received from Horizon Copper is a critical audit matter are (i) the significant judgment by management, when estimating the fair value of the Gold Stream consideration received; (ii) the use of management’s specialists in the estimates of future production and mineral reserves; (iii) a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s discounted cash flow model and the key assumptions, including the discount rate, long-term gold price, and the mine life, which is based on estimated future production and mineral reserves of the Hod Maden project; and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the estimation of the fair value of the Gold Stream.
These procedures also included, among others, testing management’s process for estimating the fair value of the Gold Stream; evaluating the appropriateness of the discounted cash flow model; testing the completeness and accuracy of underlying data used in the model; and evaluating the reasonableness of the key assumptions used by management. Evaluating management’s key assumption with respect to the long-term gold price involved evaluating whether the assumption was reasonable considering (i) the consistency with external market and industry data and (ii) whether the assumption was consistent with evidence obtained in other areas of the audit, as applicable. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the mine life, which is based on estimated future production and mineral reserves of the Hod Maden project. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with management’s specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management’s specialists, tests of the data used by management’s specialists and an evaluation of management’s specialists’ findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discount rate.
/S/ PricewaterhouseCoopers LLP
Chartered Professional Accountants
Vancouver, Canada
February 21, 2023
We have served as the Company’s auditor since 2016.

Q4	2022
Consolidated Financial Statements
FOR THE YEAR ENDED DECEMBER 31, 2022

Consolidated Statements of Financial Position	Expressed in U.S. Dollars ($000s)

— ASSETS	Note	December 31, 2022	December 31, 2021

Current

Cash and cash equivalents		$7,029	$16,166

Trade and other receivables	8	21,394	12,144

Short-term investments	7	3,773	5,001

Other current assets		531	293

		$32,727	$33,604

Non-Current

Stream, royalty and other interests	5	$1,781,256	$473,651

Investments in associates	6	27,265	84,589

Investments	7	126,117	24,056

Other long-term assets		7,412	4,958

Total assets		$1,974,777	$620,858

— LIABILITIES

Current

Trade and other payables	9	$19,041	$7,347

Non-Current

Bank debt	1 1	$497,500	$-

Deferred income tax liabilities	12	14,784	18,294

Lease liabilities and other		2,047	2,579

		$533,372	$28,220

— EQUITY

Share capital	1 0	$1,318,622	$694,675

Reserves		24,647	18,903

Retained earnings		98,921	35,569

Accumulated other comprehensive loss		(27,490)	(156,509)

Equity attributable to Sandstorm Gold Ltd.’s shareholders		$1,414,700	$592,638

Non-controlling interests		26,705	-

Total liabilities and equity		$1,974,777	$620,858
Commitments and contingencies (note 16)
On Behalf of the Board:
“Nolan Watson”, Director    “David De Witt”, Director
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income (Loss)	Expressed in U.S. Dollars ($000s) Except for per share amounts

	Note	Year Ended December 31, 2022	Year Ended December 31, 2021

Sales	1 7	$97,815	$71,722

Royalty revenue	1 7	50,917	43,138

		$148,732	$114,860

Cost of sales, excluding depletion	1 7	$23,366	$16,845

Depletion	1 7	59,780	35,704

Total cost of sales		$83,146	$52,549

Gross profit		$65,586	$62,311

Expenses and other (income)

Administration expenses 1	1 3	$13,394	$10,198

Project evaluation 1		7,434	7,770

Gain on disposal of stream, royalty and other interests	5 (b)	(25,833)	-

Gain on disposal of investments in associates	6	(37,396)	-

Gain on revaluation of Vale Royalties financial instrument		-	(5,887)

(Gain) loss on revaluation of investments	7	(1,756)	1,659

Share of net loss of associates	6	3,654	943

Stream, royalty and other interests impairments		1,086	408

Finance expense		17,286	2,135

Finance income		(809)	(481)

Foreign exchange loss		790	645

Other		(33)	68

Income before taxes		$87,769	$44,853

Current income tax expense		$5,261	$3,029

Deferred income tax expense		4,058	14,202

	1 2	$9,319	$17,231

Net income for the year		$78,450	$27,622

Net income for the year attributable to:

Sandstorm Gold Ltd.’s shareholders		$78,361	$27,622

Non-controlling interests		89	-

Earnings per share attributable to Sandstorm Gold Ltd.’s shareholders:

Basic earnings per share		$0.34	$0.14

Diluted earnings per share		$0.33	$0.14

Weighted average number of common shares outstanding

Basic	1 0 (e)	231,348,386	193,974,313

Diluted	1 0 (e)	234,318,180	197,823,480

1. Equity settled share-based compensation (a non-cash item) is included in administration expenses and project evaluation		$6,101	$6,002
The accompanying notes are an integral part of these consolidated financial statements.

8
9

Consolidated Statements of Comprehensive Income (Loss)	Expressed in U.S. Dollars ($000s)

	Note	Year Ended December 31, 2022	Year Ended December 31, 2021

Net income for the year		$78,450	$27,622

Other Comprehensive Income (Loss) for the Year

Items that have been or may subsequently be reclassified to net income:

Currency translation differences		$(12,900)	$(34,541)

Currency translation differences reclassified to net income	6	149,473	-

Items that will not subsequently be reclassified to net income:

Loss on FVTOCI investments and other		(8,450)	(11,847)

Tax recovery on FVTOCI investments		896	1,320

Total other comprehensive income (loss) for the year		$129,019	$(45,068)

Total comprehensive income (loss) for the year		$207,469	$(17,446)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flow	Expressed in U.S. Dollars ($000s)

Cash flow from (used in):	Note	Year Ended December 31, 2022	Year Ended December 31, 2021
— OPERATING ACTIVITIES

Net income for the year		$78,450	$27,622
Items not affecting cash:

Depletion and depreciation		$60,239	$36,177

Gain on disposal of investment s in associate		(37,396)	-

Gain on disposal of stream, royalty and other interests		(25,833)	-

Interest expense and financing amortization		17,193	2,072

Share-based payments		6,101	6,002

Deferred income tax expense		4,058	14,202

(Gain) loss on revaluation of investments		(1,756)	1,659

Share of net loss of associates	6	3,654	943

Stream, royalty and other interests impairments	5	1,086	408

Unrealized foreign exchange loss		765	589

Gain on revaluation of Vale Royalties financial instrument		-	(5,887)

Other		3,245	(307)

Changes in non-cash working capital	1 4	(2,890)	(2,341)
		$106,916	$81,139

— INVESTING ACTIVITIES

Acquisition of stream, royalty, and other interests	5	$(620,790)	$(152,697)

Proceeds from disposal of stream, royalty and other interests		38,113	-

Proceeds from disposal of investments and other		7,255	22,362

Acquisition of investments and other assets		(33,432)	(13,018)

Investment in Hod Maden interest	6	(3,818)	(559)
		$(612,672)	$(143,912)

— FINANCING ACTIVITIES

Bank debt drawn		$653,122	$-

Bank debt repaid		(212,372)	-

Proceeds from issuance of common shares net of financing costs		86,031	-

Interest paid		(15,159)	(1,169)

Dividends paid		(13,637)	-

Redemption of common shares (normal course issuer bid) and other		(421)	(33,051)

		$497,564	$(34,220)

Effect of exchange rate changes on cash and cash equivalents		$(945)	$(617)

Net decrease in cash and cash equivalents		$(9,137)	$(97,610)

Cash and cash equivalents — beginning of the year		16,166	113,776

Cash and cash equivalents — end of the year		$7,029	$16,166
Supplemental cash flow information (note 1
4
)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity	Expressed in U.S. Dollars ($000s)

		SHARE CAPITAL		RESERVES

	Note	Number	Amount	Share Options, Warrants and Restricted Share Rights	Retained Earnings	Accumulated Other Comprehensive Loss	Total equity attributable to Sandstorm Gold Ltd.’s shareholders	Non-controlling interests	Total

At January 1, 2021		195,253,243	$719,730	$18,902	$10,951	$(111,441)	$638,142	$-	$638,142

Options exercised	1 0 (b)	855,761	4,386	(1,046)	-	-	3,340	-	3,340

Vesting of restricted share rights		995,865	4,955	(4,955)	-	-	-	-	-

Acquisition and cancellation of common shares (normal course issuer bid)		(5,451,415)	(34,173)	-	-	-	(34,173)	-	(34,173)

Share-based payments		-	-	6,002	-	-	6,002	-	6,002

Share issuance costs		-	(223)	-	-	-	(223)	-	(223)

Dividends declared		-	-	-	(3,004)	-	(3,004)	-	(3,004)

Total comprehensive income (loss)		-	-	-	27,622	(45,068)	(17,446)	-	(17,446)

At December 31, 2021		191,653,454	$694,675	$18,903	$35,569	$(156,509)	$592,638	$-	$592,638

Shares issued for Nomad Royalty acquisition		74,382,930	454,089	-	-	-	454,089	-	454,089

Warrants and options issued for Nomad Royalty acquisition		-	-	2,776	-	-	2,776	-	2,776

Acquisition of CMC non-controlling interest		-	-	-	-	-	-	27,568	27,568

Shares issued for BaseCore acquisition		13,495,276	75,304	-	-	-	75,304	-	75,304

Shares issued in equity financing		18,055,000	92,081	-	-	-	92,081	-	92,081

Options exercised	1 0 (b)	1,130,218	6,124	(1,430)	-	-	4,694	-	4,694

Warrants exercised	1 0 (c)	484	5	-	-	-	5	-	5

Vesting of restricted share rights		314,100	1,703	(1,703)	-	-	-	-	-

Acquisition and cancellation of common shares (normal course issuer bid)		(187,801)	(940)	-	-	-	(940)	-	(940)

Share-based payments		-	-	6,101	-	-	6,101	-	6,101

Share issuance costs		-	(4,419)	-	-	-	(4,419)	-	(4,419)

Dividends declared		-	-	-	(15,009)	-	(15,009)	(952)	(15,961)

Total comprehensive income (loss)		-	-	-	78,361	129,019	207,380	89	207,469

At December 31, 2022		298,843,661	$1,318,622	$24,647	$98,921	$(27,490)	$1,414,700	$26,705	$1,441,405
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
DECEMBER 31, 2022 | EXPRESSED IN U.S. DOLLARS
1 – Nature of Operations
Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Sandstorm Gold Ltd. and its subsidiary entities (collectively “Sandstorm”, “Sandstorm Gold” or the “Company”) is a resource-based company that seeks to acquire gold and other metals purchase agreements (“Gold Streams” or “Streams”) and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Stream or royalty, Sandstorm receives the right to purchase, at a fixed price per unit or at a fixed percentage of the spot price, a percentage of a mine’s production for the life of the mine (in the case of a Stream) or a portion of the revenue generated from the mine (in the case of a royalty).
The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.
These consolidated financial statements were authorized for issue by the Board of Directors of the Company on February 21, 2023.
2 – Summary of Significant Accounting Policies

A.	Statement of Compliance
These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

B.	Basis of Presentation
These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value.
The consolidated financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

C.	Principles of Consolidation
These consolidated financial statements include the accounts of the Company and its subsidiaries which are wholly owned: Sandstorm Gold (Canada) Ltd., Bridgeport Gold Inc., Inversiones Mineras Australes Holdings (BVI) Inc., Inversiones Mineras Australes S.A., Premier Royalty U.S.A. Inc., SA Targeted Investing Corp., Sandstorm Metals & Energy (US) Inc., 1359212 B.C. Ltd. and Nomad Royalty Company Ltd. Subsidiaries are fully consolidated from the date the Company obtains control and continue to be consolidated until the date that control ceases. These consolidated financial statements also include the accounts of the Company’s 67.5% interest in Compañia Minera Caserones (“CMC”). The non-controlling interest related to this entity has been recorded in equity. Sandstorm consolidates the results of CMC on a 100% basis, with the proportionate share of net income (loss) and comprehensive (loss) attributable to owners of the Company and non-controlling interest presented separately. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.
All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

D.	Investments in Associates
An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.
The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investments in associates are initially recognized at cost when acquired and subsequently increased or decreased to recognize the Company’s share of net income and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate’s reserves, and for impairment losses after the initial recognition date. The Company’s share of income and losses of the associate is recognized in net income during the period. Dividends received from the associate are accounted for as a reduction in the carrying amount of the Company’s investment.

E .	Goodwill
The Company allocates goodwill arising from business combinations to each cash-generating unit or group of cash-generating units that are expected to receive the benefits from the business combination. Irrespective of any indication of impairment, the recoverable amount of the cash-generating unit or group of cash-generating units to which goodwill has been allocated is tested annually for impairment and when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Any impairment of goodwill is not subsequently reversed.

F.	Stream, Royalty and Other Interests
Stream, royalty and other interests consist of acquired royalty and Stream metal purchase agreements. These interests are recorded at cost and capitalized as long term tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation costs that are not related to a specific agreement are expensed in the period incurred.

Stream, royalty and other interests related to producing mines are depleted using the units-of-production
method over the life of the property to which the agreement relates, which is estimated using available information of proven and probable Reserves and the portion of Resources expected to be classified as Mineral Reserves at the mine corresponding to the specific interest.
On acquisition of a Stream, royalty or other interest, an allocation of its cost may be attributed to the exploration potential of the interest and is recorded as a non-depletable
asset on the acquisition date. The value of the exploration potential is accounted for by reference to IFRS
6, Exploration and Evaluation of Mineral Resources and is not depleted until such time as the technical feasibility and commercial viability have been established at which point the value of the asset is accounted for by reference to IAS 16, Property, Plant and
Equipment.

G.	Impairment of Stream, Royalty and Other Interests
Evaluation of the carrying values of each Stream, royalty and other interest is undertaken when events or changes in circumstances indicate that the carrying values may not be recoverable and at each reporting period. If any indication of impairment exists, the recoverable amount is estimated to determine the extent of any impairment loss. The recoverable amount is the higher of the fair value less costs of disposal and value in use.
Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. Fair value less costs of disposal is usually estimated using a discounted cash flow approach. Estimated future cash flows are calculated using estimated production, sales prices, and a discount rate. Estimated production is determined using current Reserves and the portion of Resources expected to be classified as Mineral Reserves as well as exploration potential expected to be converted into Resources. Estimated sales prices are determined by reference to a long-term metal price forecasts by analysts and management’s expectations. The discount rate is estimated using a discount rate incorporating analyst views and management’s expectations to value precious metal royalty companies. Value in use is determined as the present value of future cash flows expected to be derived from continuing use of an asset in its present form for those assets where value in use exceeds fair value less costs of disposal. If it is determined that the recoverable amount is less than the carrying value, then an impairment is recognized within net income (loss) immediately.
An assessment is made at each reporting period if there is any indication that a previous impairment loss may no longer exist or has decreased. If any indications are present, the carrying amount of the Stream, royalty and other interest is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount net of depletion that would have been determined had no impairment loss been recognized for the Stream, royalty and other interest in previous periods.

H.	Revenue Recognition
Revenue is comprised of revenue earned in the period from contracts with customers under each of its royalty and Stream interests. The Company has determined that each unit of a commodity that is delivered to a customer under a royalty and Stream interest is a performance obligation for the delivery of a good that is separate from each other unit of the commodity to be delivered under the same
 arrangement. In accordance with IFRS 15, the Company recognizes revenue to depict the transfer of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.
For Stream interests, revenue recognition occurs when the relevant commodity received from the Stream operator is transferred by the Company to its third-party customers.
For royalty interests, revenue recognition occurs when the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are k nown.

I .	Foreign Currency Translation
The functional currency of the Company and its subsidiaries is the principal currency of the economic environment in which they operate. For the Company and its subsidiaries Sandstorm Gold (Canada) Ltd., Bridgeport Gold Inc., Inversiones Mineras Australes Holdings (BVI) Inc., Inversiones Mineras Australes S.A., Premier Royalty U.S.A. Inc., SA Targeted Investing Corp., Sandstorm Metals & Energy (US) Inc., 1359212 B.C. Ltd., the Nomad Royalty Company Ltd. and the Company’s Sandbox Royalty Corp. investment in associate, the functional currency is the U.S. dollar. For the Company’s Horizon Copper Corp. investment in associate, the functional currency is the Canadian dollar.
Transactions in foreign currencies are initially recorded in the entity’s functional currency as the rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the closing rate as at the reporting date.
Effective April 1, 2022, the Company reassessed the functional currency of the associate which holds the Hod Maden interest. The assessment was triggered by the forecasted expenditures of the associate, the currency driving those expenditures and the underlying transactions, events, and conditions of the entity. As a result of that assessment, it was determined the functional currency had changed from Turkish Lira to U.S. dollars. As a consequence, the depreciation or appreciation of the Turkish Lira, which was the functional currency of the entity that holds the Hod Maden Interest, relative to the U.S. dollar, which is the presentation currency of Sandstorm Gold Ltd. did not have a material impact on the recognition of currency translations adjustments in other comprehensive income during the period affected by this change. In accordance with the standard, the change in functional currency was applied prospectively.
Prior to April 1, 2022, the functional currency of the Company’s Hod Maden interest in associate was the Turkish Lira. To translate the Hod Maden interest to the presentation currency of the U.S. dollar, all assets and liabilities were translated using the exchange rate as of the reporting date and all income and expenses were translated using the average exchange rates during the period. All resulting exchange differences were recognized in other comprehensive income (loss).
In August 2022, the Company disposed of its Hod Maden interest. On disposal, the cumulative amount of the translation differences previously recognized in other comprehensive income were reclassified to net income as a reclassification adjustment.

J .	Financial Instruments
The Company’s financial instruments consist of cash and cash equivalents, trade receivables and other, short and long-term investments, loans receivable, trade and other payables and bank debt. All financial instruments are initially recorded at fair value and designated as follows:
Cash and cash equivalents, trade receivables and other, and loans receivable are classified as financial assets at amortized cost and trade and other payables and bank debt are classified as financial liabilities at amortized cost. Both financial assets at amortized cost and financial liabilities at amortized cost are measured at amortized cost using the effective interest method.
The Company’s financial assets which are subject to credit risk include cash and cash equivalents, trade receivables and other and loans receivable. At December 31, 2021 and December 31, 2022, the Company determined that the expected credit losses on its financial assets were nominal. Ther
e were no material impairment losses recognized on financial assets during the years ended December 31, 2022 and December 31, 2021.
Investments in common shares are held for long-term strategic purposes and not for trading. The Company has made an irrevocable election to designate all these investments as fair value through other comprehensive income (“FVTOCI”) in order to provide a more meaningful presentation based on management’s intention, rather than reflecting changes in fair value in net income. Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement
recognized as a component of other comprehensive income under the classification of gain (loss) on revaluation of investments. Cumulative gains and losses are not subsequently reclassified to profit or loss.
Investments in warrants and convertible debt instruments are classified as fair value through profit or loss (“FVTPL”). These warrants and convertible debt instruments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement
recognized as a component of net income (loss) under the classification of gain (loss) on revaluation of investments.
Transaction costs on initial recognition of financial instruments classified as FVTPL are expensed as incurred. Transaction costs incurred on initial recognition of financial instruments classified as loans and receivables, FVTOCI and other financial liabilities are recognized at their fair value amount and offset against the related loans and receivables or capitalized when appropriate.
Financial assets are derecognized when the contractual rights to the cash flows from the asset expire. Financial liabilities are derecognized only when the Company’s obligations are discharged, cancelled or they expire. On derecognition, the difference between the carrying amount (measured at the date of derecognition) and the consideration received (including any new asset obtained less any new liability obtained) is recognized in profit or loss.
In August 2020, the International Accounting Standards Board issued Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) (“IBOR Amendments”), which is applied to potential changes in contractual cash flows of a financial asset or financial liability as a result of replacing an interest rate benchmark with an alternative benchmark rate. The Company has adopted the IBOR Amendments retrospectively. The new standard did not have a material impact on the Company’s consolidated financial statements.

K .	Inventory
When refined gold or the applicable commodity, under the Stream agreement, is delivered to the Compan
y, it is recorded as inventory. The amount recognized for inventory includes both the cash payment and the related depletion associated with the related Stream interest.

L .	Cash and Cash Equivalents
Cash and cas
h equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

M.	Income Taxes
Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are substantively enacted at the reporting date.
Deferred income taxes are provided for using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for accounting. The change in the net deferred income tax asset or liability is included in income except for deferred income tax relating to equity items which is recognized directly in equity, and relating to investments in common shares designated as FVTOCI which is recognized in other comprehensive income. The income tax effects of differences in the periods when revenue and expenses are recognized in accordance with Company accounting practices, and the periods they are recognized for income tax purposes are reflected as deferred income tax assets or liabilities. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which the assets are realized or the liabilities settled. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available for utilization.
Temporary differences are not provided for the initial recognition of assets or liabilities that affect neither accounting nor taxable earnings.
Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity and are intended to be settled on a net basis.
The determination of current and deferred taxes requires interpretations of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings.

N.	Share Capital and Share Purchase Warrants
The proceeds from the issue of units are allocated between common shares and share purchase warrants (with an exercise price denominated in U.S. dollars) on a pro-rata
basis based on relative fair values at the date of issuance. The fair value of common shares is based on the market closing price on the date the units are issued and the fair value of share purchase warrants is determined using the quoted market price or if the warrants are not traded, using the Black-Scholes Model (“BSM”) as of the date of issuance. Equity instruments issued to agents as financing costs are measured at their fair value at the date the services were provided. Upon exercise, the original consideration is reallocated from share purchase warrants reserve to issued share capital along with the associated exercise price. Original consideration associated with expired share purchase warrants is reallocated to issued share capital.

O.	Earnings Per Share
Basic earnings per share is computed by dividing the net income available to Sandstorm common shareholders by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated assuming that outstanding share options and share purchase warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.

P.	Share Based Payments
The Company recognizes share based compensation expense for all share purchase options and restricted share rights (“RSRs”) awarded to employees, officers and directors based on the fair values of the share purchase options and RSRs at the date of grant. The fair values of share purchase options and RSRs at the date of grant are expensed over the vesting periods of the share purchase options and RSRs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the BSM with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSRs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses

its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the Consolidated Statements of Income (Loss).
The BSM requires management to estimate the expected volatility and expected term of the equity instrument, the risk-free rate of return over the term, expected dividends, and the number of equity instruments expected to ultimately vest. The Company uses its competitors market data with respect to expected volatility and expected dividend yield to the extent these factors are indicative of the Company’s future expectations. The expected term is estimated using historical exercise data, and the number of equity instruments expected to vest is estimated using historical forfeiture data.

Q.	Related Party Transactions
Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

R.	Segment Reporting
An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The Company’s operating segments are components of the Company’s business for which discrete financial information is available and which are reviewed regularly by the Company’s Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance.

S.	Leases
Upon lease commencement, the Company recognizes a right-of-use asset, which is initially measured at the amount of the lease liability plus any direct costs incurred, which is then amortized over the life of the lease on a straight-line basis. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease; if the implicit lease rate cannot be determined, the incremental borrowing rate is used. Payments against the lease are then offset against the lease liability. The lease liability and right-of-use asset are subsequently re-measured to reflect changes to the terms of the lease. Assets and liabilities are recognized for all leases unless the lease term is twelve months or less or the underlying asset has a low value.
T.	Non-controlling Interests
During the year ended December 31, 2022, the Company acquired a 67.5% interest in Compañia Minera Caserones (“CMC”), which holds the Caserones Royalty. The non-controlling interest related to this entity has been recorded in equity. Sandstorm consolidates the results of CMC on a 100% basis, with the proportionate share of net income (loss) and comprehensive income (loss) attributable to owners of the Company and non-controlling interest presented separately.
Non-controlling
interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity therein.
Non-controlling
interests consist of the amount of those interests at the date of the original acquisition and the non-controlling
interest’s share of changes in equity since the date of the acquisition.
3 – Key Sources of Estimation Uncertainty and Critical Accounting Judgments
The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.
Information about significant sources of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

A.	Attributable Reserve and Resource Estimates
Stream, royalty and other interests are a significant class of assets of the Company, with a carrying value of $1,781.3 million at December 31, 2022 (2021 — $473.7 million). This amount represents the capitalized expenditures related to the acquisition of the Stream, royalty and other interests net of accumulated depletion and any impairments. The Company estimates the Reserves and Resources relating to each interest. Management estimates Mineral Reserves and Resources based on information compiled by appropriately qualified persons. Reserves and Resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has Stream and royalty interests, adjusted where applicable to reflect the Company’s percentage entitlement to minerals
produced from such mines. The public disclosures of Reserves and Resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of Reserves and Resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of Reserves or Resources may impact the carrying value of the Company’s Stream, royalty and other interests and depletion charges.
The Company’s Stream and royalty interests are depleted on a units-of-production

basis, with estimated recoverable Reserves and Resources being used to determine the depletion rate for each of the Company’s Stream and royalty interests. These calculations require determination of the amount of recoverable Resources to be converted into Reserves. Changes to depletion rates are accounted for prospectively.

B.	Investments
In the normal course of operations, the Company invests in equity interests of other entities. In such circumstances, management considers whether the facts and circumstances pertaining to each such investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company controls, jointly controls or significantly influences the investee entities requires the application of significant management judgment to consider individually and collectively such factors as:

•	The purpose and design of the investee entity.

•	The ability to exercise power, through substantive rights, over the activities of the investee entity that significantly affect its returns.

•	The size of the Company’s equity ownership and voting rights, including potential voting rights.

•	The size and dispersion of other voting interests, including the existence of voting blocks.

•
Other investments in or relationships with the investee entity including, but not limited to, current or possible board representation, royalty and/or Stream investments, loans and other types of financial support, material transactions with the investee entity, interchange of managerial personnel or consulting positions.

•	Other relevant and pertinent factors.
If it is determined that the Company neither has control, joint control or significant influence over an investee entity, the Company accounts for the corresponding investment in equity interest at fair value through other comprehensive income as further described in note 2.

C.	Income Taxes
The interpretation of existing tax laws or regulations in Canada, the United States of America, Australia, Argentina, Ecuador, Turkey, Guernsey, Mexico, Brazil, Chile or any of the countries in which the mining operations are located or to which shipments of gold and other metals are made requires the use of judgment. Differing interpretation of these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. To the extent there are uncertain tax provisions, the Company measures the impact of the uncertainty using the method that best predicts the resolution of the uncertainty. The judgements and estimates made to recognize and measure the effect of uncertain tax treatments are reassessed whenever circumstances change or when there is new information that affects those judgements. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis. Refer to note 12 for more information.

D.	Impairment of Assets
There is judgment required to determine whether any indication of impairment exists at the end of each reporting period for each Stream, royalty and other interest and investment in associate, including assessing whether there are observable indications that the asset’s value has declined during the period. Management uses judgment when assessing whether there are indicators of impairment, such as significant changes in future commodity prices, discount rates, operator Reserve and Resource estimates or other relevant information received from the operators that indicates production from Stream and royalty interests will not likely occur or may be significantly reduced in the future. If such an indication exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). The recoverable amount is the higher of the fair value less costs of disposal and value in use. The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, and operating performance.
The recoverable amount is determined using a discounted cash flow model. The discount rate is based on the Company’s weighted average cost of capital, adjusted for various risks. The expected future cash flows are management’s best estimates of expected future revenues and costs. Under each method, expected future revenues reflect the estimated future production for each mine at which the Company has a Stream or royalty based on detailed life of mine plans received from each of the mine operators. Included in these forecasts is the production of Mineral Resources that do not currently qualify for inclusion in proven and probable ore Reserves where there is a high degree of confidence in its economic extraction. This is consistent with the methodology that is used to measure value beyond proven and probable Reserves when determining the fair value attributable to acquired Stream and royalty interests. Expected future revenues also reflect management’s estimated long term metal prices, which are determined based on current prices, forward pricing curves and forecasts of expected long-term metal prices prepared by analysts. These estimates often differ from current price levels but are consistent with how a market participant would assess future long-term metal prices. Estimated future cash costs are established based on the terms of each Stream, royalty and other interest, as disclosed in note 16 to the financial statements.

E.	Accounting for Acquisition of Assets and Stream, Royalty and Other Interests
The Company’s business is the acquisition of Streams, royalties and other interests. Each Stream, royalty and other interest has its own unique terms and judgement is required to assess the appropriate accounting treatment. The determination of whether an acquisition should be accounted for as a Stream, royalty and other interest or a financial instrument requires the consideration of factors such as (i) the terms of the agreement; (ii) the applicability of the own use exemption under IFRS 9; (iii) whether there is a contractual commitment to repay amounts under the Stream; and (iv) the expected timing and amount of future deliveries of gold, silver and other commodities under the Stream with reference to the existing mine plan.

The

assessment of whether an acquisition meets the definition of a business, or a group of assets acquired is another area of key judgement. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. If deemed to be an asset acquisition, consideration paid on acquisition date is allocated on a pro-rata basis to the assets acquired based on their relative fair value. For both business combinations and acquisitions of a group of assets, the determination of the acquisition date fair values often requires management to make assumptions and estimates about future events. To estimate the fair value of Stream, royalty and other interests, management utilizes a discounted cash flow model. The assumptions and estimates with respect to determining the fair value of Stream, royalty and other interests generally require a high degree of judgement and include estimates of conversion of Mineral Reserves and Resources acquired, estimated future production, future commodity prices and discount rates. Estimates of Mineral Reserves and Resources along with the estimated future production serve to determine the mine life. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities. Similar judgments are applied to Stream, royalty and other interests received as consideration.

F.	Functional Currency
The functional currency for each of the Company’s subsidiaries and associates is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.
4 – Financial Instruments

A.	Capital Risk Management
The Company manages its capital such that it endeavors to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. At December 31, 2022, the capital structure of the Company consists of $1,414.7 million (2021 — $592.6 million) of equity attributable to common shareholders, comprising issued share capital (note 10), accumulated reserves, retained earnings and accumulated other comprehensive loss. The Company was not subject to any externally imposed capital requirements. The
C
ompany complies with certain covenants under the ESG Revolving Facility agreement governing bank debt. The Company was in compliance with the debt covenants described in note 11 as at December 31,
2022.

B.	Fair Value Estimation
The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described below:
Level
 1

|

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as
Level 1.

Level
 2

|

Quoted
prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Investments in warrants and convertible debt instruments held that are not listed on an exchange are classified as Level 2. The fair value of warrants, convertible debt instruments and related instruments are determined using a BSM based on relevant assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions. The use of reasonably possible alternative assumptions would not significantly impact the Company’s results.
Level
 3

|

Inputs that are unobservable (supported by little or no market activity). When a fair value measurement of a Stream, royalty and other interest is required, it is determined using unobservable discounted future cash flows. As a result, the fair values are classified within Level 3 of the fair value hierarchy.
The following table sets forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2022 and December 31, 2021.
As at December 31, 2022:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Short-term Investments

Convertible debt	$1,272	$-	$1,272	$-
Long-term Investments

Common shares held	$19,025	$19,025	$-	$-

Warrants and other	2,088	-	2,088	-

Convertible debt	105,004	-	105,004	-

	$127,389	$19,025	$108,364	$-

As at December 31, 2021:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Long-term Investments

Common shares held	$21,486	$21,486	$-	$-

Warrants and other	1,666	—	1,666	-

Convertible debt	904	—	904	-

	$24,056	$21,486	$2,570	$-

The

fair value of the Company’s other financial instruments, which include cash and cash equivalents, trade and other receivables, loans receivable which are included in investments, and trade and other payables, approximate their carrying values at December 31, 2022 and December 31, 2021 due to their short-term nature. The fair value of the Company’s bank debt, which is measured using Level 2 inputs, approximates its carrying value due to the nature of its market-based rate of interest. There were no
transfers between the levels of the fair value hierarchy during the year ended December 31, 2022 and the year ended December 31,
2021.

C.	Credit Risk
The Company’s credit risk is limited to cash and cash equivalents, loans receivable which are included in short and long-term investments, trade and other receivables, and the Company’s investments in convertible debentures. The Company’s trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.
The Company’s investments in debentures are subject to counterparties’ credit risk. In particular, the Company’s convertible debentures due from Horizon Copper Corp. (“Horizon Copper”), Bear Creek Mining Corporation (“Bear Creek”) and Sandbox Royalties Corp. (“Sandbox”) are subject to their respective credit risk, the Company’s ability to realize on its security and the net proceeds available under that security.

D.	Liquidity Risk
The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. In managing liquidity risk, the Company takes into account the amount available under the Company’s revolving credit facility, anticipated cash flows from operating activities and its holding of cash and cash equivalents. As at December 31, 2022, the Company had cash and cash equivalents of $7.0 million (December 31, 2021 — $16.2 million). Sandstorm holds common shares, convertible debentures, warrants, investments and loans receivable of other companies with a combined fair market value as at December 31, 2022 of $129.9 million (December 31, 2021 — $29.1 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares.
 The Company’s trade and other payables (described further in note 9) are due within one year. The Company’s contractual obligations related to bank debt and interest are disclosed in note 16.

E.	Market Risk
Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in interest rates, exchange rates or other prices such as equity prices and commodity prices.

INTEREST RATE RISK
The Company is exposed to interest rate risk on its bank debt and its investments in debentures. As further disclosed in note 1
1
, the Company’s bank debt is subject to a floating interest rate. The Company monitors its exposure to interest rates. During the year ended December 31, 2022, a 1% increase (decrease) in nominal interest rates would have increased (decreased) interest expense by approximately $2.4 million and would not have a material impact on the fair value of the Company’s investments in debentures. During the year ended December 31, 2021, a 1% increase (decrease) in nominal interest rates would not have had a material impact on interest expense or on the fair value of the Company’s investments in convertible debentures.
CURRENCY RISK
Financial instruments that impact the Company’s net income or other comprehensive income due to currency fluctuations include cash and cash equivalents, loans receivable which are included in investments, trade and other receivables and trade and other payables denominated in Canadian dollars. Based on the Company’s Canadian dollar denominated monetary assets and monetary liabilities at December 31, 2022, a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would not have a material impact on net income or other comprehensive income.
OTHER PRICE RISK
The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of investments are impacted by various underlying factors including commodity prices, the volatility in global markets as a result of expectations of inflation and global events including the conflict between Russia and Ukraine. Based on the Company’s investments held as at December 31, 2022, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $1.9 million and would not have a material impact on net income.

5 – Stream, Royalty and Other Interests

A.	Carrying Amount
As of and for the year ended December 31, 2022:

	COST			ACCUMULATED DEPLETION

In $000s	Opening	Net Additions (Disposals)	Ending	Opening	Depletion	Impairment	Ending	Carrying Amount

Antamina, Peru	$-	$342,227	$342,227	$-	$5,676	$-	$5,676	$336,551

Aurizona, Brazil	11,091	-	11,091	2,867	379	-	3,246	7,845

Blyvoor, South Africa	-	106,332	106,332	-	787	-	787	105,545

Bonikro, Cote D’Ivoire	-	37,773	37,773	-	3,106	-	3,106	34,667

Caserones, Chile	-	82,678	82,678	-	1,656	-	1,656	81,022

Chapada, Brazil	69,554	7	69,561	19,845	3,060	-	22,905	46,656

Diavik, Canada	53,134	-	53,134	46,592	2,491	-	49,083	4,051

Fruta del Norte, Ecuador	33,268	-	33,268	3,594	2,416	-	6,010	27,258

Greenstone, Canada	-	107,234	107,234	-	-	-	-	107,234

Horne 5, Canada	-	78,934	78,934	-	-	-	-	78,934

Hod Maden, Turkey	5,818	201,151	206,969	-	-	-	-	206,969

Houndé, Burkina Faso	45,120	-	45,120	13,941	2,159	-	16,100	29,020

Hugo North Extension and Heruga, Mongolia	35,352	-	35,352	-	-	-	-	35,352

Mercedes, Mexico	-	70,809	70,809	-	8,144	-	8,144	62,665

Platreef, South Africa	-	186,640	186,640	-	-	-	-	186,640

Relief Canyon, USA	26,441	7	26,448	7,531	5,121	-	12,652	13,796

Vale Royalties, Brazil	117,787	-	117,787	1,444	2,537	-	3,981	113,806

Vatukoula, Fiji	27,590	(10,356)	17,234	-	2,348	-	2,348	14,886

Yamana silver stream, Argentina	74,252	9	74,261	36,298	11,994	-	48,292	25,969

Other 1	374,276	165,026	539,302	267,920	7,906	1,086	276,912	262,390

Total 2	$ 873,683	$1,368,471	$2,242,154	$400,032	$59,780	$1,086	$460,898	$1,781,256

1
Includes Santa Elena, Black Fox, Karma, Highland Valley, El Pilar, Cortez Complex (Robertson Deposit), Troilus, CEZinc, Gualcamayo, Thunder Creek, Mine Waste Solutions, Lobo-Marte, Agi Dagi & Kirazli, HM Claim, and others.

2	Stream, royalty and other i nterests includes non-depletable assets of $37.8 million and depletable assets of $1,743.5 million.

As of and for the year ended December 31, 2021:

	COST			ACCUMULATED DEPLETION

In $000s	Opening	Net Additions (Disposals)	Ending	Opening	Depletion 1	Impairment	Ending	Carrying Amount

Aurizona, Brazil	$11,091	$-	$11,091	$2,052	$815	$-	$2,867	$8,224

Chapada, Brazil	69,554	-	69,554	16,882	2,963	-	19,845	49,709

Diavik, Canada	53,134	-	53,134	43,220	3,372	-	46,592	6,542

Fruta del Norte, Ecuador	33,267	1	33,268	1,290	2,304	-	3,594	29,674

Hod Maden, Turkey	5,818	-	5,818	-	-	-	-	5,818

Houndé, Burkina Faso	45,120	-	45,120	12,331	1,610	-	13,941	31,179

Hugo North Extension and Heruga, Mongolia	35,352	-	35,352	-	-	-	-	35,352

Relief Canyon, United States	26,441	-	26,441	2,907	4,624	-	7,531	18,910

Vale Royalties, Brazil	-	117,787	117,787	-	1,444	-	1,444	116,343

Vatukoula, Fiji	-	27,590	27,590	-	-	-	-	27,590

Yamana silver stream, Argentina	74,252	-	74,252	25,883	10,415	-	36,298	37,954

Other 2	366,949	7,327	374,276	259,801	7,711	408	267,920	106,356

Total 3	$720,978	$152,705	$873,683	$364,366	$35,258	$408	$400,032	$473,651

1
Depletion during the year ended December 31, 2021 in the Consolidated Statements of Income (loss) of $35.7 million is comprised of depletion expense for the year of $35.3 million, and $0.4 million from depletion in ending inventory as at December 31, 2020.

2
Includes Santa Elena, Black Fox, Karm
a
, Gualcamayo, Thunder Creek, Mine Waste Solutions, Lobo-Marte, Agi Dagi & Kirazli, HM Claim, and others. Stream,
r
oyalty and
o
ther interests that have not met the criteria for separate disclosure in the current period have been included in Other for the current and prior period.

3	Stream, royalty and other i nterests includes non-depletable assets of $53.9 million and depletable assets of $419.8 million.

B.	Significant Transactions
NOMAD
In August 2022, the Company closed its previously anno
u
nced purchase of Nomad Royalty Company (“Nomad”) for consideration of approximately 74.4 million common shares to former Nomad shareholders. In addition, all outstanding stock option and warrant holders of Nomad received 1.21 Sandstorm stock option or warrant for each Nomad stock option or warrant previously held. The transaction has been accounted for as an asset acquisition, with capitalized costs of $534.2 million being determined by reference to the fair value of the net assets acquired. The other net assets acquired in the transaction included cash and cash equivalents, accounts receivable and other assets of approximately $24.3 million, accounts payable and accrued liabilities of $9.2 million and a revolving credit facility balance of $56.8 million.
Stream, royalty and other interests acquired include:

•
Blyvoor:
Until 300,000 ounces have been delivered (“Initial Blyvoor Deliver
y
 Threshold”), Blyvoor Gold Ltd. will deliver 10% of gold production until 16,000 ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first 100,000 ounces in a calendar year until a cumulative 10.32 million ounces of gold have been produced. Sandstorm will make ongoing payments of $572 per ounce of gold delivered. On acquisition, the fair value ascribed to the interest was $106.2 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 5% discount rate, a long-term gold price of $1,700 per ounce and an estimated mine life of 29 years.

•
Bonikro:
Sandstorm will receive
6
% of gold produced at the mine until
39,000
ounces of gold are delivered, then
3.5
% of gold produced until
61,750
ounces of gold have been delivered, then
2
% thereafter. Under the Stream agreement Sandstorm will make ongoing cash payments of $
400
per ounce of gold delivered. On acquisition, the fair value ascribed to the interest was
 $
37.8

million
,
which was determined using a discounted cash flow model.
Key assumptions used in the analysis were a
4
% discount rate, a long-term gold price of

$
1,700

per ounce and an estimated mine life of
eight years
.

•
Caserones:
Sandstorm will receive an effective 0.63% Net Smelter Returns (“NSR”) royalty on the Caserones mine when the copper price is above $1.25 per pound; the royalty varies at copper prices below $1.25 per pound. On acquisition, the fair value ascribed to the interest was $81.5 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 4% discount rate, a long-term copper price of $3.75 per pound and an estimated mine life of 18 years. Sandstorm acquired a 67.5% interest in Compañia Minera Caserones (“CMC”), which holds the Caserones Royalty. The non-controlling
interest related to this entity was $27.6 million on acquisition, which was recorded in equity. Sandstorm consolidates the results of CMC on a 100% basis, with the proportionate share of net income (loss) and comprehensive income (loss) attributable to owners of the Company and non-controlling
interest presented separately.

•
Cortez Complex (Robertson Deposit):
Sandstorm will receive a
1.0%
 - 2.25%

sliding scale NSR on the Cortez Complex (Robertson Deposit) mine. The Robertson Deposit is a development stage deposit that is part of the Cortez Mine Complex in the United States.

At a gold price of less than $1,200 per ounce, the Company will receive a 1.0% NSR which will increase by 0.25% for every $200 increase in the price of gold to a maximum of 2.25% NSR at a gold price of $2,000 or greater. On acquisition, the fair value ascribed to the interest was $37.6 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 5% discount rate, a long-term gold price of $1,700 per ounce and an estimated mine life of 14 years.

•
Greenstone:
The effective Gold Stream is 2.375% until 120,333 ounces of gold have been delivered, then 1.583% thereafter for an ongoing
per ounce cash payment of 20% of the spot price of gold. The Greenstone project is centered on a group of past-producing gold mines in the Geraldton-Beardmore district in Canada. Additional ongoing payments of $30 per gold ounce will fund mine-level environmental and social programs. On acquisition, the fair value ascribed to the interest was $25.4 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 5% discount rate, a long-term gold price of $1,700 per ounce and an estimated mine life of 20 years.
 I
n October 2022, the Company remitted $81.7 million owed under the Gold Stream agreement. This payment constituted the remaining up-front cash deposit required to be paid under the Gold Stream
.

•
Mercedes:
The Company has the right to purchase 100% of silver produced for payment of 20% of the spot price of silver until 3.75 million ounces are delivered, and 30% of the silver produced thereafter. Sandstorm is also entitled to fixed deliveries of 1,000 ounces of gold per quarter, until 9,585 ounces of gold are delivered. On acquisition, the fair value ascribed to both interests was $33.2 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 5% discount rate, a long-term gold price of $1,700 per ounce, a long-term silver price of $22 per ounce and an estimated mine life of six years.

•
Platreef:
The Company has the right to purchase 37.5% of gold produced from Platreef until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered, and 1.875% thereafter. Platreef is a development-stage project located in South Africa. The Gold Stream will be based on all recovered gold from Platreef, subject to a fixed payability factor

of 80%. Sandstorm will make ongoing payments of $100 per ounce of gold until 256,980 ounces have been delivered, and then 80% of the spot price of gold for each ounce delivered thereafter. On acquisition, the fair value ascribed to the interest was $130.3 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 5% discount rate, a long-term gold price of $1,700 per ounce and an estimated mine life of 18 years. In September 2022, the Company remitted $56.3 million owed under the purchase agreement. This payment constituted the remaining up-front
cash deposit required to be paid under the Gold Stream.

•
Gualcamayo:
The Company acquired an NSR royalty on the Gualcamayo mine, located in Argentina. The oxides component of the Gualcamayo mine is in production. The deep carbonates project (“DCP”) component of the mine is at the pre-feasibility
study stage of development. The details of the Gualcamayo royalty, including the DCP Commercial Production Payment, are as follows:

•
2% NSR royalty based on the production from the oxides, excluding the first 396,000 ounces of gold contained in product produced from the non-DCP
component of the mine; the maximum aggregate amount payable under the Gualcamayo royalty is capped at $50 million;

•
1.5% NSR royalty on production from the DCP in perpetuity; and DCP commercial production payment of $30 million upon commencement of the DCP commercial production whereby the Company is entitled to be paid by Mineros Chile S.A. the DCP commercial production payment within five business days of commencement of the DCP commercial production (the “DCP Commercial Production Payment”). As at December 31, 202
2
, the DCP component of the Gualcamayo mine has not been declared in commercial production.

On acquisition, the fair value ascribed to the oxides NSR and DCP NSR were $2.2 million and $16.6 million, respectively, and both were determined using a discounted cash flow model. Key assumptions used in the analysis of the oxides NSR were a 4% discount rate, a long-term gold price of $1,700 per ounce and an estimated mine life of three years. Key assumptions used in the analysis of the DCP NSR were a 10% discount rate, a long-term gold price of $1,700 per ounce and an estimated mine life of
10
years.

•
Troilus:
The Troilus gold royalty consists of a 1% NSR royalty on all metals and minerals produced from 81 mining claims and one surveyed mining lease comprising the Troilus Gold Project. The Troilus Gold Project is an advanced gold exploration project located within the
Frotêt-Evans
Greenstone Belt in Québec, Canada and owned by Troilus Gold Corp. On acquisition, the fair value ascribed to the interest was $23.8 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 7% discount rate, a long-term gold price of $1,700 per ounce and an estimated mine life of 22 years.

BASECORE
In July 2022, the Company closed its previously announced purchase of a portfolio of Stream, royalty and other interests from BaseCore Metals LP (“BaseCore”). Sandstorm made a payment of $425 million in cash and issued approximately 13.5 million common shares of the Company to BaseCore. The transaction has been accounted for as an asset acquisition, with capitalized costs of $508.5 million being determined by reference to the fair value of the net assets acquired.
Stream, royalty and other interests acquired include:

•
Antamina:
Sandstorm holds a 1.66% net profits interest (“NPI”) on all metals produced at the Antamina copper/zinc mine. On acquisition, the fair value ascribed to the interest was $352.1 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 4% discount rate, a long-term copper price of $3.75 per pound, a long-term zinc price of $1.20 per pound, a long-term silver price of $22 per ounce and an estimated mine life of 30 years.

•
El Pilar:
Sandstorm holds a sliding scale gross returns royalty (“GRR”) after 85 million pounds of copper have been produced at the mine, located in Mexico. A 1.0% GRR rate is expected, increasing to a 2.0% GRR if Southern Copper defines Measured & Indicated Resources (inclusive of Reserves) greater than 3 billion copper equivalent pounds (“CuEq”). The royalty further increases to a 3.0% GRR if Measured & Indicated Resources (inclusive of Reserves) exceed 5 billion CuEq. On acquisition, the fair value ascribed to the interest was $14.0 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 5% discount rate, a long-term copper price of $3.75 per pound and an estimated mine life of 17 years.

•
CEZinc:
Sandstorm will receive 1.0% of zinc processed at the CEZinc smelter, located in Canada, until the later of June 30, 2030 or delivery of 68 million pounds of zinc. Sandstorm will make ongoing payments of 20% of the spot price of zinc for each delivery. On acquisition, the fair value ascribed to the interest was $43.9 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 4% discount rate, a long-term zinc price of $1.20 per pound and estimated deliveries until 2031.

•
Highland Valley:
Sandstorm holds a 0.5% NPI on the Highland Valley mine, located in Canada. On acquisition, the fair value ascribed to the interest was $19.6 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 4% discount rate, a long-term copper price of $3.75 per pound and an estimated mine life of 19 years.

•
Horne 5:
Sandstorm holds a 2.0% NSR royalty on the Horne 5 project
, located in Quebec, Canada
. On acquisition, the fair value ascribed to the interest was $78.9 million, which was determined using a discounted cash flow model. Key assumptions used in the analysis were a 5% discount rate, a long-term gold price of $1,700 per ounce and an estimated mine life of 19 years.

HOD MADEN
In August 2022, the Company closed a previously announced transaction with Horizon Copper Corp. (“Horizon Copper”), including the sale of the Company’s 30% interest in the Hod Maden project to Horizon Copper, as further discussed in note 6, and the receipt of a $200 million Gold Stream on production from Hod Maden.
As part of the sale, Sandstorm transferred to Horizon its 30% interest in Hod Maden as well as $10 million in cash and a 25% equity stake in Entrée Resources Ltd. (“Entrée”). Consideration provided to Sandstorm by Horizon includes the Hod Maden Gold Stream with an acquisition date fair value of $200 million
, common shares of Horizon Copper, representing a 34% equity interest, and a secured convertible promissory note with a principal amount of $95 million, as further discussed in notes 6 and 7.
Sandstorm will receive 20% of all gold produced from Hod Maden (on a 100% basis) and will make ongoing payments of 50% of the gold spot price until 405,000 ounces of gold are delivered (the “Delivery Threshold”). Once the Delivery Threshold has been reached, Sandstorm will receive 12% of the gold produced for the life of the mine for ongoing payments of 60%
of the gold spot price. To estimate the fair value of the Hod Maden Gold Stream, management utilized a discounted cash flow model.
Key assumptions used in the analysis we
re a 5.5% discount rate, a long-term gold price of $1,700 per ounce and an estimated mine life of 15 years.
SANDBOX ROYALTIES
In June 2022, the Company closed its previously announced sale of a portfolio of royalties to Sandbox for $65 million composed of 34 million common shares of Sandbox at a price of CAD0.70 per share, a $15 million cash payment and a
10-year
secured convertible promissory note with a principal amount of $31.4 million. A gain of $22.7 million was recognized by Sandstorm on disposal of the royalties.
Royalties acquired by Sandbox include:

•	Hackett River: 2.0% NSR royalty on the Hackett River silver-zinc-copper development project in Nunavut, Canada owned by Glencore plc;

•	Prairie Creek: 1.2% NSR royalty on the Prairie Creek zinc-silver-lead development project in the Northwest Territories, Canada owned by NorZinc Ltd.;

•	Vittangi: 1.0% NSR royalty on the Vittangi graphite development project in Sweden owned by Talga Group Ltd.;

•	Mason: 0.4% NSR royalty on the Mason copper-gold development project in Nevada, USA owned by Hudbay Minerals Inc.;

•	Converse: 1.0% NSR royalty on the Converse gold development project in Nevada, USA owned by Waterton Global Resource Management LP.; and

•
1.0% NSR royalties on a portion of the Ajax copper-gold project in British Columbia, the Buffelsfontein gold project in South Africa and the Cuiu Cuiu gold project in Brazil, and a 2.0% NSR royalty on the Wiluna uranium project in Australia.

MERCEDES GOLD STREAM
In April 2022, the Company closed its previously announced $60 million financing package of Bear Creek to facilitate its acquisition of the producing Mercedes gold-silver mine (“Mercedes Mine”) in Mexico from Equinox Gold Corp. The financing package included a $37.5 million Gold Stream on the Mercedes Mine and a $22.5 million convertible debenture.
Under the terms of the Gold Stream, beginning in April 2022, Sandstorm agreed to purchase 25,200 ounces of gold over a 3.5 year period (the “Fixed Delivery Term”) and thereafter 4.4% of the gold produced from Mercedes Mine. During the Fixed Delivery Term, Sandstorm will make ongoing per ounce cash payment equal to 7.5% of the spot price of gold. After the receipt of the fixed deliveries, the ongoing per ounce cash payment will increase to 25% of the spot price of gold.
MING GOLD STREAM
On April 4, 2022, Rambler Metals & Mining PLC exercised its option to repurchase the Ming Gold Stream in exchange for a payment of $6.7 million in cash and 1,150 ounces of gold (the delivery of which is over the course of 18 months). A gain of $0.2 million was recognized by Sandstorm at the time of disposal.
VATUKOULA GOLD STREAM
In November 2022 and in consideration for

cash of
 $15.9 million, Sandstorm agreed to decrease the deliveries owed under the Vatukoula gold mine gold purchase agreement by approximately 45%. Accordingly, under the amended Gold Stream, the Company has agreed to purchase 11,022 ounces of gold over a
4.5-year
period beginning in January 2023 and thereafter 1.2%–1.4% of the gold produced from Vatukoula Gold Mines PTE Limited’s underground gold mine located in Fiji for ongoing per ounce cash payment equal to 20% of the spot price of gold.

A gain of $2.4 million was recognized by Sandstorm at the time of amendment.

6 – Investments in Associates
The following table summarizes the changes in the carrying amount of the Company’s investments in associates:

In $000s	Hod Maden Interest	Entrée Resources Ltd.	Sandbox Royalties Corp.	Horizon Copper Corp.	Total Investments in Associates

At December 31, 2020	$96,666	$16,240	$-	$-	$112,906

Capital investment	672	6,220	-	-	6,892

Company’s share of net loss of associate	(253)	(690)	-	-	(943)

Currency translation adjustments	(33,772)	(494)	-	-	(34,266)

At December 31, 2021	$63,313	$21,276	$-	$-	$84,589

Acquisition (disposal) of investment in associate	(52,645)	(20,633)	18,647	10,687	(43,944)

Capital investment	3,818	-	-	-	3,818

Company’s share of net loss of associate	(745)	(478)	(307)	(2,124)	(3,654)

Currency translation adjustments	(13,741)	(165)	(62)	424	(13,544)

At December 31, 2022	$-	$-	$18,278	$8,987	$27,265
HOD MADEN INTEREST, HORIZON COPPER CORP. AND ENTRÉE RESOURCES LTD.
In consideration for Sandstorm’s 30% interest in Hod Maden, its equity interest in Entrée R
e
sources Ltd. and the contribution of $10 million in cash, Sandstorm received a Gold Stream on Hod Maden, a convertible promissory note with a principal amount of $95 million (further discussed in note 7) and an approximate 34% equity interest in Horizon Copp
e
r. As a result of this transaction and net of the $8.3 million owed to Horizon Copper for its deferred share of the
2022 Hod Maden budget, the Company r
e
cognized a gain of $24.9 million on the disposal of its Hod Maden investment in associate.

In determining the gain on the transaction, management estimated the fair value of the Hod Maden Gold Stream (note 5) and the convertible promissory note consideration received (note 7).
The cumulative translation adjustment of $149.5 million previously recorded in other comprehensive income was reclassified to profit and loss at the time of disposal of this foreign operation and has been included in the calculation of the total gain on disposal.
As part of the above-mentioned transaction, on May 26, 2022, the Company sold its equity interest in Entrée Resources Ltd. (“Entrée”) to Horizon Copper in consideration for a $33.8 million promissory note. As a result, the Company recognized a gain of $12.5 million on the disposal of its investment in associate. This promissory note was extinguished in August 2022 as a part of the finalization of the sale of Hod Maden to Horizon Copper.
As a result of this transaction, Sandstorm’s position in Horizon Copper on a fully diluted basis is greater than
20
%.
As a result of this ownership position, the Company concluded that it has significant influence over Horizon Copper and as such, it is accounted for under the equity method. As at December 31, 2022, this position represents approximately

34
% of the common shares of Horizon Copper on
a

non-diluted
basis. The initial cost of the associate includes the cost of the common shares held, which is equal to the fair value of the common shares on acquisition. The Company records its share of Horizon Copper’s profit or loss including adjustments, where appropriate, to give effect to uniform accounting policies.
SANDBOX ROYALTIES CORP.
On June 28, 2022, the Company closed its previously announced sale of a portfolio of royalties to Sandbox as further discussed in note 5(b). As a result of this transaction, Sandstorm’s position on a fully diluted basis is greater than 20%. As a result of this ownership position, the Company concluded that it has significant influence over Sandbox and as such, it is accounted for under the equity method. As at December 31, 2022, this position represents approximately 20.1% of the common shares of Sandbox on a non-diluted
basis. The initial cost of the associate includes the
cost of the common shares held, which is equal to the
fair value of the common shares
o
n acquisition
. The Company records its share of Sandbox’s profit or loss including adjustments, where appropriate, to give effect to uniform accounting policies.

A.	Sandbox Royalties Corp.
Summarized financial information for the Company’s interest in Sandbox Royalties Corp., which is incorporated in Canada, on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies is as follows:

In $000s	Year Ended December 31, 2022

Revenue	$355

Depletion	(267)

Administration expenses	(272)

Other (expense) income	(1,341)

Total net loss	$(1,525)

Company’s share of net loss of associate	$(307)

In $000s	As at December 31, 2022

Current Assets	$6,615

Non-current Assets	71,993

Total Assets	$78,608

Current Liabilities	86

Non-current Liabilities	15,975

Total Liabilities	$16,061

Net Assets	$62,547

Company’s share of net assets of associate	12,600

Adjustments to Sandstorm’s share of net assets	5,678

Carrying amount of investment in associate	$18,278
Summarized financial information in respect of the Company’s Sandbox Royalties Corp. investment in associate as at and for the year ended December 31, 2022 is bas
e
d on amounts included in the
associate’s
most recent available consolidated financial statements prepared in accordance with IFRS as of September 30, 2022, adjusted for material transactions during the three months ended December 31, 2022, and for adjustments made by the Company in applying the equity method, including fair value adjustments on acquisition of the interest in the associate.

B.	Horizon Copper Corp.
Summarized financial
information for the Company’s interest in Horizon Copper Corp., which is incorporated in Canada, on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies is as follows:

In $000s	Year Ended December 31, 2022

Revenue	$-

Administration expenses	(666)

Other (expense) income	(5,582)

Total net loss	$(6,248)

Company’s share of net loss of associate	$(2,124)

In $000s	As at December 31, 2022

Current Assets	$41,360

Non-current Assets	259,523

Total Assets	$300,883

Current Liabilities	141

Non-current Liabilities	271,163

Total Liabilities	$271,304

Net Assets	$29,579

Company’s share of net assets of associate	10,057

Adjustments to Sandstorm’s share of net assets	(1,070)

Carrying amount of investment in associate	$8,987
7 – Investments
As of and for the year ended December 31, 2022:

In $000s	Jan. 1, 2022	Additions	Disposals	Transfers	Fair Value Adjustment	Interest Revenue	Dec. 31, 2022

Short-term investments

Convertible debt instruments 1	$-	$-	$-	$1,272	$-	$-	$1,272

Loans receivable 3	5,001	-	(2,787)	-	-	287	2,501

Total short-term investments	$5,001	$-	$(2,787)	$1,272	$-	$287	$3,773

Non-current investments

Common shares 2	$21,486	$10,748	$(4,820)	$-	$(8,389)	$-	$19,025

Warrants and other 1	1,666	-	-	-	422	-	2,088

Convertible debt instruments 1	904	104,972	(934)	(1,272)	1,334	-	105,004

Loans receivable 3	-	33,781	(33,311)	-	-	(470)	-

Total non-current investments	$24,056	$149,501	$(39,065)	$(1,272)	$(6,633)	$(470)	$126,117

Total investments	$29,057	$149,501	$(41,852)	$-	$(6,633)	$(183)	$129,890

1	Fair value adjustment recorded within Net Income (loss) for the period.
2	Fair value adjustment recorded within Other Comprehensive Income (loss) for the period.
3	Interest revenue recorded within Net Income (loss) for the period.

In

April 2022, the Company closed its previously announced financing package of Bear Creek. The financing package included a $
22.5
 million convertible debenture which bears an interest rate of
6
% per annum and has a term of
three years
, which is measured at fair value through profit or loss. The transaction is further discussed in note 5(b).
In May 2022, the Company sold its equity interest in Entrée Resources Ltd. to Horizon Copper in consideration for a $33.8 million promissory note, measured at amortized cost. This promissory note was extinguished in August 2022 as a part of the finalization of the sale of Hod Maden to Horizon Copper. The transaction is further discussed in note 6.
In June 2022, the Company closed its previously announced sale of a portfolio of royalties to Sandbox, as further discussed in note
5
(b). The secured convertible promissory note, which is measured at fair value through profit and loss, has a principal amount of $31.4 million payable in 10 years, with a fair value at December 31, 2022 of $14.7 million.
In
August 2022, the Company closed
it
s previously announced sale of its 30% interest in Hod Maden, as further discussed in note 6. The convertible promissory note, which is measured at fair value through profit and loss, has a principal amount of $95 million payable in 10 years, with a fair value at the date of the transaction of $68.3 million and a fair value at
December 31, 2022 of $70.3 million. The debenture
bears

an interest rate of SOFR plus 2% over a
10-year
term, with a
3-year
interest holiday.
Subject to certain conditions, principal
repayments begin once Horizon Copper begins receiving cash flows from its 30% interest in the Hod Maden project. Prepayment of the debenture can occur at any time prior to maturity without penalty.
Either party may elect to settle amounts owed under the note in Horizon Copper shares based on a 20 days volume weighted average price so long as Sandstorm’s common share ownership does not exceed 34%.
Under the terms of the debenture, certain additional principal amounts may be made available under limited circumstances.

As
of and for the year ended December 31, 2021:

In $000s	Jan. 1, 2021	Additions	Disposals	Transfers	Fair Value Adjustment	Interest Revenue	Dec. 31, 2021

Short-term investments

Convertible debt instruments 1	$1,852	$-	$(1,722)	$-	$(130)	$-	$-

Loans receivable 3	15	-	(176)	4,986	-	176	5,001

Total short-term investments	$1,867	$-	$(1,898)	$4,986	$(130)	$176	$5,001

Non-current investments

Common shares 2	$28,416	$20,799	$(15,882)	$-	$(11,847)	$-	$21,486

Vale royalties financial instrument	-	-	(5,887)	-	5,887	-	-

Warrants and other 1	1,143	-	(99)	-	622	-	1,666

Convertible debt instruments 1	15,525	-	(12,470)	-	(2,151)	-	904

Loans receivable 3	5,001	-	(189)	(4,986)	-	174	-

Total non-current investments	$50,085	$20,799	$(34,527)	$(4,986)	$(7,489)	$174	$24,056

Total investments	$51,952	$20,799	$(36,425)	$-	$(7,619)	$350	$29,057

1	Fair value adjustment recorded within Net Income (loss) for the period.
2	Fair value adjustment recorded within Other Comprehensive Income (loss) for the period.
3	Interest revenue recorded within Net Income (loss) for the period.
8
– Trade and Other Receivables

In $000s	As at December 31, 2022	As at December 31, 2021

Trade receivables	$18,265	$11,760

Other receivables	3,129	384

Total trade and other receivables	$21,394	$12,144
9 – Trade and Other Payables

In $000s	As at December 31, 2022	As at December 31, 2021

Accounts payable and accrued liabilities	$3,808	$2,234

Dividends payable	4,446	3,055

Withholding taxes payable	1,120	1,041

Other payables 1	9,667	1,017

Total trade and other payables	$19,041	$7,347

1	Includes an $8.3 million payable to Horizon Copper Corp. at December 31, 2022.

10 – Share Capital and Reserves

A.	Authorized Share Capital
The Company is authoriz
e
d to issue an unlimited number of common shares without par value.
Under the Company’s normal course issuer bid (“NCIB”), the Company is able, until April 6, 2023, to purchase up to 18.9 million common shares. The NCIB provides the Company with the option to purchase its common shares from time to time.
The Company’s
at-the-market
equity program expired in May 2022, without any shares being issued under the program.
On
October 4, 2022, the Company completed a public offering of 18,055,000 common shares at a price of $5.10 per common share, for gross proceeds of $92.1 million. In connection with the offering, the Company paid agent fees of $4.6 million, representing 5% of the gross proceeds. Upon closing of the equity financing, the majority of the net proceeds were used to reduce amounts drawn under the Company’s Revolving Facility.
The Company declared a dividend of CAD0.02 per share on March 31, 2022. The full amount of the dividend was paid in cash in April 2022. The Company declared a dividend of CAD0.02 per share on June 30, 2022. The full amount of the dividend was paid in cash in July 2022. The Company declared a dividend of CAD0.02 per share on September 29, 2022. The full amount of the dividend was paid in cash in October 2022. The Company declared a dividend of CAD0.02 per share on December 20, 2022. The full amount of the dividend was recorded as a payable and included within trade and other payables as at December 31, 2022.

B.	Stock Options of the Company
The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company’s other share compensation arrangements, may not exceed 8.5% of the Company’s issued common shares as at the date of the grant.
During the year ended December 31, 2022, the Company granted 4,231,000 options with a weighted average exercise price of CAD7.12 and a fair value of $5.7 million or $1.35 per option. The fair value of the options granted was determined using a BSM using the following weighted average assumptions: grant date share price and exercise price of CAD7.12, expected volatility of 34.25%, risk-free interest rate of 4.03%, dividend yield of 1.12%, and an expected life of 3 years. Expected volatility was determined by considering the trailing 3 year historical average share price volatility of similar companies in the same industry and business model.

A summary of the Company’s options and the changes for the year is as follows:

	Number of options	Weighted average exercise price per share (CAD)

Options outstanding at December 31, 2020	9,127,103	7.33

Granted	2,968,000	7.18

Exercised	(855,761)	(4.96)

Options outstanding at December 31, 2021	11,239,342	7.47

Granted 1	6,249,148	7.19

Exercised	(1,130,218)	(5.39)

Expired	(2,250)	(15.00)

Options outstanding at December 31, 2022	16,356,022	7.50

1	Includes stock options granted in conjunction with the acquisition of Nomad Royalties, which is further discussed in note 5(b).
The

weighted average remaining contractual life of the options as at December 31, 2022 was
2.96
years (year ended December 31, 2021 —
3.26
years). The weighted average share price, at the time of exercise, for those shares that were exercised during the year ended December 31, 2022 was CAD
7.82
per share (year end
e
d December 31, 2021 — CAD
7.74
).
A summary of the Company’s options as of December 31, 2022 is as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (range) (CAD) 1	Exercise price per share (CAD) 1

2023	3,156,999	3,156,999	5.92 – 7.44	6.04

2024	3,188,023	3,188,023	1.66 – 12.40	8.05

2025	2,812,000	1,874,672	9.43	9.43

2026	2,968,000	989,336	7.18	7.18

2027	4,231,000	-	7.12	-

	16,356,022	9,209,030		7.55

1	Weighted average exercise price of options that are exercisable.

C.	Share Purchase Warrants
A summary of the Company’s warrants and the changes for the year is as follows:

	Number of warrants	Shares to be issued upon exercise of warrants

Warrants outstanding at December 31, 2020 and December 31, 2021	-	-

Granted 1	2,661,012	2,661,012

Exercised	(484)	(484)

Expired	(2,418,528)	(2,418,528)

Warrants outstanding at December 31, 2022	242,000	242,000

1	Includes share purchase warrants granted in conjunction with the acquisition of Nomad Royalties, which is further discussed in note 5(b).
The weighted average share price, at the time of exercise, for those warrants that were exercised during the year ended December 31, 2022 was CAD7.40 per share.

At December 31, 2022 the Company had
242,000
warrants outstanding with an exercise price of $8.97 and an expiry date of May 13, 2024.

D.	Restricted Share Rights
The Company has a r
e
stricted share plan (the “Restricted Share Plan”) whereby the Company may grant restricted share rights (“RSRs”) to eligible employees, officers, directors and consultants at an expiry date to be determined by the Board of Directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan permits the issuance of up to a maximum of 4,500,000 restricted share rights.
During the year ended December 31, 2022, the Company granted 566,500 RSRs with a grant date fair value of $3.0 million, a three year vesting term, and a weighted average grant date fair value of $5.25 per unit. As of December 31, 2022, the Company had 2,262,667 RSRs outstanding.

E.	Diluted Earnings Per Share
Diluted earnings per share is calculated based on the following:

In $000s (except for shares and per share amounts)	Year Ended December 31, 2022	Year Ended December 31, 2021

Net income attributable to Sandstorm’s shareholders for the y ear	$78,361	$27,622

Basic weighted average number of shares	231,348,386	193,974,313

Basic earnings per share	$0.34	$0.14

Effect of dilutive securities

Stock options	1,192,958	1,684,992

Restricted share rights	1,776,836	2,164,175

Diluted weighted average number of common shares	234,318,180	197,823,480

Diluted earnings per share	$0.33	$0.14
The following table lists the number of potentially dilutive securities excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of CAD8.10 during the year ended December 31, 2022 (December 31, 2021 — CAD8.76).

	Year Ended December 31, 2022	Year Ended December 31, 2021

Stock Options	4,700,144	4,241,250

Warrants	2,225,825	-
F. Compañia Minera Caserones
In August 2022, Sandstorm acquired a 67.5% interest in

Compañia
Minera Caserones (“CMC”)
,

which is incorporated in Chile.
Summarized financial information for the Company’s investment in this subsidiary, on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies is as follows:

In $000s	As at December 31, 2022

Current Assets	$1,791

Non-current Assets	81,022

Total Assets	$82,813

Current Liabilities	$445

Non-current Liabilities	-

Total Liabilities	$445

Net Assets	$82,368

In $000s	Year Ended December 31, 2022

Revenue	$2,615

Depletion	(1,656)

Administration expenses and other	28

Income tax expense	(714)

Total net income and comprehensive income	$273

Total net income and comprehensive income attributable to non-controlling interests	$89
11 – Revolving Facility and Deferred Financing Costs
In July 2022, Sandstorm amended its revolving credit facility agreement allowing the Company to borrow up to $500 million with an additional uncommitted accordion of up to $125 million, for a total of up to $625 million (the “Revolving Facility”).
In August 2022, Sandstorm amended the Revolving Facility and exercised the full $125 million accordion feature allowing the Company to borrow up to $625 million.
The
Revolving Facility is for general corporate purposes, from a syndicate of banks including The Bank of Nova Scotia, Bank of Montreal, National Bank of Canada, Canadian Imperial Bank of Commerce, and Royal Bank of Canada (“the Syndicate”). The facility matures in October 2025, subject to an extension based on mutual consent of the parties.
The amounts drawn on the Revolving Facility are subject to interest at SOFR plus 1.875%–3.5% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.422%–0.788% per annum, both of which are dependent on the Company’s leverage ratio. The Revolving Facility maintains its sustainability-linked incentive pricing terms that allow Sandstorm to reduce the borrowing costs from the interest rates described earlier as the Company’s performance targets are met.
Under the amendments to the Revolving Facility, Sandstorm is required to maintain a leverage ratio of net debt divided by EBITDA (as defined in the Revolving Facility) of less than or equal to 4.75:1.00 until March 31, 2023; less than or equal to 4.25:1.00 from April 1, 2023 to September 30, 2023; and 4.00:1.00 for each fiscal quarter after. The Company must also maintain an interest coverage ratio of greater than or equal to 3.00:1.00 for each fiscal quarter.
The Revolving Facility is secured against the Company’s assets, including the Company’s Stream, royalty and other interests and investments. As of December 31, 2022, the Company was in compliance with the covenants and the balance of the Revolving Facility was $497.5 million.
Deferred financing costs are amortized on a straight-line basis over the term of the Revolving Facility. At December 31, 2022, deferred financing costs, net of accumulated amortization, was $3.9 million (December 31, 202
1
— $2.6
million)

12 – Income Taxes
The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes.

These differences result from the following items:

In $000s	Year Ended December 31, 2022	Year Ended December 31, 2021

Income before income taxes	$87,769	$44,853

Canadian federal and provincial income tax rates	27%	27%
Income tax expense based on the above rates	$23,698	$12,110

Increase (decrease) due to:

Non-deductible expenses and permanent differences	$2,102	$1,627

Non-taxable portion of capital gain or loss	(3,776)	348

Withholding taxes	2,975	2,178

Recognition of unrecognized losses on Horizon transaction	(11,977)	-

Change in unrecognized temporary differences and other	(3,703)	968

Income tax expense	$9,319	$17,231
The deferred tax liabilities are shown below:

In $000s	As at December 31, 2022	As at December 31, 2021

Non-capital losses	$27,664	$17,405

Investments and other	2,240	274

Stream, royalty and other interests	(44,688)	(35,973)

Total deferred income tax liabilities	$(14,784)	$(18,294)
Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.
Non-capital
losses have been recognized as a deferred income tax asset to the extent there will be future taxable income against which the Company can utilize the benefit prior to their expiration. The Company recognized deferred tax assets in respect of tax losses as at December 31, 2022 of $102.5 million (2021 — $64.5 million)
as it is probable that there will be future taxable profits to recover the deferred tax assets. These non-capital losses carry forwards are located in Canada and expire between
2030-2041.

The
movement in net deferred income taxes is shown below:

In $000s	Year Ended December 31, 2022	Year Ended December 31, 2021

Balance, beginning of the year	$(18,294)	$(5,477)

Recognized in net income (loss) for the year	(4,058)	(14,202)

Recognized in equity	1,634	65

Recognized in other comprehensive income (loss) for the year	900	1,320

Recognized from new acquisitions in the year	5,034	-
Balance, end of year	$(14,784)	$(18,294)

The aggregate amount of deductible temporary differences associated with capital losses and other items, for which deferred income tax assets have not been recognized as at December 31, 2022 are
$
15.6
 million (2021 — $
15.1
million). No deferred tax asset is recognized in respect of these items because it is not probable that future taxable capital gains or taxable income will be available against which the Company can utilize the benefit.

There were no deferred taxes recognized with respect to temporary differences arising from the Nomad acquisition as these were subject to the initial recognition exemption.
1
3
 – Administration Expenses
The administration expenses for the Company are as follows:

In $000s	Year Ended December 31, 2022	Year Ended December 31, 2021

Corporate administration	$ 3,732	$3,198

Employee benefits and salaries	3,864	2,824

Professional fees	2,552	983

Administration expenses before share-based compensation	$ 10,148	$7,005

Equity settled share-based compensation (a non-cash expense)	3,246	3,193

Total administration expenses	$ 13,394	$10,198

1
4
 – Supplemental Cash Flow Information

In $000s	Year Ended December 31, 2022	Year Ended December 31, 2021

Change in non-cash working capital:

Trade receivables and other	$(5,498)	$(4,213)

Trade and other payables	2,608	1,872

Net increase (decrease) in cash	$(2,890)	$(2,341)

Significant non-cash transactions:

Financial instrument received on disposal of Stream, royalty and other interests	$14,123	$-

Sandbox investment in associate received on disposal of Stream, royalty and other interests	18,564	-

Financial instrument received on disposal of Entrée investment in associate	33,781	-

Common shares issued on acquisition of BaseCore portfolio of Stream, royalty and other interests	(75,304)	-

Common shares issued on acquisition of Nomad portfolio of Stream, royalty and other interests	(454,089)	-

Financial instruments received on disposal of Hod Maden investment in associate	68,348	-

Financial instrument disposed of on disposal of Hod Maden investment in associate	(33,311)	-

Horizon Copper investment in associate received on disposal of Hod Maden investment in associate	10,687	-

Common shares received in consideration of a convertible debenture payment	-	13,965
15 – Key Management Compensation
The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s	Year Ended December 31, 2022	Year Ended December 31, 2021

Salaries and benefits	$3,000	$2,588

Share-based payments	4,124	4,368

Total key management compensation expense	$7,124	$6,956

16 – Commitments and Contingencies
In connection with its Streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted) 1

Black Fox	8%	$589

Blyvoor 2	10%	$572

Bonikro 3	6%	$400

CEZinc 4	1%	20% of quarterly average zinc spot price

Chapada 5	4.2%	30% of copper spot price

Entrée 6,7	5.62% on Hugo North Extension and 4.26% on Heruga	Varies

Greenstone 8	2.375%	20% of gold spot price

Hod Maden 9	20%	50% of gold spot price until 405,000 ounces of gold have been delivered, then 60% of gold spot price thereafter

Karma	1.625%	20% of gold spot price

Mercedes 10	25,200 ounces of gold over 3.5 years and 4.4% thereafter 3,750,000 ounces of silver, and 30% of silver produced thereafter	Varies

Platreef 11	37.5%	Varies

Relief Canyon 12	32,022 ounces over 5.5 years and 4% thereafter	Varies

Santa Elena	20%	$473

South Arturo	40%	20% of silver spot price

Vatukoula 13	11,022 ounces over 4 .5 years and 1.199% - 1.363% thereafter	20% of gold spot price

Woodlawn 14	Varies	20% of silver spot price

Yamana silver stream 15	20%	30% of silver spot price

1	Subject to an annual inflationary adjustment.

2
For the Blyvoor Gold Stream, until
300,000
ounces have been delivered
,
Blyvoor Gold (Pty)
Ltd. will deliver 10% of gold production until
16,000
ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first
100,000
ounces in a calendar year until a cumulative
10.32
million ounces of gold have been produced. Under the Stream agreement Sandstorm will make ongoing payments at the lesser of $
572
per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.

3
For the Bonikro Gold Stream, Sandstorm will receive 6% of gold produced at the mine until 39,000 ounces of gold are delivered, then 3.5% of gold produced until 61,750 cumulative
ounces of gold have been delivered, then 2% thereafter. Under the Stream agreement Sandstorm will make ongoing payments at the lesser of $400 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.

4	For the CEZinc zinc stream, the Company has committed to purchase 1.0% of the zinc produced until the later of June 30, 2030 or delivery of 68.0 million pounds of zinc under the contract.

5
For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, the mine has delivered
50
million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.

6
For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases from $220 per gold ounce
 to $500 per gold ounce. For the Entrée silver stream, the purchase price is the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver. For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth. For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.

7
For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.

8
For Greenstone, the Gold Stream on the project is for 2.375% of gold production from the Greenstone joint venture (100% basis), until 120,333 ounces of gold have been delivered, then 1.583% thereafter. In addition to the ongoing payments of 20% of the spot price of gold
and to the extent the costs are incurred by the Greenstone joint venture, Sandstorm will pay the joint venture $30 per ounce to fund mine-level environmental and social programs.

9
Under the Hod Maden Gold Stream, Sandstorm
will receive 20% of all gold produced from Hod Maden (on a 100% basis) and will make ongoing payments of 50% of the gold spot price until 405,000 ounces of gold are delivered (the “Delivery Threshold”). Once the Delivery Threshold has been reached, Sandstorm will receive 12% of the gold produced for the life of the mine for ongoing payments of 60% of the gold spot price.

10
Under the terms of the Mercedes Gold Stream, after receipt of 25,200 gold ounces (the cost of which is 7.5% of the spot price), the Company is entitled to purchase 4.4% of the gold produced from the Mercedes Mine for ongoing per ounce cash payments equal to 25% of the spot price of gold. Under the terms of the Mercedes silver stream, until 3,750,000 ounces of silver have been delivered under the contract (the cost of which is 20% of the spot price of silver), the Company is entitled to purchase 100% of silver produced with a minimum annual delivery requirement of 300,000 ounces per annum. After 3,750,000 ounces of silver have been delivered under the contract, the Company is entitled to purchase 30% of silver produced (the cost of which is 20% of the spot price of silver).

11
Under the terms of the Platreef Gold Stream, the Company has the right to purchase 37.5% of gold produced until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered, and 1.875% thereafter if certain conditions are met. In calculating gold deliveries owing under the Stream, a fixed payability factor of 80% is applied to all gold production. Until 256,980 ounces have been delivered, Sandstorm will make ongoing payments equal to the lesser of $100 per ounce of gold and the gold market price on the business day immediately preceding the date of delivery. After 256,980 ounces have been delivered, Sandstorm will make ongoing payments of 80% of the spot price of gold for each ounce delivered.

12
For the Relief Canyon Stream, after receipt of 32,022 gold ounces (the cost of which is nil), the Company is entitled to purchase 4.0% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations.

13
Under the terms of the amended Vatukoula Gold Stream, the Company is entitled to fixed deliveries totalling
 11,022
gold ounces (the cost of which is
 20%
of the spot price) after January 1, 2023 (the “Vatukoula Fixed Delivery Period”). Following the Vatukoula Fixed Delivery Period, the Company is entitled to purchase
 1.363%
for the first 100,000 ounces of gold produced in a calendar year, and
 1.199%
for the volume of production above 100,000 ounces, with both variable delivery rates subject to upward adjustment depending on the final scale of the Company’s investment in the Vatukoula Gold Stream.

14
For the Woodlawn silver stream, Sandstorm has agreed to purchase an amount of silver equal to 80% of payable silver produced. Deliveries under the Woodlawn silver stream are capped at A$27 million. In addition, the Company holds a second stream at Woodlawn under which the operator has agreed to pay Sandstorm A$1.0 million for each 1Mt of tailings ore processed at Woodlawn, subject to a cumulative cap of A$10 million.

15
Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2

million ounces of silver), until Yamana has delivered to Sandstorm
7.0 million ounces of silver; then 9.0% of the silver produced thereafter.

Contractual obligations related to bank debt and interest are as follows:

In $000s	Total	Less than one year	1-3 years

Bank debt 1	$497,500	$-	$497,500

Interest 2	93,450	37,116	56,334

	$590,950	$37,116	$553,834
1
As at December 31, 2022, the Company had $497.5 million drawn and outstanding on the Revolving Facility. The repayment date in the table above reflects the full term of the facility which matures on October 6, 2025, assuming no extension periods.

2
The amounts drawn on the Revolving Facility are subject to an interest rate of SOFR plus 1.875%–3.5% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.4219% - 0.7875% per annum, both of which are dependent on the terms of the Revolving Facility and the Company’s leverage ratio. The interest charges have been estimated based on assumptions of the Company’s future leverage ratio. The Revolving Facility incorporates sustainability-linked incentive pricing terms that allow the Company to reduce the borrowing costs from the interest rates described above as the Company’s ESG targets are met. The interest charges have been
estimated based on the assumption that the Company will continue with the same pricing adjustment to the debt maturity date. As the applicable interest rate is floating in nature, the interest charges are estimated based on market forward interest rate curves at the ending of the reporting period combined with the assumption that the principal balance outstanding at December 31, 2022, does not change until the debt maturity date.

As previously disclosed, Sandstorm became aware that a third party commenced legal proceedings against it in a Brazilian court. The proceedings involve severance owed to former employees of Colossus Mineração Ltda., a Brazilian subsidiary company of Colossus Minerals Inc. (an entity with which Sandstorm entered into a Stream). Since these severance claims, estimated to be approximately $8 million, remain outstanding, the claimants are seeking to recoup their claims from Sandstorm. Sandstorm intends on defending itself as it believes the case is without merit.
As part of the Horizon Copper transaction, the Company agreed to make available certain additional funds to Horizon Copper subject to certain conditions, including availability, use of proceeds and other customary conditions up to a maximum of $150 million. The facility will bear interest at
SOFR
plus a margin (currently 2.0% - 3.5% per annum). The maturity date of the Horizon Copper facility is August 31, 2032 and is convertible to Horizon Copper shares at the option of the Company or Horizon Copper (provided that no conversion will be effected if it would result in the Corporation holding a greater than 34% equity interest in Horizon Copper). No amounts have been drawn to-date.
As of December 31, 2022, the Company had signed a
12

year
lease for office space which commences in the second quarter of 2023. A portion of this space will be sublet. Under the terms of this agreement the minimum lease payments for the entire space, including the sublet areas, are $25 million over the lease term
.
17 – Segmented Information
The Company’s reportable operating segments, which are components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is
the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

For the year ended December 31, 2022:

In $000s	Product	Sales	Royalty revenue	Cost of sales excluding depletion	Depletion	Stream, royalty and other interests impairments	Gain on disposal of Stream, royalty and other interests and Other	Income (loss) before taxes	Cash flows from operating activities

Antamina, Peru 1	Various	$-	$4,269	$-	$5,676	$-	$-	$(1,407)	$1,069

Aurizona, Brazil	Gold	-	6,925	-	379	-	-	6,546	7,925

Blyvoor, South Africa	Gold	2,589	-	1,199	787	-	-	603	2,083

Bonikro, Cote D’Ivoire	Gold	5,243	-	2,422	3,106	-	-	(285)	3,742

Caserones, Chile	Copper	-	2,615	-	1,656	-	-	959	2,747

Chapada, Brazil	Copper	16,016	-	4,828	3,060	-	-	8,128	11,188

Diavik, Canada	Diamonds	-	8,206	-	2,491	-	-	5,715	8,056

Fruta del Norte, Ecuador	Gold	-	6,546	-	2,416	-	-	4,130	4,757

Houndé, Burkina Faso	Gold	-	5,815	-	2,159	-	-	3,656	3,547

Mercedes, Mexico 2	Various	14,934	-	2,001	8,144	-	-	4,789	11,669

Relief Canyon, United States	Gold	10,891	-	-	5,121	-	-	5,770	10,891

Vale Royalties, Brazil	Iron Ore	-	7,813	-	2,537	-	-	5,276	7,618

Vatukoula, Fiji	Gold	4,503	-	899	2,348	-	(2,396)	3,652	3,604

Yamana silver stream, Argentina	Silver	27,804	-	8,323	11,994	-	-	7,487	19,480

Other 3	Various	15,835	8,728	3,694	7,906	1,086	(23,437)	35,314	21,003

Total Segments		$97,815	$50,917	$23,366	$59,780	$1,086	$(25,833)	$90,333	$119,379

Corporate:

Administration & Project evaluation expenses		$-	$-	$-	$-	$-	$-	$(20,828)	$(14,269)

Foreign exchange loss		-	-	-	-	-	-	(790)	-

Gain on revaluation of investments		-	-	-	-	-	-	1,756	-

Finance (expense) income, net		-	-	-	-	-	-	(16,477)	871

Gain on disposal of investment in associate		-	-	-	-	-	(37,396)	37,396	-

Share of net loss of associates		-	-	-	-	-	-	(3,654)	-

Other		-	-	-	-	-	3,621	33	935

Total Corporate		$-	$-	$-	$-	$-	$(33,775)	$(2,564)	$(12,463)

Consolidated		$97,815	$50,917	$23,366	$59,780	$1,086	$(59,608)	$87,769	$106,916

1	Royalty revenue from Antamina consists of $2.9 million from copper, $0.2 million from silver and $1.2 million from other base metals.
2	Revenue from Mercedes consists of $12.4 million from gold and $2.5 million from silver.
3
Where a Stream, royalty and other
interest
represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Other includes Highland Valley, Santa Elena, Black Fox, Karma, CEZinc, Gualcamayo, Thunder Creek, Mine Waste Solutions, HM Claim, and others. Includes revenue from Stream, royalty and other interests located in Canada of $15.3 million, Mexico of $4.8 million, and other of $4.5 million. Includes revenue from gold of $17.7 million, other base metals of $5.6 million and copper of $1.3 million.

For the year ended December 31, 2021:

In $000s	Product	Sales	Royalty revenue	Cost of sales excluding depletion	Depletion	Stream, royalty and other interests impairments	Gain on revaluation of Vale Royalties financial instrument	Income (loss) before taxes	Cash flows from operating activities

Aurizona, Brazil	Gold	$-	$9,844	$-	$815	$-	$-	$9,029	$9,444

Chapada, Brazil	Copper	15,118	-	4,541	2,963	-	-	7,614	10,577

Diavik, Canada	Diamonds	-	7,647	-	3,372	-	-	4,275	7,097

Fruta del Norte, Ecuador	Gold	-	6,367	-	2,304	-	-	4,063	4,465

Houndé, Burkina Faso	Gold	-	3,803	-	1,610	-	-	2,193	3,802

Relief Canyon, United States	Gold	10,499	-	-	4,711	-	-	5,788	10,499

Vale Royalties, Brazil	Iron Ore	-	4,398	-	1,444	-	(5,887)	8,841	198

Yamana silver stream, Argentina	Silver	25,460	-	7,603	10,415	-	-	7,442	17,857

Other 1	Various	20,645	11,079	4,701	8,070	408	-	18,545	27,096

Total Segments		$71,722	$43,138	$16,845	$35,704	$408	$(5,887)	$67,790	$91,035

Corporate:

Administration & Project evaluation expenses		$-	$-	$-	$-	$-	$-	$(17,968)	$(11,492)

Foreign exchange loss		-	-	-	-	-	-	(645)	-

Loss on revaluation of investments		-	-	-	-	-	-	(1,659)	-

Finance (expense) income, net		-	-	-	-	-	-	(1,654)	38
Share of net loss of associates		-	-	-	-	-	-	(943)	-

Other		-	-	-	-	-	-	(68)	1,558
Total Corporate		$-	$-	$-	$-	$-	$-	$(22,937)	$(9,896)

Consolidated		$71,722	$43,138	$16,845	$35,704	$408	$(5,887)	$44,853	$81,139

1
Where a Stream, royalty and other interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Other includes revenue from Santa Elena, Black Fox, Karma, Gualcamayo, Thunder Creek, Mine Waste Solutions, HM Claim, and others. Includes revenue from Stream, royalty and other interests located in Canada of $14.5 million, Mexico of

$10.9 million and other of $6.3 million. Includes revenue from gold of $25.7 million, other base metals of $3.3 million and copper of $2.7 million. Reportable segments that have not met the criteria for separate disclosure in the current period have been included in Other for the current and prior period.

Total assets as of:

In $000s	December 31, 2022	December 31, 2021

Antamina	$339,751	$-

Aurizona	9,745	11,124

Blyvoor	105,545	-

Bonikro	35,306	-

Caserones	82,800	-

Chapada	46,656	49,709

Diavik	5,401	7,742

Fruta del Norte	28,658	31,174

Greenstone	107,234	-

Horne 5	78,934	-

Hod Maden 1	206,969	69,131

Houndé	30,037	31,179

Hugo North Extension and Heruga 2	35,352	56,628

Mercedes	64,945	-

Platreef	186,640	-

Relief Canyon	13,796	18,910

Vale Royalties	116,856	120,543

Vatukoula	14,886	27,716

Yamana silver stream	25,969	37,954

Other 3	264,261	108,229

Total Segments	$1,799,741	$570,039

Corporate:

Cash and cash equivalents	$7,029	$16,166

Investments	129,890	29,057

Other assets 4	38,117	5,596

Total Corporate	$175,036	$50,819

Consolidated	$1,974,777	$620,858

1	Includes Stream, royalty and other interests of $207.0 million at December 3 1 , 2022. Includes royalty interest of $5.8 million and investment in associate of $63.3 million at December 31, 2021.
2	Includes S tream interest of $35.4 million at December 3 1 , 2022. Includes Stream interest of $35.4 million and investment in associate of $21.3 million at December 31, 2021.
3
Where a Stream, royalty and other interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Includes Santa Elena, Black Fox, Karma, Highland Valley, El Pilar, Cortez Complex (Robertson Deposit), Troilus, CEZinc, Gualcamayo, Thunder Creek, Mine Waste Solutions, Lobo-Marte, Agi Dagi & Kirazli, HM Claim, and others. Reportable segments that have not met the criteria for separate disclosure in the current period have been included in Other for the current and prior period.

4	Includes Sandbox and Horizon Copper investments in associates.

Non-current
assets by geographical region as of:

In $000s	December 31, 2022 1	December 31, 2021 1

North America

Canada	$296,794	$45,917

Mexico	79,852	4,034

USA	68,496	41,660

South & Central America

Peru	$338,042	$-

Brazil	186,740	177,640

Chile	83,482	2,460

Argentina	58,493	51,627

Ecuador	27,259	29,675

French Guiana	5,160	5,160

Africa

South Africa	$294,707	$2,745

Burkina Faso	35,927	38,565

Cote D’Ivoire	34,667	-

Other

Turkey	$210,888	$72,917

Mongolia	35,995	57,271

Australia	16,982	3,220

Fiji	14,886	27,590

Other	298	2,717

Consolidated	$1,788,668	$563,198

1
Includes Stream, royalty and other interests and Other long-term assets at December 31, 2022. Includes Stream, royalty and other interests, Investments in associates and Other long-term assets at December 31, 2021.